



# One World, One Global

global payments 2007 annual report

**Global Payments Inc. (NYSE:GPN)** is a leading payment processing and consumer money transfer company. The Company markets its services to consumers, merchants, Independent Sales Organizations (ISOs), financial institutions, government agencies and multi-national corporations located throughout the United States, Canada, Europe, Latin America and the Asia-Pacific region.

Global Payments offers a comprehensive line of payment processing solutions for credit and debit cards, business-to-business purchasing cards, gift cards, electronic check conversion and check guarantee, verification and recovery, as well as cash advance services for gaming and point-of-sale equipment services. The Company also provides consumer money transfer services from the U.S. and Europe to destinations in Latin America, Morocco, the Philippines, Poland and Romania.

While the range and depth of our products and services set us apart from others in the industry, it is our customer service that truly distinguishes Global Payments. With a relentless commitment to "delight our customers" included in our corporate values, we seek to ensure that all of our payment and processing services meet the needs of businesses today and set the industry standards for the future.

For more information about the Company and its services, visit www.globalpaymentsinc.com.

***Footnotes:**

Refer to "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (SEC) and also available on the Company's Web site, in conjunction with these footnotes for additional explanations of our adjustments to results of operations in accordance with accounting principles generally accepted in the United States (GAAP).

Operating income and diluted earnings per share (EPS) excludes net restructuring and other charges of $3.1 million, $1.9 million and $3.7 million in fiscal years ended May 31, 2007, 2006 and 2005, respectively. On a GAAP basis, operating income was $218.1 million, $201.1 million and $160.1 million in the fiscal years ended May 31, 2007, 2006 and 2005, respectively. Diluted EPS on a GAAP basis was $1.75, $1.53 and $1.16, in the fiscal years ended May 31, 2007, 2006 and 2005, respectively.

## For Fiscal Years Ending May 31


$784.3
$908.1
$1,061.5
'05
'06
'07

**Revenue**
in millions


$163.8
$203.0
$221.2
'05
'06
'07

**Operating Income***
in millions


$1.19
$1.54
$1.77
'05
'06
'07

**Diluted EPS***



**Paul R. Garcia**
Chairman, President and
Chief Executive Officer

# To Our Valued Shareholders

As I journey around the globe, visiting customers and co-workers, I take the relative ease of traveling vast distances almost for granted. Although I have had my share of challenging travel experiences, most of the time my trips have been uneventful. It is this hidden infrastructure, the backbone of global commerce, that is the theme of this letter and our annual report, **"One World, One Global."**

How is it one can travel through twelve time zones and emerge in an unfamiliar place, be whisked away by the transportation of choice and then taken to comfortable lodging, without even a thought about establishing payment for these services? How is it, in the unlikely event local currency is needed, cash can be extracted at literally millions of locations with the assurance of twenty-four hour access to funds at a competitive exchange rate? Of course, the answer is ubiquitous access to the networks that support credit and debit cards.

The international traveler is actually a minor player in the scheme of things, as millions of newly minted, creditworthy consumers join the vast number of existing debit and credit cardholders. As most consumers are more likely to travel twelve miles rather than twelve thousand, the uneventful ease of payment is the real story.

It is Global Payments' mission to be a significant provider of credit and debit card services to merchants and their customers around the world. No matter if you live in Mumbai or Moscow, in the Rockies or the Lusatian Mountains, near the beach in Miami or on the shore in the Maldives, Global Payments is there today to process your merchant purchases quickly, safely and dependably.

I am not aware of a more compelling business model than the following factors driving the global growth of credit and debit card acceptance. Consider the evidence. Firstly, consumers and merchants are offered an unbeatable deal...namely, the ability to make purchases or sell their goods or services worldwide at very competitive prices. Consumers can earn rewards on a card that costs nothing and is honored in millions of places globally. The issuers, card associations

*"It is Global Payments' mission to be a significant provider of credit and debit card services to merchants and their customers around the world."*

*Paul R. Garcia*
*Chairman, President and CEO*

and processors, such as Global Payments, are certainly being compensated for their efforts. Lastly, governments encourage the responsible use of credit and debit cards for a myriad of reasons, including taxability and the stimulation of their economies.

We are committed to continue our North American, European and Asian expansion, migrating to leading-edge technology, while attracting and retaining the best and the brightest employees. I feel confident that with the right investments and steadfast focus on our strategy, Global Payments is uniquely positioned to continue to be a leader in the worldwide payments landscape.

**A Review of Fiscal 2007**

Your company had another good year, as we expanded our services, enhanced our balance sheet and grew our revenues and profits, while investing in our infrastructure and our people. Fiscal 2007 will also be remembered as the year we passed the $1 billion milestone in revenues.

On a sad note, shareholders and management lost an ardent supporter. Charles (Garry) Betty, a director since 2002, passed away at the age of 49. Garry will be missed by all who were privileged to have known him.

Finally, I want to thank our over 4,600 colleagues living in more than twenty countries around the globe for their hard work and dedication to Global Payments, some of whom are profiled in this report.

I wish to also thank our loyal customers and our shareholders. You have our pledge to do everything we can to fulfill our mission to offer you our services globally in an effective, timely and ethical manner.

Sincerely,



Paul R. Garcia
Chairman, President and Chief Executive Officer

# One World, One Global

Those familiar with Global Payments know that our corporate mission is, "To be the leader in th delivery of payments and associated information." Leadership requires a relentless commitmen to being the best; to working as a team so that everything that can be dreamed, can be achieved.

Not surprisingly, we have a particular affinity for our annual report theme this year – One World, One Global. As a company, it describes who we are and, at the same time, who we strive to be. In the pages that follow, we feature some of the key employees that reflect the many languages, cultures and leadership styles that make us unique and able to execute our mission in a world full of changes and challenges.





**René A. Belanger**
Senior Vice President - Sales
Global Payments Canada GP

**Rebecca G. Highland**
Vice President - Customer Care
Global Payments Canada GP

Canada Toronto

Montréal native, **René A. Belanger**, has amassed an impressive resume that includes an MBA and positions at IBM, Procter & Gamble, Pepsi-Cola Canada and the Canadian Imperial Bank of Commerce (CIBC). He joined Global Payments in 2001, after Global acquired the CIBC merchant processing portfolio.

In his role as Senior Vice President, Sales for Global Payments Canada GP, René heads a team of more than 100 sales representatives, spanning the largest country in North America. He oversees all Canadian sales channels, deftly moving from contract negotiations to technology solutions and from relationship management to strategic planning.

"The challenge of facing something new every day is one of the things I love about this job," René said.

René's determination to build a world-class sales management team paid off during fiscal 2006 and 2007, with several Canadian channels exceeding internal targets and generating solid sales increases for Global Payments.

"We made a long-term commitment to develop our sales leaders and improve our relationship management," he said. "When you have a strong sales management team, as we do, you can deliver sustained business growth."

A former track and field athlete and ice hockey player, René and his wife, Esther, now are the biggest fans of their 12-year-old daughter, Caroline, a competitive figure skater and equestrian. "We spend a lot of family time at the ice rink and the barn," René said. "Whether at work or at home, I enjoy life and try to have a positive impact on everyone."

**Rebecca G. Highland**, Vice President, Customer Care for Global Payments Canada GP, has spent virtually her entire life in Toronto yet, through her work, she gets glimpses of the world daily.

"Working at Global Payments is nothing short of a cultural adventure. We have employees from all walks of life and many ethnic and religious backgrounds," Rebecca said.

Rebecca grew up in a close-knit family of four girls and earned her degree in psychology at the University of Toronto. Her passion for life radiates in her roles as a wife, a mother to Mackinsey, 6, and Sean, 4, and a top manager for Global Payments.

Rebecca brings energy, enthusiasm and personal commitment to the Customer Care Center. And, that energy is focused on the center's rapid growth, thanks to her leadership.

Rebecca is now ramping up for a new challenge. The Toronto center will handle customer service and authorization calls for Global Payments' Asia-Pacific region including Macau and Hong Kong. "We'll support Cantonese, Mandarin and English languages, in addition to the 23 other languages supported at our center," Rebecca said.

The greatest challenge of running a Customer Care Center is also its greatest reward. After nearly a decade with Global Payments, "I never know what will happen on any given day," Rebecca said, noting that the busiest days in the Center are also the most energizing.

Canada Toronto



**Denise Chan**

Director - Human Resources
Global Payments Asia-Pacific Ltd.



**Konrad K. F. Chan**

Regional Director - Credit, Risk and Compliance
Global Payments Asia-Pacific Ltd.

Hong Kong

The youngest of six children, **Denise Chan** grew up in Hong Kong. She completed her undergraduate studies in general management in Hong Kong before earning her MBA through a distance learning program at the University of Strathclyde in Glasgow, Scotland. Denise also has a master's degree in counseling from the University of South Australia.

Denise's earlier service with several multinational firms gave her the opportunity to travel throughout the Asia-Pacific region to countries where she met and worked with people from Australia, China, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan and Thailand.

When she was hired by Global Payments in May 2006, Denise quickly implemented human resource initiatives to attract top talent in a competitive market. She was instrumental in growing the company to more than 250 employees in eight countries in just one year. In addition, she was responsible for recruiting 100 employees from the Hongkong and Shanghai Banking Corporation to the new joint venture in just one day.

"This is a very special marriage of two unique and successful companies, with employees from diverse backgrounds, cultures and nationalities. We've been able to integrate and balance the identities and needs of both," Denise said.

Denise and her husband, Andy Yuen, strive for a balance between their business and professional lives, as well. Denise practices yoga several times a week to release stress and re-energize. "I want to make a difference to this organization," she said. "I want to apply what I learn from life to work, and from work to life."

If you challenge **Konrad K. F. Chan** to scale a mountain, prepare to see results. An avid outdoorsman and traveler, Konrad trots the globe with his wife, Eileen, climbs and treks across Asia, regularly summiting over 4,000 meters.

Konrad's adventurous spirit was a perfect match for his role as Director of Business Development, China, for Global Payments Asia-Pacific Ltd. A native of Hong Kong, Konrad worked for VISA International before joining the Hongkong and Shanghai Banking Corporation (HSBC).

When Global and HSBC forged their alliance in 2006, Konrad recognized Global Payments as a great company. "Everyone is very professional and highly efficient. We respect each other, we have fun and we get the job done. We have a great team of talented and highly-motivated individuals who are instrumental in helping to establish our presence in China very quickly," said Konrad.

Just nine months after launching Global Payments' operation in China, Konrad stepped into a new position where he oversees the credit functions for the joint venture.

Konrad's new responsibility is a natural progression for the development of Global Payments' business in Asia. "The business climate in a developing market like China is very exciting, you never know what to expect from day to day! I am thrilled to help shape the Company's future here," he said.

For Konrad, there are always new mountains to conquer.

Hong Kong





## Rowell O. del Fierro

Director – Business & Product Development
Global Payments Asia-Pacific Ltd.

## Renata Smutná

Executive Director and Chief Financial Officer
Global Payments Europe, s.r.o.

Hong Kong

**Rowell O. del Fierro** was a high achiever even during his school years in Davao City on the island of Mindanao in the Philippines. He earned a scholarship to the Philippine Science High School in Manila, and then was awarded a college scholarship to Ateneo de Manila University, where he earned a degree in management engineering.

Recruited by the Hongkong and Shanghai Banking Corporation (HSBC), Rowell worked his way up to Vice President for Sales and Marketing for the Philippines' credit card business before moving to HSBC's regional office in Hong Kong to manage its regional merchant acquiring team. When Global Payments Asia-Pacific Ltd. was launched in 2006, Rowell was named to his current position.

"I take pride having been here from the birth of the joint venture," Rowell said.

Respected for his keen business and strategic skills, Rowell plays a key role in fulfilling Global's mission in the Asia-Pacific region. During fiscal 2007, his team launched wireless point-of-service capability, introduced e-Commerce, and centralized POS procurement and vendor management. By reducing costs and building new revenue streams, Rowell's group will continue to add leverage to the joint venture's bottom line.

Rowell balances work and family activities with his wife, Ethel, and two children. He also volunteers with organizations that empower the underprivileged, and he recently ran his first half-marathon.

"I am a passionate family man, but I also enjoy my work," Rowell said. "The culture at Global Payments allows me to participate in major business decisions while also encouraging me to live a well-balanced life."

Czech Republic
Prague

As Executive Director and Chief Financial Officer for Global Payments Europe, **Renata Smutná** had a full plate during fiscal 2007. Under her direction, the transition of the former MUZO business operation into Global Payments Europe was completed. Additionally, the assets of Diginet d.o.o., (Global's indirect payment processor based in Sarajevo, Bosnia and Herzegovina) were also integrated under Global Payments Europe, bringing all of the organization's financial transactions under one roof.

During her two years with Global Payments, Renata's considerable financial expertise has been tapped time and again. She assembled a stellar European central finance organization in Prague, working with "a great team of people who take personal accountability and help to make good things happen," she said. During fiscal 2007, the group served a half-dozen business units, up from just a single unit in fiscal 2005.

At the same time, Renata works closely with her peers at Global Payments' U.S. headquarters to align the Company's financial strategies in the European market. "We know we play a very important role in delivering results and achieving corporate targets," she said, "and we establish our goals accordingly."

An enthusiastic dancer, gardener, cyclist, skier and traveler, Renata is always open to new ideas, cultures and experiences. She also appreciates that several colleagues have served as mentors along her career path.

"Others whom I respect have demonstrated good leadership, and I've tried to follow their direction," she said. "I hope that I can pass along that value to my staff by ensuring that everyone is treated with respect and dignity."





**Stanislav Coufal**
Chief Executive Officer, Global Payments Europe, s.r.o. in Russia
Chairman, Global Payments Credit Services

**Luís Antonio Flores**
Director - Operations
United Europhil, S.A.

## Russian Federation
Moscow

When **Stanislav Coufal** returned to Prague after living in Moscow, he didn't expect his career to take him right back into the heart of Russia's financial district. But, that's exactly where he landed as CEO of the Russian arm of Global Payments Europe and Chairman of Global Payments Credit Services.

Stanislav was highly regarded in Russian financial circles when Global Payments recruited him to run the payment processing and credit bureau services in Russia. Under his direction, Global Payments Credit Services has the largest database of credit information in the Russian Federation.

Stanislav and his team have recently signed StarBank. "The Russian market is dominated by in-house processing; our goal is to explain why Global Payments would benefit their organizations. The fact that we signed StarBank is evidence that we are making strides. The Russian market is a large opportunity for future growth," he pointed out.

Stanislav is devoted to his wife, Jana, four-year-old daughter, Eliška, and one-year-old son, Václav. They enjoy traveling, skiing, mountain hiking and looking after Maxim, a rescued street cat, who is the only Russian citizen in the family.

Stanislav has been awed not just by the scope of Global Payments but also by the Company's team spirit. "We are an enormous company, but there are many opportunities to network with colleagues at all levels," he said.

Additionally, Global Payments' excellent reputation in Eastern Europe has been an asset in building the business in Russia.

"We are on the way to becoming a leader in processing services in this region," Stanislav said. "I'm honored to contribute to the global aspect of our Company."

## Spain
Madrid

**Luís Antonio Flores** is intense and adventurous – characteristics that have come in handy in his role as Director of Operations for United Europhil in Madrid.

A native of Mexico, who moved to the United States at 18, Luís' early dream was to compete at the Summer Olympic Games. Although he made the judo team, his hopes were dashed when he broke a knee. Disappointed yet determined, Luís earned a degree in marketing before deciding to pursue another childhood love – filmmaking. He earned a second degree in cinematography and worked for ten years as a director and producer.

In 1997, Luís agreed to leave the topsy-turvy world of filmmaking and join Raúl Limón's new team at DolEx Dollar Express, Inc. (DolEx), currently a Global Payments' division. Luís specialized in marketing and network development and eventually assumed leadership of the DolEx Television Network – an in-branch video marketing program that was a perfect fit.

Last year, he helped forge a dramatic turnaround in United Europhil's financial operations by implementing a corporate structure and doubling the number of branches.

Luís continues to develop United Europhil's European network, leading a sales team that stretches from Spain to Belgium and the United Kingdom. While ramping up the business and learning the market, he's also found time to add French and Italian to his fluency in English and Spanish.

"Our money transfer business allows our customers to send not only money...but also dreams, happiness and achievement," said Luís. "I am also an immigrant, so I understand that our customers hold their trust in our company. Their needs drive me every day."





**José Antonio Salinas**
Chief Executive Officer
United Europhil, S.A.

**Srinivasarao "Chiru" Chirumamilla**
Director – Oracle Application Development
Global Payments Inc.

Spain
Madrid

**José Antonio Salinas** is passionate about two things in life: his family and his work. José was still pursuing his engineering degree when he began working for a small company in Mexico City, then headed by Raúl Limón, the current CEO of DolEx Dollar Express, Inc. (DolEx). During the next ten years, José steadily progressed through the ranks to Director of Information Technology before he was hired away to command an IT Department on Park Avenue for another company.

José was thrilled, however, when his former employer asked him to help found DolEx Dollar Express, Inc., Global Payments' money transfer services business. In 1997, José and his wife, Esperanza, moved to Dallas, where he handled systems development and finance for DolEx, while earning his MBA at the University of Dallas.

José made a huge commitment moving to Madrid to run Europhil. "My wife and four children are my passion," he said. "As long as we were together, I knew I could face anything."

As CEO of United Europhil, S.A., Global Payments' European money transfer organization, José quickly proved himself. Within the first year, José improved the bottom line and the turnaround continued as he accelerated the number of branch locations.

Despite his positive impact on United Europhil's bottom line, José considers the development of his team of more than 300 employees as his greatest accomplishment.

"We treat everyone with respect and dignity," he said. "We have fun, but we also try to do our best in everything – and to do it with passion."

United States
Atlanta

**Srinivasarao "Chiru" Chirumamilla** came to the United States from India in 1994 to pursue a master's degree in chemical engineering and became fascinated by computer programming. He switched gears entirely, taking his first job as an Oracle developer with Horizon International.

Today, as Director, Oracle Application Development, Chiru manages an entire team of developers. Though he's been a Global Payments' employee since 2004, Chiru worked as a contractor from the time Global spun off from its former parent company, giving him a unique perspective on the data processing technology infrastructure.

Chiru didn't hesitate to join Global Payments when the offer came. "We were using cutting-edge technologies from Oracle, and we were one of the top ten companies implementing Oracle applications," he said. "The work was incredibly challenging."

Those challenges continue to meet Chiru's expectations, including Global Payments' new processing platform. "The pace of application changes certainly keeps my skills up to date, and we continue to upgrade the features of our software technologies to provide a better product for our customers," he said.

"I relish tough challenges and doing the right things right," Chiru admitted. Early in 2007, the applications development staff was nearing deadline to finish a billing system update. Team members worked 48 hours straight – with Chiru at their side – finished the project on time, and took it live the next day.

"It's important for us to think about how we fit into the big picture at Global Payments and how we're going to add value to the Company," Chiru said.





## Teresa K. "Terri" Harwood

Senior Vice President – Service Operations
Global Payments Inc.

## Myles J. Locke

Vice President – North American Finance
Global Payments Inc.

United States
Owings Mills

Most Saturday mornings, **Teresa K. "Terri" Harwood** hikes in Antietam National Battlefield, a historic spot where she relishes the solitude and serenity of this "sacred environment." These few hours of peace help Terri re-energize her busy life as a wife, mother and stepmother to four boys, and Senior Vice President, Service Operations at Global Payments' Customer Care Center in Owings Mills, Maryland.

Terri takes a hands-on approach to her role working with 11 managers and 470 employees, constantly seeking their input to achieve meaningful change. Described as "approachable, communicative, supportive" and, most importantly, "flexible and understanding," Terri lives and breathes her philosophy: "We don't do enough – We do MORE!"

In 2007, under her supervision, the Owings Mills Center was recognized as one of the "Best of the Best" Contact Centers in North America by ContactCenterWorld.com. She has also been named to Global Payments' President's Club and honored as Manager of the Year.

Terri also helped revitalize training in Owings Mills by introducing new leadership development courses to their curriculum. "Global Payments is very much a promote-from-within organization," she said. "Through Global University, we're shaping our employees into the next generation of leaders.

"All of our activities are aligned with the needs of our customers through the creation of overall value," Terri added. "Loyal employees and loyal customers are the key ingredients to Global Payments' success."

United States
Atlanta

A Detroit native with a master's degree in accounting, **Myles J. Locke** headed south, eventually landing at Global Payments, where he mastered the fine art of balancing budgets and business skills. He's intimately involved in providing pricing, guidance and financial analysis to key U.S. and Canadian units such as Third-Party Acquiring, Regional Direct Sales, Check and the Comerica Alliance.

Interfacing with Global Payments' top executives and sales staff, Myles has a unique perspective that enables him to deal with minute details, as well as big-picture discussions. During fiscal 2007, Myles enhanced the relationship between sales and finance by facilitating the development of new financial reports and other initiatives to improve profitability.

According to Myles, who is keenly aware that his financial decisions have a direct impact on the Company's growth objectives, "There is never a downside to doing the right thing. From the top down, we all agree our goal is to maximize shareholder value," Myles said. "All of us have an influence on Global Payments, and I try to emphasize that role – especially when I'm talking to our salespeople, who often take the first step in creating shareholder value."

Beyond the numbers, Myles is famous for his sense of humor, and he holds the distinction of having one of the lowest turnover rates in the Company.

"We take an enjoyable approach to a very serious business," he said. "We never waiver in our financial decisions, but we do have fun along the way."





**Sheri L. Milutin**
Vice President - Sales
Global Payments Inc.

**Curtis Williams**
Vice President - Computer Operations
Global Payments Inc.

United States
Salisbury

When she moved to Maryland's Eastern Shore in 1981, **Sheri L. Milutin** didn't expect to stay more than a few years. At the time, she was looking for a quiet, safe community to raise her small child.

Twenty-five years later, Sheri has left her footprints with many of the merchants along the Eastern Shore and is still dazzling her coworkers with her sales savvy. Her track record includes eight consecutive Global Payments' President's Club sales recognition awards and two consecutive honors as Sales Representative of the Year. As a veteran of Global Payments, Sheri continues to climb the corporate ladder with her recent promotion to Vice President of Sales.

Sheri achieves and surpasses her sales goals by thinking outside the box. Confronted with the seasonal swings of a resort community, she started to sell Global Payments' services to local associations and Chambers of Commerce, then to businesses outside the region. Eventually, she signed a national chain of garden centers, "which broke new ground for me," Sheri recalled.

In 1996, Sheri exceeded her sales plan for the first time. She's been ringing up records ever since, including a multi-million dollar deal last year with upscale retailer, Diesel, Inc.

"When I was given my first sales targets, I thought, 'That's impossible,'" she admited. "Now, I go into each fiscal year challenging myself and my sales teams to exceed expectations."

That positive attitude falls right in line with Sheri's personal philosophy: If you can see it, you can achieve it. "Hard work does pay off," she said with a smile.

United States
Atlanta

When **Curtis Williams** was discharged from the Army, following service in Vietnam that earned him the Bronze Star, he sought employment in communications – his specialty in the military. He found that opportunity at Global Payments.

A self-described "small-town boy" from Dublin, Georgia, who married his high school sweetheart, Rosa, and raised two sons, Curtis is a graduate of Mercer University in Atlanta and an active volunteer. He serves as a Deacon and Vice Chairman of Finance at his church, Secretary/Treasurer of a local Optimist Club and Assistant Treasurer of Reaching Out to Senior Adults.

A perfectionist who is "passionate about doing the job right the first time and managing my staff to provide the best possible service to our customers," Curtis also is a perfect fit as Vice President of Computer Operations. Curtis oversees four managers, 71 employees, and millions of dollars of sophisticated equipment. He often rolls up his sleeves and gets in the trenches with his team.

"I'm a behind-the-scenes guy," Curtis said, but his work is clearly visible to customers. Curtis and his department maintain Global Payments' network to absolute reliability every second of every day. During the height of the holiday shopping season in one day alone, Global processed a record of 8.15 million billable transactions in the U.S. More impressively, Computer Operations' track record of consistently maintaining a growing number of transactions is a testament to how well the department operates 24 hours a day, 7 days a week and 365 days a year.

"The industry has changed dramatically and the infrastructure has become more complex, yet we're providing an even better product than we did when I joined the company 34 years ago."

# Board of Directors

**Paul R. Garcia** – Chairman, President and Chief Executive Officer, Global Payments Inc.

**William I Jacobs** – Lead Director, Global Payments Inc.

**General Edwin H. Burba, Jr.** – Retired, United States Army

**Alex W. "Pete" Hart** – Chairman, SVB Financial Group

**Raymond L. Killian, Jr.** – Chairman Emeritus, Investment Technology Group, Inc.

**Ruth Ann Marshall** – Director, Global Payments Inc.

**Alan M. Silberstein** – President, Allston Associates LLC

**Michael W. Trapp** – President, Sands Partners, Inc.

**Gerald J. Wilkins** – Chief Financial Officer, Habitat for Humanity International

# Executive Leadership

**Jeffery B. Baker** – Senior Vice President, Corporate Development and Strategy, Global Payments Inc.

**Paul R. Garcia** – Chairman, President and Chief Executive Officer, Global Payments Inc.

**Joseph C. Hyde** – Executive Vice President and Chief Financial Officer, Global Payments Inc.

**James G. Kelly** – Senior Executive Vice President and Chief Operating Officer, Global Payments Inc.

**Raúl Limón** – Chief Executive Officer, DolEx Dollar Express, Inc.

**Morgan M. (Mac) Schuessler** – Executive Vice President of Human Resources and Corporate Communications, Global Payments Inc.

**Suellyn P. Tornay** – Executive Vice President and General Counsel, Global Payments Inc.

**Carl J. Williams** – President, Worldwide Payment Processing, Global Payments Inc.

**Executive Team** – *Left to Right:* James G. Kelly, Joseph C. Hyde, Paul R. Garcia, Suellyn P. Tornay, Morgan M. Schuessler, Jeffery B. Baker, Carl J. Williams



# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended May 31, 2007**

**OR**

**☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission File No. 001-16111**



globalpayments

# GLOBAL PAYMENTS INC.
**(Exact name of registrant as specified in charter)**

| | |
|---|---|
| **Georgia**<br>**(State or other jurisdiction of incorporation or organization)** | **58-2567903**<br>**(I.R.S. Employer Identification No.)** |
| **10 Glenlake Parkway, North Tower, Atlanta, Georgia**<br>**(Address of principal executive offices)** | **30328-3473**<br>**(Zip Code)** |

**Registrant's telephone number, including area code: 770-829-8000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, No Par Value | New York Stock Exchange |
| Series A Junior Participating Preferred Share Purchase Rights | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**NONE**
**(Title of Class)**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates (assuming for these purposes, but not conceding, that all executive officers, directors, and shareholders owning 15% or more of the outstanding shares of common stock as of November 30, 2006, are "affiliates" of the Registrant) was $3,644,110,434 based upon the last reported sale price on the New York Stock Exchange on November 30, 2006.

The number of shares of the registrant's common stock outstanding at July 18, 2007 was 80,942,899 shares.

**DOCUMENTS INCORPORATED BY REFERENCE**

Specifically identified portions of the registrant's proxy statement for the 2007 annual meeting of shareholders are incorporated by reference in Part III.

GLOBAL PAYMENTS INC.
2007 FORM 10-K ANNUAL REPORT

## TABLE OF CONTENTS

## CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Unless the context requires otherwise, references in this report to "Global Payments," the "Company," "we," "us," and "our" refer to Global Payments Inc. and our respective subsidiaries.

We believe that it is important to communicate our plans and expectations about the future to our shareholders and to the public. Some of the statements we use in this report, and in some of the documents we incorporate by reference in this report, contain forward-looking statements concerning our business operations, economic performance and financial condition, including in particular: our business strategy and means to implement the strategy; the amount of future results of operations, such as revenue, certain expenses, operating margins, income tax rates, shares outstanding, capital expenditures, operating metrics, and earnings per share; our success and our timing in developing and introducing new products or services and expanding our business; and the successful integration of future acquisitions. You can sometimes identify forward looking-statements by our use of the words "believes," "anticipates," "expects," "intends," "plan," "forecast," "guidance" and similar expressions. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Although we believe that the plans and expectations reflected in or suggested by our forward-looking statements are reasonable, those statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond our control, cannot be foreseen and reflect future business decisions that are subject to change. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Our actual revenues, revenue growth rates and margins, other results of operations and shareholder values could differ materially from those anticipated in our forward-looking statements as a result of many known and unknown factors, many of which are beyond our ability to predict or control. These factors include, but are not limited to, those set forth in Item 1A – Risk Factors of this report, those set forth elsewhere in this report and those set forth in our press releases, reports and other filings made with the Securities and Exchange Commission, or SEC. These cautionary statements qualify all of our forward-looking statements, and you are cautioned not to place undue reliance on these forward-looking statements.

Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. While we may elect to update or revise forward-looking statements at some time in the future, we specifically disclaim any obligation to publicly release the results of any revisions to our forward-looking statements.

# PART I

## ITEM 1—BUSINESS

### General Developments

*Financial Highlights*

In the year ended May 31, 2007, or fiscal 2007, revenue increased 17% to $1,061.5 million from $908.1 million in the year ended May 31, 2006, or fiscal 2006. This revenue growth was primarily due to our domestic direct and new Asia-Pacific merchant services channels. Consolidated operating income was $218.1 million for fiscal 2007, compared to $201.1 million for fiscal 2006, which resulted in a decrease in operating margin to 20.5% for fiscal 2007 from 22.1% for fiscal 2006. Net income increased $17.5 million, or 14%, to $143.0 million in fiscal 2007 from $125.5 million in the prior year, resulting in a $0.22 increase in diluted earnings per share to $1.75 in fiscal 2007 from $1.53 in fiscal 2006.

Merchant services segment revenue increased $140.6 million or 18% to $929.1 million in fiscal 2007 from $788.5 million in fiscal 2006, and money transfer segment revenue increased $12.8 million or 11% to $132.4 million in fiscal 2007 from $119.6 million in fiscal 2006. Merchant services segment operating income increased 16% to $259.7 million in fiscal 2007 from $224.2 million in fiscal 2006, with operating margins of 27.9% and 28.4% for fiscal 2007 and 2006, respectively. Money transfer segment operating income decreased 23% to $14.5 million in fiscal 2007 from $18.7 million in fiscal 2006, with operating margins of 10.9% and 15.7% for fiscal years 2007 and 2006, respectively.

The consolidated operating income amounts reflect restructuring and other charges of $3.1 million and $1.9 million in fiscal 2007 and fiscal 2006, respectively. Restructuring and other charges represented 0.3% and 0.2% of revenue in fiscal 2007 and 2006, respectively. These charges primarily relate to employee termination benefits, fixed asset abandonment and facility closure costs due to facility consolidations and the elimination of redundant activities.

Refer to "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" for a detailed explanation of these results.

*Facility Consolidations and Restructuring*

In March 2007, we decided to consolidate our technical support center located in St. Louis, Missouri into our operations center in Owings Mills, Maryland. We believe this consolidation will improve our customer service by allowing us to provide our customers with a single point of contact in one physical location. This consolidation will result in staff reduction, fixed asset abandonment and facility closure costs and is expected to be completed during our second quarter of fiscal 2008.

In March 2007, we also decided to consolidate an operations facility in Denver, Colorado into our Niles, Illinois operations facility, which we believe will improve the efficiency of our check service offering. This consolidation, which resulted in staff reduction and facility closure costs, was completed during the fourth quarter of fiscal 2007.

*Share Repurchase Program*

On April 5, 2007, our Board of Directors approved a share repurchase program that authorized the purchase of up to $100 million of Global Payments' stock in the open market or as otherwise may be determined by us, subject to market conditions, business opportunities and other factors. This authorization has no expiration date and may be suspended or terminated at any time. Repurchased shares will be retired but will be available for future issuance. No amounts were repurchased during fiscal 2007.

*Asia-Pacific Acquisition*

On July 24, 2006, we completed the purchase of a fifty-six percent ownership interest in the merchant acquiring business of The Hongkong and Shanghai Banking Corporation Limited, or HSBC. This business provides card payment processing services to merchants in the Asia-Pacific region. The business includes HSBC's payment processing operations in the following ten countries and territories: Brunei, China, Hong Kong, India, Macau, Malaysia, Maldives, Singapore, Sri Lanka and Taiwan. Under the terms of the agreement, we initially paid HSBC $67.2 million in cash to acquire our ownership interest. We paid an additional $1.4 million under this agreement during fiscal 2007, for a total purchase price of $68.6 million to acquire our ownership interest. In conjunction with this acquisition, we entered into a transition services agreement with HSBC that may be terminated at any time. Under this agreement, we expect HSBC will continue to perform payment processing operations and related support services until we integrate these functions into our own operations, which we expect will be completed in 2010. The operating results of this acquisition are included in our consolidated statements of income from the date of the acquisition.

**Business Description**

We are a leading payment processing and consumer money transfer company. As a high-volume processor of electronic transactions, we enable merchants, multinational corporations, financial institutions, consumers, government agencies and other profit and non-profit business enterprises to facilitate payments to purchase goods and services or further other economic goals. Our role is to serve as an intermediary in the exchange of information and funds that must occur between parties so that a payment transaction or money transfer can be completed. We were incorporated in Georgia as Global Payments Inc. in September 2000, and we spun-off from our former parent company on January 31, 2001. Including our time as part of our former parent company, we have provided transaction processing services since 1967.

We market our products and services throughout the United States, Canada, Europe and the Asia-Pacific region. We operate in two business segments, merchant services and money transfer, and we offer various products through these segments. Our merchant services segment targets customers in many vertical industries including financial institutions, gaming, government, health care, professional services, restaurants, retail, universities and utilities. Our money transfer segment primarily targets immigrants in the United States and Europe. See Note 10 in the notes to consolidated financial statements for additional segment information and "Item 1A—Risk Factors" for a discussion of risks involved with our international operations.

Total revenues from our merchant services and money transfer segments, by geography and sales channel, are as follows (amounts in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Domestic direct | $ 558,026 | $481,273 | $410,047 |
| Canada | 224,570 | 208,126 | 175,190 |
| Asia-Pacific | 48,449 | — | — |
| Central and Eastern Europe | 51,224 | 47,114 | 40,598 |
| Domestic indirect and other | 46,873 | 51,987 | 62,033 |
| Merchant services | 929,142 | 788,500 | 687,868 |
| Domestic | 115,416 | 109,067 | 91,448 |
| Europe | 16,965 | 10,489 | 5,015 |
| Money transfer | 132,381 | 119,556 | 96,463 |
| Total revenues | $1,061,523 | $908,056 | $784,331 |

***Merchant Services Segment***

Our offerings in the merchant services segment provide merchants, independent sales organizations, or ISOs, and financial institutions with credit and debit card transaction processing, as well as check-related services. We use two basic business models to market our merchant services offerings. One model, referred to as "direct" merchant services, features a salaried and commissioned sales force, ISOs and independent sales representatives, all of whom sell our end-to-end services directly to merchants. Our other model, referred to as "indirect" merchant services, provides the same basic products and services as direct merchant services, primarily to financial institutions and a limited number of ISOs on an unbundled basis, that in turn resell our products and services to merchants. We also offer sales, installation and servicing of ATM and point of sale, or POS, terminals and selected card issuing services, which are components of indirect merchant services, through Global Payments Europe, s.r.o., formerly known as MUZO, which is our subsidiary based in the Czech Republic. Our direct merchant services are marketed in the United States, Canada, and throughout the Asia-Pacific region, while our indirect merchant services are marketed in the United States, Canada, and Europe.

Direct merchant services revenue is generated on services primarily priced as a percentage of transaction value, whereas indirect merchant services revenue is generated on services primarily priced on a specified amount per transaction. In both merchant services models, we also charge other processing fees unrelated to the number of transactions or the transaction value.

***Direct Merchant Services***

We market our services through a variety of sales channels that includes a dedicated sales force, ISOs, an internal telesales group, trade associations, alliance and agent bank relationships, retail outlets and financial institutions. In addition to receiving referrals from approximately 1,500 bank branch locations in Canada, we have affiliations in the United States with hundreds of organizations that provide sales leads, including financial institutions, alliance bank branch locations, trade associations, and value added resellers, or VARs. Additionally, we market directly to customers through print advertising and direct mail efforts. We also participate in major industry tradeshows and publicity events and actively execute various public relations campaigns. In the Asia-Pacific region, we market through a dedicated sales force and receive referrals from HSBC bank branch locations. We pursue this strategy because we believe that it utilizes one of the lowest cost delivery systems available to acquire target customers successfully.

*Credit and Debit Card Transaction Processing*

Credit and debit card transaction processing includes the processing of Visa and MasterCard credit cards, cards issued by other card associations like American Express, Diners Club, Discover and JCB, and on-line and off-line debit cards. Credit and debit card processing involves a consumer or cardholder acquiring goods or services from a merchant and using a credit or debit card as the form of payment. The term "merchant" generally refers to any organization that accepts credit or debit cards for the payment of goods and services, such as retail stores, including physical locations and internet sites, mail order or telephone order outlets, restaurants, universities and government agencies. We are the processing intermediary between the merchant and the card associations, debit networks and financial institutions.

Although card transactions may appear to be simple, a transaction requires a complex process involving various participants in a series of electronic connections. In addition to electronic transaction payment processors such as Global Payments, also known as merchant acquirers, participants in this process include card issuers, cardholders, merchants, card associations and card association members. Card issuers are financial institutions that issue credit and debit cards to approved applicants and are identifiable by their trade name typically imprinted on the issued cards.

An approved applicant for a credit or debit card from a card issuer is referred to as a cardholder, and may be any entity for which an issuer wishes to extend a line of credit, such as a consumer, corporation or government agency. The cardholder may use the card at any merchant location that meets the qualification standards of the relevant card association, such as MasterCard, Visa, other cards such as American Express, Diners Club and Discover, or debit networks such as NYCE, PULSE and STAR in the United States, Interac in Canada and the various debit networks in the Asia-Pacific region.

The card associations and debit networks consist of members, generally financial institutions, who establish uniform regulations that govern much of the industry. During a typical card transaction, the merchant and the card issuer do not interface directly with each other, but instead rely on merchant acquirers. A merchant acquirer can be an independent processor that acts with a member sponsor, such as Global Payments, or the merchant acquirer can be a bank itself. We perform a series of services including authorization, electronic draft capture, file transfers to facilitate the funds settlement and certain exception-based, back office support services such as chargeback and retrieval resolution. The following is a more detailed description of credit and debit card transactions:

A card transaction begins when a cardholder presents a card for payment at a merchant location and the merchant swipes the card's magnetic strip through a POS terminal card reader, which may be provided by Global Payments. Alternatively, card and transaction information may be captured and transmitted to our network through a POS device by one of a number of products that we offer directly or through a VAR. For a credit card transaction, authorization services generally refer to the process in which the card issuer indicates whether a particular credit card is authentic and whether the impending transaction value will cause the cardholder to exceed defined limits. The terminal electronically records sales draft information, such as the credit card identification number, transaction date and value of the goods or services purchased. Debit card payments differ slightly from traditional credit card transactions in that the cardholder is required to have sufficient funds available in a deposit account at the time of the transaction, or the debit card transaction will not be authorized. PIN-based or on-line debit transactions are sent through a debit network, while signature-based, off-line debit, or check card transactions are sent through card associations and require a signature at the time of purchase. Also, PIN-based or on-line debit transactions typically deduct the purchase amount from the cardholder's deposit account within a day of the purchase, depending on the time of the purchase. Signature-based, off-line debit or check card transactions typically debit the cardholder's deposit account two to three days after the purchase, although the funds are "held" with a memo posted to the cardholder's bank account. A credit card transaction posts to a cardholder's account, reducing the available credit limit in a similar manner.

After the card and transaction information is captured by the POS device, the terminal automatically either dials a pre-programmed phone number or otherwise connects to our network, such as through the internet or a leased line, in order to receive authorization of the transaction. We route the request to the applicable card association or debit network. The card association or debit network forwards the authorization request to the card issuer, who determines a response based on the status of the cardholder's account. The response is returned to the merchant's terminal via the same communication network. This entire authorization and response process occurs within seconds from the time the merchant swipes the cardholder's card through the POS terminal card reader.

Electronic draft capture is the process of transferring sales draft data into an electronic format so that it may be sent through networks for clearing and settlement. The card associations use a system known as interchange, in the case of credit and off-line debit cards, and financial institutions use the debit networks, in the case of on-line debit cards, to transfer the information and funds between the card issuers and us to complete the link between merchants and card issuers.

In order to provide credit card transaction processing services, we must be designated as a certified processor by MasterCard and Visa, in addition to a Merchant Service Provider by MasterCard and an Independent Sales Organization by Visa. These designations are dependent upon member clearing banks of either organization sponsoring us and our adherence to the standards of the Visa and MasterCard associations. A financial institution that is a member of the Visa and/or MasterCard card associations (the "Member") must sponsor an electronic transaction payment processor such as Global Payments. We have four primary financial institution sponsors in the United States, Canada, and the Asia-Pacific region with whom we have sponsorship or depository and processing agreements. These agreements allow us to route transactions under the member banks' control and identification numbers to clear credit card transactions through Visa and MasterCard. The member financial institutions of Visa and MasterCard, some of which are our competitors, set the standards with which we must comply.

Funds settlement refers to the process of transferring funds for sales and credits between cardholders and merchants. Depending on the type of transaction, either the credit card interchange system or the debit network is used to transfer the information and funds between the Member and card issuer to complete the link between merchants and card issuers.

In the United States and Canada, we use our network telecommunication infrastructure to deliver funding files to the Member, which creates a file to fund the merchants over the Federal Reserve's Automated Clearing House system in the United States, or the Automated Clearing Settlement System or the Large Value Transfer System in Canada. In our United States portfolio and in most of our Canadian portfolio, merchant funding primarily occurs after the Member receives the funds from the card issuer through the card associations. For certain of our Canadian and Asia-Pacific merchant accounts, the Member funds the merchants before the Member receives the net settlement funds from the card associations, creating a net settlement asset at the Member. In the Asia-Pacific region, the Member provides the payment processing operations and related support services on our behalf under a transition services agreement. The Member will continue to provide these services until we integrate the Asia-Pacific operations into our own operations, which we expect will be completed in various phases through 2010. After our integration, the Member will continue to provide funds settlement services similar to the functions performed by our Members in the United States and Canada.

Timing differences, interchange expenses, merchant reserves and exception items cause differences between the amount the Member receives from the card associations and the amount funded to the merchants. The standards of the card associations restrict us from performing funds settlement or accessing merchant settlement funds, and, instead, require that these funds be in the possession of the Member until the merchant is funded. However, in practice and in accordance with the terms of our sponsorship agreements with our Members, we follow a net settlement process whereby, if the Member's funding obligation to the merchant precedes the incoming amount from the card associations, the amount of that net receivable position is advanced to the Member. Conversely, if the incoming amount from the card associations precedes the Member's funding obligation to the merchant, we temporarily hold the surplus on behalf of the Member, in a joint deposit account or in an account at the Member bank. Management believes that this practice is also commonly followed by other independent processors as the Members normally attempt to have a zero balance in their owned bank accounts at the end of each day. Each participant in the transaction process receives compensation for its services.

As an illustration, on a $100.00 credit card transaction, the card association may fund the Member $98.50 after retaining a hypothetical $1.50 referred to as an interchange fee or interchange expense. The card associations have published more than 250 different interchange expense rate arrangements. The card issuer seeks reimbursement of $100.00 from the cardholder in the cardholder's monthly credit card statement. The Member would, in turn, pay the merchant $100.00. The net settlement after this transaction would require us to advance to the Member $1.50. After the end of the month, we would bill the merchant a percentage of the transaction, or discount, to cover the full amount of the interchange fee and our net revenue from the transaction. If our net revenue from the merchant in the above example was 0.5% of the credit card transaction value, we would bill the merchant $2.00 at the end of the month for the transaction, reimburse ourselves for approximately $1.50 in interchange fees advanced to the Member and retain $0.50 as our net revenue for the transaction. Our gross profit on the transaction reflects the net revenue less operating expenses, including the network and systems cost to process the transaction and commissions paid to our sales force or ISOs.

If it is determined that the merchant in the above transaction is to be placed on reserve or delay, then collateral is held to minimize contingent liabilities to us associated with charges properly reversed by cardholders, otherwise known as chargebacks. This contingent liability arises from our performance guarantee to the Member sponsor. The merchant funds are held as a cash deposit to minimize this risk of loss associated with the transactions processed. On behalf of the Member, we hold all or a portion of the deposit for the convenience of the Member. In this situation, the Member would net fund us $98.50, the same amount the Member received from the card association. This amount is comprised of the $100.00 that would have been funded by the Member to the merchant, less the same $1.50 for the interchange expense.

If a transaction we had processed previously through the Member is charged back by the cardholder through the card issuer, the Member is notified of the shortfall in the anticipated wire transfer. If the amount of the chargeback is $5.00, the Member would receive $93.50, net from the card association and be required to fund the merchant the same $100.00. Therefore, we would be required to advance $6.50 to the Member. This amount is comprised of $5.00 for the chargeback, plus the same $1.50 for the interchange expense.

In addition to the card processing services described above, we also process retrieval requests on behalf of merchants for issuing banks and provide chargeback resolution services, both of which relate to cardholders disputing an amount that has been charged to their card. We review the dispute and handle the related exchange of information and funds between the merchant and the card issuer if a charge is to be reversed. As a result of our financial institution sponsorship and the terms of our standard merchants' agreement, our direct merchant services customers are liable for any charges properly reversed by the cardholder. In the event, however, that we are not able to collect such amount from the merchants, due to merchant fraud, insolvency, bankruptcy or any other reason, we may be liable for any such reversed charges. We utilize a number of systems and procedures to manage merchant risk. Our risk management services include credit underwriting, credit scoring, fraud control, account processing and collections. In addition, we may require cash deposits, guarantees, letters of credit and other types of collateral by certain merchants to minimize any such contingent liability. Notwithstanding our risk management activities, we have historically experienced losses due to merchant defaults.

*Check Services*

Our check products offer merchant customers risk management alternatives, in the case of our verification and recovery offerings, or risk elimination, in the case of our guarantee offerings, by leveraging our internal and external databases of checkwriters to help decide whether the merchant should accept a check as the form of payment from a particular checkwriter. Our check services products are part of our domestic direct service offering.

Check guarantee services include comprehensive check verification and guarantee services designed for a merchant's specific needs and risk adversity. This service offering guarantees payment of all checks that are electronically verified, primarily using POS check readers and our extensive databases, which allows merchants to expand their revenue base by applying less stringent requirements when accepting checks from consumers. If a verified check is dishonored, our check guarantee service generally provides the merchant with reimbursement of the check's face value, and then we pursue collection of the check through our internal collection services. While we have the right to collect the full amount of the check from the checkwriter, we have historically recovered less than 100% of the guaranteed checks. To protect against this risk, we use verification databases that contain information on historical delinquent check writing activity. We derive revenue for these services primarily by charging the merchant a percentage of the face value of each guaranteed check.

Check verification and recovery services are similar to those provided in the check guarantee service, except that these services do not guarantee payment of the verified checks. Check verification services provide a low-cost loss-reduction solution for merchants wishing to measure a customer's check worthiness quickly at the point of sale without incurring the additional expense of check guarantee services. We provide check recovery services for these customers upon their request. We derive revenues for these services primarily from the service fees collected from delinquent check writers, fees charged to merchants based on a transaction rate per verified check, and fees charged to merchants for specialized services, such as electronic re-deposits of dishonored checks.

In the specialized vertical market of gaming, our VIP LightSpeed proprietary software and VIP Preferred Advantage product provide the gaming industry with the tools necessary to establish revolving check cashing limits for the casinos' customers. VIP Preferred offers both traditional and electronic check cashing options which eliminates the need for paper checks as part of the VIP LightSpeed suite of products. Further, our ATM Cash Advantage product allows the casinos' customers to cash electronic checks at certain ATMs using a VIP Preferred Card to initiate the transaction. Lastly, our PlayerCash Advantage product, formerly referred to as Cash and Win, allows the casinos' customers to complete credit and debit card cash advances by utilizing specialized kiosks to initiate the advances and then completing the transaction at the casino cage. Our gaming products allow fast access to cash with high limits so that gaming establishments can increase the flow of money to their gaming floors and reduce risk. We derive revenue from our gaming products primarily based on a percentage of the transaction value.

***Indirect Merchant Services***

Through our indirect merchant services business model, we market unbundled products and services primarily to financial institutions and a limited number of ISOs that in turn resell our products and services to merchants. The primary service offering in this business model is credit and debit card transaction processing. These products and services are identical with those offered under our direct merchant services business model. We primarily perform authorization, electronic draft capture and file transfer services for our indirect merchant services customers. In addition, we may perform merchant accounting and other back office services. The primary differences between indirect merchant services credit and debit card transaction processing and direct merchant services relate to funds settlement and financial institution sponsorship. Our indirect merchant services customers perform their own funds settlement and either have separate financial institution sponsorship or their own identification numbers, referred to as Bank Identification Number, or BIN, for Visa transactions and Interbank Card Association number, or ICA, for MasterCard transactions, to clear credit card transactions through Visa and MasterCard. Since we are not party to the financial institution sponsorship, we are not potentially liable for any charges properly reversed by the cardholder.

Our merchant accounting services provide information primarily for our indirect merchant services customers to monitor portfolio performance, control expenses, disseminate information and track profitability through the production and distribution of detailed statements summarizing electronic transaction payment processing activity. Our risk management services allow financial institutions to monitor credit and transaction risk, thereby enhancing the profitability of their merchant portfolios. Our risk management services include credit underwriting, credit scoring, fraud control, account processing and collections.

In Europe, we provide these indirect merchant services through our Global Payments Europe subsidiary. Consistent with the European payments processing environment, Global Payments Europe's offerings also include terminal management services for ATM and POS terminals, as well as card issuing services. Our card issuing services in Europe include card database management and card personalization. We also provide credit scoring services to financial institutions in the Czech Republic, Slovakia and Russia.

Our domestic indirect and other service offering also provides financial and operational data to financial institutions, corporations and government agencies and allows these organizations to exchange this information with financial institutions and other service providers. We also provide EDI tax filing and internet tax payment services that allow financial institutions and government agencies to offer corporate taxpayers a secure and convenient method of paying taxes electronically. These services are primarily priced based on a rate per transaction processed.

***Money Transfer Segment***

Our money transfer segment provides consumer money transfer services. A majority of the revenue derived from our money transfer offering consists of our electronic money transfer services marketed under our DolEx brand to the growing population of first and second generation Latin Americans living in the United States. This consumer segment regularly transfers money to family and friends living in Latin America. Following the Europhil acquisition in December 2004, we expanded our money transfer origination locations to Europe and our settlement locations to Morocco, the Philippines, Romania, Poland and other new destinations in Latin America.

As of May 31, 2007, we operated 875 originating retail branch locations in the United States and 68 in Europe, and have settlement arrangements with more than 12,000 bank, exchange house, and retail locations worldwide. DolEx was founded in 1996, primarily by its current management team. The money transfer service offering is primarily driven by transaction levels and unit pricing. Our business strategy is to competitively price our services, provide a timely and quality service, diversify our services through our customer loyalty program and increase our physical presence through additional originating branch locations and expansion into other settlement countries. We believe this strategy will further expand our customer base and increase our market share.

In a typical money transfer transaction, a customer visits one of our originating branch locations and pays a fee based on the nature and amount of the transaction performed on the customer's behalf. Where applicable, the customer is quoted a retail exchange rate when the money transfer transaction is requested. The customer will receive a receipt that includes the amount the beneficiary will receive, the retail exchange rate, money transfer fee, settlement location and total amount that was remitted to us. Our call center provides an additional service for recipients in Mexico by contacting the beneficiary to provide an identification number, the settlement location and the transfer amount to enable the recipient to claim the transferred funds once the transaction is completed at the originating branch location. We earn additional revenue based on the difference between the retail exchange rate that is quoted and the wholesale exchange rate when the currency is purchased, which is in much larger denominations than the individual customer's transaction. On each business day, we estimate the amount of currency needed by our settlement locations, bid the wholesale exchange rates based on the amount needed and purchase currency at the best available rates.

**Employees**

As of May 31, 2007, we had 4,680 employees. Many of our employees are highly skilled in technical areas specific to electronic transaction payment processing and money transfer. We believe that our current and future operations depend substantially on retaining our key technical employees.

**Competition**

***Merchant Services Segment***

Our primary competitors in the electronic transaction payment processing industry include other merchant acquirers, as well as major national and regional financial institution processors and ISOs, some of which are our customers. Certain of these companies are privately held, and the majority of those that are publicly held do not release the information necessary to quantify our relative competitive position precisely. As an independent merchant acquirer, our principal affiliation with financial institutions relates to the sponsorship that enables our access to the card associations and debit networks. We believe an independent merchant acquirer, such as Global Payments, will tend to be more of an advocate for the merchant customer, as there is no other relationship with a card issuing business or cardholder customer service, which is typical of a financial institution processor. Also, a financial institution processor's sales channel is primarily based on customer referrals within the institution while an independent processor or ISO will tend to be focused on sales from all channels, including internally generated leads. Finally, a financial institution processor may not have the same executive focus on a merchant acquiring business, as the business is generally not core to the total revenues of the financial institution. We primarily differ from ISOs in that we have our own processing platform and financial institution sponsorship agreements.

Based on industry publications such as *The Nilson Report*, dated March 2007, we are a leading mid-market and small-market merchant acquirer in the United States. According to that report, one of our competitors, First Data Corporation and its affiliates, is the largest electronic transaction payment processor in the United States.

Our primary competitor in Canada is Moneris Solutions, which we believe has a larger share of the Canadian merchant acquiring market based on volume processed. Moneris Solutions is a joint venture between the Royal Bank of Canada and the Bank of Montreal.

In the Asia-Pacific region, our primary competition is from financial institutions that offer merchant acquiring services. In Europe, our primary competition is from financial institutions, other third party processors and from software providers that offer financial institutions the ability to process transactions in-house.

We service all industry segments and specialize in the direct merchant services, mid-market and small-market segments in the United States, large and mid-market segments in Canada and large and mid-market segments in the Asia-Pacific region. We define mid-market as a merchant with an average of $150,000 to $300,000 in annual Visa and/or MasterCard volume. Many of our ISO relationships provide merchant referrals in the small-market segment, with average annual Visa and/or MasterCard volumes below $150,000. National accounts or large-market merchants that we serve typically range between $3 million to $10 million in annual Visa and/or MasterCard volume, although we serve a limited number of merchants with more than $100 million in such volume and a select few merchants with more than $1 billion in such volume.

Our primary strategy to distinguish ourselves from our competitors focuses on offering a variety of electronic transaction payment processing solutions to our customers. These enhanced services involve vertical market functionality and sophisticated reporting features that add value to the information obtained from our electronic transaction payment processing databases. We believe that our knowledge of these specific markets, the size and effectiveness of our dedicated sales force, affiliations with trade associations, agent banks and VARs, our ability to offer specific, integrated solutions to our customers, including hardware, software, processing, and network facilities, and our flexibility in packaging these products are positive factors that enhance our competitive position.

***Money Transfer Segment***

Our primary competitors in the money transfer industry are Western Union and MoneyGram, who are more diversified with a broader international reach than us. In addition, we face competition from a number of smaller money transfer operators who focus on money transfers from the United States to Latin America. Many of our competitors use agency agreements with third parties at the point of sale to collect funds and input transaction data. We generally use a fixed-cost, branch-owned model at the point of sale rather than a variable-cost, agent-based model. We believe this model enhances our growth strategy, as higher transaction levels may provide significant future leverage.

The most significant competitive factors relating to our money transfer offering include price, reliability, customer service, functionality, the breadth and effectiveness of our distribution channel and value-added features. These competitive factors will continue to change as new distribution channels and alternative payment solutions are developed by our competitors and us. Many money transfer operators, including us, are developing ancillary products and services such as stored value cards, check cashing and bill payments. Increasingly, card-based solutions are being introduced at the origination and settlement points, replacing the current cash-based solution. Our ability to effectively compete in the marketplace depends on our ability to adapt to these technological and competitive advancements. We believe our knowledge of the industry, our relative size and our branch-owned model give us an advantage over our competitors when adapting to these changes.

## Industry Overview and Target Markets

*Industry Overview*

Payment processing service providers offer high-volume electronic transaction payment processing and support services directly to financial institutions, merchants, multinational corporations, government agencies and ISOs. Generally, the payment processing market in the United States and Canada continues to transition from traditional financial institution providers to independent merchant acquirers, such as Global Payments. We believe merchants seek more efficient distribution channels, as well as increased technological capabilities required for the rapid and efficient creation, processing, handling, storage, and retrieval of information.

In the European and Asia-Pacific regions, financial institutions remain the dominant provider of payment processing services to merchants, although the outsourcing of back-end processing services to third party service providers is becoming more prevalent. Throughout all markets, processing services have become increasingly complex, requiring significant capital commitments to develop, maintain and update the systems necessary to provide these advanced services at a competitive price.

We also provide electronic money transfer services to consumers in the United States and Europe who send money to Latin America, Morocco, the Philippines, Romania, Poland and other destinations. Unlike our major competitors in the Latin American corridor that operate an agent-based network, we generally utilize a branch-owned network strategy at the point of sale. We believe that this differentiation allows us to be more flexible and competitive when setting our prices and introducing new products and services.

As a result of continued growth in our industry, several large merchant acquirers, including us, have expanded operations both domestically and internationally. This expansion has come in the form of acquisitions and the creation of alliances and joint ventures. We believe that the electronic payment transaction processing and money transfer industries will continue to consolidate as banks and independent processors that do not have the necessary infrastructure to participate in a highly competitive environment look to exit the business.

In the Canadian market, Visa, MasterCard and Interac are planning to migrate to cards containing chip technology over the coming years. Chip technology provides the ability to process payment transactions securely by protecting the cardholder information in an encrypted and confidential manner. The chip is difficult to copy and has the additional capacity to be personalized by a card issuer, including the ability to be programmed with spending and usage limits, making it possible to authorize some transactions off-line. Chip technology can also help enable a variety of additional card features including applications such as loyalty, access control, rewards and public transit passes. We expect that it will take multiple years for all participants to implement the computer equipment and merchant terminals necessary to accept and process the chip card compliant transactions in the Canadian marketplace. We have developed a long-term plan to ensure our merchants will benefit from the migration to chip technology in the Canadian market. In addition, we have begun to deploy chip card-capable terminals in the Canadian market. Chip card technology is already prevalent in the European and Asia-Pacific markets.

We believe the number of electronic transactions will continue to grow in the future and that an increasing percentage of these transactions will be processed through emerging technologies. To help our customers reduce their transaction costs and speed up the transaction approval process, we have integrated new technologies into our service offerings such as internet protocol communications and check truncation or conversion at the point of sale. If new technologies like radio frequency identification or contactless payment cards continue to evolve and are desired by merchants and consumers, we plan to continue developing new products and services that will exploit the benefits that these new technologies can offer our customers. We also believe that new emerging markets will continue to develop in areas that have been previously dominated by paper-based transactions. Industries such as quick service restaurants, government, recurring payments, and business-to-business should continue to see transaction volumes migrate to more electronic-based settlement solutions. We believe that the continued development of new products and services and the emergence of new vertical markets will be a factor in the growth of our business for the foreseeable future.

*Target Markets*

We believe that significant global opportunities exist for continued growth in the application of electronic transaction payment processing and money transfer services. Although the United States accounts for the largest payment processing volume in the world, global expansion by financial institutions into new geographies and the increased recognition by governments of the ability of payment cards to facilitate economic growth are rapidly transforming the electronic commerce market into a global payments opportunity. Additionally, increased migration trends led by the rapid globalization of the economy are also leading the way for increased electronic money transfer opportunities.

The growth of retail credit card transactions, as well as the rapid growth in the utilization of debit cards, directly correlates with the historic growth of our business. According to *The Nilson Report* dated April 2007, worldwide annual general purpose card purchase volume increased 15% to $5.2 trillion in 2006. General purpose cards include the major card association brands such as American Express, Discover, Diners Club, JCB, MasterCard and Visa. In Canada, general purpose cards also include Interac debit cards.

*The Nilson Report* dated February 2007 estimates that more than $2.4 trillion of annual consumer spending was charged in 2006 using general purpose cards in the United States, a 13% increase from 2005. Based on figures reported in *The Nilson Report* dated April 2007, $336 billion (U.S.) of annual Canadian consumer spending uses general purpose cards as the form of payment, representing an increase of 11% over 2005. *The Nilson Report* dated May 2007 estimates that $1.4 trillion of annual consumer spending was charged in 2006 using general purpose cards in Europe, a 13% increase from 2005.

We process in ten countries and territories in the Asia-Pacific region. This market includes almost 40% of the world's population and 70% of the total Asia-Pacific population according to the *CIA World Factbook.* The gross domestic product of the countries and territories in this market as a whole grew 13% per year on average between 2001 and 2005 according to the World Bank's World Development Indicators database. We believe there are significant, long-term growth opportunities for payment processing in this market.

Equally as attractive has been the increase in the number of international immigrants, which the United Nations Population Division estimates has increased from 75 million in 1960 to 191 million at the end of 2005. In addition, the United Nations projected that migration from developing to industrial countries will average 2.3 million people per year between 2007 and 2050. The World Bank estimates that over $268 billion was remitted internationally worldwide in 2006 with a significant portion of the volume originating in the United States. In 2006, the Pew Hispanic Center estimated that approximately 12.6 million Latin American immigrants reside within the United States and regularly send money home. According to the Inter-American Development Bank, the expected value of electronic money transfer remittances to the Latin American market in 2006 was estimated to be almost $62.3 billion, of which $45 billion is estimated to be from the United States.

**Strategy**

In pursuing our business strategy, we seek to increase our penetration in existing markets, expand into new geographic regions, as represented by our acquisitions in the Asia-Pacific and European regions, and expand into new payment areas, as represented by our acquisitions of DolEx and Europhil in the electronic money transfer service industry. We believe that this strategy provides us with the greatest opportunity to expand our existing business, leverage our existing infrastructure, and maintain a consistent base of recurring revenues, thereby maximizing shareholder equity and acquisition returns on investment. We intend to accomplish this overall strategy as follows:

***Existing offerings***

In pursuing this business strategy, we intend to increase our penetration of existing markets and to further leverage our infrastructure. Our objectives to execute this strategy include the following:

- expand our direct merchant services distribution channels, primarily our existing sales force, ISOs, VARs and other referral relationships;

- provide the best possible customer service at levels that exceed our competitors by investing in technology, training and product enhancements;
- grow our direct merchant services market share in the United States, Canada and Asia-Pacific region by concentrating on the small and mid-market merchant segments;
- grow our indirect merchant services market share in Europe by concentrating on financial institutions with an existing or an emerging focus on merchant acquiring, card issuing, and credit scoring;
- grow our money transfer customer base and market share by expanding our branch and settlement locations and offering competitive pricing;
- provide the latest, secure and enhanced products and services by developing value-added applications, enhancing existing products and developing new systems and services to blend technology with our customer needs; and
- focus on potential domestic and international acquisitions or investments and alliances with companies that have high growth potential and operate in profitable sectors of payments-related industries through compatible products and services, and development and distribution capabilities.

***International markets***

We intend to focus on further diversification in international markets with high payments industry growth, such as Latin America, Europe and the Asia-Pacific region. We may expand our direct merchant services, indirect merchant services and money transfer offerings into these markets, either organically or through acquisitions. We are evaluating these markets due to the following attractive characteristics:

- currently low but growing credit and debit card utilization;
- high level of immigrants who desire to send money using a non-bank provider;
- the absence of a dominant merchant acquirer or processor; and
- potential to satisfy our acquisition strategy.

***Infrastructure***

Our focus on the existing infrastructure will center on attracting, developing and retaining talent to execute our strategy and migrate our systems to leading edge technology. We intend to continue systems integrations, primarily the consolidation of operating platforms.

We continue to make progress on our next generation technology processing platform. This platform is planned to be a new front-end operating environment for our merchant processing in the United States, Asia-Pacific, and Canada, and is intended to replace several legacy platforms that have higher cost structures. Aside from cost advantages, there are many other benefits to this new platform, such as increased speed to market of new products, ease of scalability, enhanced reporting options, hardware environment flexibility, and compliance with EMV and PCI standards. In addition, the platform is being designed as a potential integration platform for future acquisitions, which may help us achieve higher acquisition synergies in the future.

***Maximize corporate returns***

Finally, we believe we will maximize corporate returns by leveraging our core technology and operational capabilities and continue cost reduction initiatives to maximize shareholder equity and acquisition returns on investment. Currently, we have the following multi-year initiatives, among others, underway that we expect will facilitate this goal:

- developing a new technology platform that will enable us to consolidate our front-end platforms in the United States and Canada;

- migrating the Asia-Pacific back-end and front-end platforms away from HSBC and onto our own platforms;
- continuing integration of Europhil's operations into our existing DolEx operations;
- continuing integration of Diginet's operations into our existing Global Payments Europe operations;
- pursuing price reductions from our vendor relationships; and
- streamlining of management positions and operating functions.

## Compliance

### *Money Transfer Licensing and Regulations*

We are subject to various U.S. federal, state and foreign laws and regulations governing money transmission and the sale of payment instruments, such as official checks and money orders.

In the United States, most states license consumer money transfer service providers and issuers of money orders such as DolEx. The applicable state statutes and regulations typically require DolEx to obtain and maintain certain required licenses as a condition to performing these activities. These statutes and regulations generally require DolEx to: (a) satisfy minimum net worth requirements; (b) procure and maintain a surety bond with minimum statutory levels of coverage; (c) demonstrate the character and fitness of the officers and directors of DolEx; and (d) subject itself to periodic financial audits.

The money transfer service offering also is subject to regulation by various agencies of the federal government that are charged with implementing and enforcing anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, collectively referred to as the BSA. The BSA, among other things, requires money transfer companies to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and to maintain transaction records. In addition, certain economic and trade sanctions programs that are administered by the Treasury Department's Office of Foreign Assets Control, or OFAC, prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations.

Global Payments' European money transfer companies, created through Europhil, our acquisition in December 2004, are regulated by various governmental agencies in Spain, Belgium, and the United Kingdom in their money transfer activities. Prior to its acquisition by Global Payments, Europhil received approval from these governmental agencies to act as a money transfer service provider. These governmental agencies generally require Europhil to: (a) satisfy minimum share capital requirements; (b) periodically submit information regarding financial results, changes in corporate documentation or ownership, insurance, and other relevant information; (c) register and maintain transaction information; (d) maintain adequate insurance coverage; (e) ensure the transparency of the conditions of the transactions to its customers; (f) implement safeguards and restrictions to prevent money laundering; and (g) subject itself to periodic audits.

In addition, the money transfer service offerings are subject to regulation in the settlement countries in which DolEx and Europhil offer their services. These regulations may include limitations on what types of entities may offer money transfer services, limitations on the amount of principal that can be moved into or out of a country, limitations on the number of money transfers that may be received by a customer, limitations on the exchange rates between foreign currencies, and regulations intended to help detect and prevent money laundering.

DolEx and Europhil have developed compliance programs to monitor regulatory requirements and developments and to implement policies and procedures to help satisfy these requirements in each origination and settlement jurisdiction. In addition, our use of a U.S. and European branch network for the origination of electronic money transfers, rather than an agent model typically utilized by our larger competitors, allows greater control over our regulatory compliance.

**Where to Find More Information**

We file annual and quarterly reports, proxy statements and other information with the SEC. You may read and print materials that we have filed with the SEC from their website at *www.sec.gov.* In addition, certain of our SEC filings, including our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments thereto can be viewed and printed from the investor information section of our website at *www.globalpaymentsinc.com* free of charge. Certain materials relating to our corporate governance, including our senior financial officers' code of ethics, are also available in the investor information section of our website. Copies of our filings, specified exhibits and corporate governance materials are also available, free of charge, by writing us using the address on the cover of this Form 10-K. You may also telephone our investor relations office directly at (770) 829-8234. We are not including the information on our website as a part of, or incorporating it by reference into, this report.

Our SEC filings may also be viewed and copied at the following SEC public reference room, and at the offices of the New York Stock Exchange, where our common stock is quoted under the symbol "GPN."

SEC Public Reference Room
100 F Street, N.E.
Washington, DC 20549
(You may call the SEC at 1-800-SEC-0330 for further information on the public reference room.)

New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005

## ITEM 1A—RISK FACTORS

*Our revenues from the sale of services to merchants that accept Visa cards and MasterCard cards are dependent upon our continued Visa and MasterCard certification and financial institution sponsorship.*

In order to provide our transaction processing services, we must be designated a certified processor by, and be a merchant service provider of, MasterCard and an independent sales organization of Visa. These designations are dependent upon our being sponsored by member clearing banks of both organizations and our continuing adherence to the standards of the Visa and MasterCard associations. There are a limited number of member clearing banks worldwide that are willing to sponsor certified processors, such as us, and attaining new sponsorship agreements is highly difficult. The member financial institutions of Visa and MasterCard, some of which are our competitors, set the standards with which we must comply. If we fail to comply with these standards, our designation as a certified processor, a merchant service provider or as an independent sales organization could be suspended or terminated. The termination of any of these designations, the loss of any of our four primary sponsor banks, or any changes in the Visa and MasterCard rules that prevent our registration or otherwise limit our ability to provide transaction processing and marketing services for the Visa or MasterCard organizations would likely result in the loss of merchant customers and lead to a material reduction in our revenues and earnings.

*Loss of key Independent Sales Organizations could reduce our revenue growth.*

Our ISO sales channel, which purchases and resells our end-to-end services to its own portfolio of merchant customers, is a strong contributor to our revenue growth. If an ISO switches to another transaction processor, we will no longer receive new merchant referrals from the ISO. In addition, we risk losing existing merchants that were originally enrolled by the ISO. Consequently, if a key ISO switches to another transaction processor, our revenues and earnings could be negatively affected.

*We are exposed to foreign currency risks because of our significant card processing operations in Canada, the Czech Republic, and those in the Asia-Pacific region, as well as our significant electronic money transfer operations in the U.S. and Europe.*

We have significant operations in Canada which are denominated in Canadian dollars. In addition, we have significant operations in the Asia-Pacific region, the Czech Republic and Spain. We are subject to the risk that currency exchange rates between these regions and the United States will fluctuate, potentially resulting in a loss of some of our revenue and earnings when such amounts are exchanged into U.S. dollars.

We also have significant money transfer operations in the U.S. and Europe which subject us to foreign currency exchange risks as our customers deposit funds in the local currencies of the originating countries where our branches are located, and we typically deliver funds denominated in the home country currencies to each of our settlement locations.

*Some of our competitors are larger and have greater financial and operational resources than we do, which may give them an advantage in our market with respect to the pricing of our products and services offered to our customers, our ability to develop new technologies, and our ability to complete acquisitions.*

We operate in the electronic payments and money transfer markets. Our primary competitors in these markets include other independent processors and electronic money transmitters, as well as certain major national and regional banks, financial institutions and independent sales organizations. Companies who are larger than we are have greater financial and operational resources than we have. This may allow them to offer better pricing terms to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings. In addition, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies, including internet payment processing services that provide improved operating functionality and features to their product and service offerings. If successful, their development efforts could render our product and services offerings less desirable to customers, again resulting in the loss of customers or a reduction in the price we could demand for our offerings. Lastly, our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete.

*Our money transfer service offerings are dependent on financial institutions to provide such offerings.*

Our money transfer service offerings involve transferring funds internationally and are dependent upon foreign and domestic financial institutions, including our competitors, to execute funds transfers and foreign currency transactions. Changes to existing regulations of financial institution operations, such as those designed to combat terrorism or money laundering, could require us to change our operational procedures in such a way that might increase our costs of doing business or could require us to terminate certain product offerings. In addition, as a result of existing regulations and/or changes to such regulations, financial institutions could decide to cease providing the services on which we depend entirely, requiring us to terminate certain product offerings in specifically impacted markets. In fact, several significant financial institutions have ceased providing such services as a result of existing regulations, which, in a particular instance, required us to rapidly switch to different financial institution providers of these services. In the future, if we are not able to purchase these services from significant regional or national financial institutions, this would likely result in a material reduction to our money transfer revenue and earnings.

*We are subject to the business cycles and credit risk of our merchant customers.*

A recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. In the event, however, that we are not able to collect such amounts from the merchants, due to merchant fraud, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Any risks associated with an unexpected recessionary economy that we could not mitigate may result in lower revenues and earnings for us. Although we believe our historical loss rates are within or below industry averages, we process billions of dollars in annual Visa and MasterCard volume that are subject to these risks.

*In order to remain competitive and to continue to increase our revenues and earnings, we must continually update our products and services, a process which could result in increased research and development costs in excess of historical levels and the loss of revenues, earnings and customers if the new products and services do not perform as intended or are not accepted in the marketplace.*

The electronic payments and money transfer markets in which we compete include a wide range of products and services including electronic transaction payment processing, money transfer, transaction reporting and other customer support services. These markets are characterized by technological change, new product introductions, evolving industry standards and changing customer needs. In order to remain competitive, we are continually involved in a number of research and development projects including the development of a new front-end platform for electronic payments processing. These projects carry the risks associated with any research and development effort, including cost overruns, delays in delivery and performance problems. In the electronic payments and money transfer markets these risks are even more acute. Our markets are constantly experiencing rapid technological change. Any delay in the delivery of new products or services could render them less desirable to our customers, or possibly even obsolete. In addition, the products and services we deliver to the electronic payments and money transfer markets are designed to process very complex transactions and deliver reports and other information on those transactions, all at very high volumes and processing speeds. Any performance issue that arises with a new product or service could result in significant processing or reporting errors. As a result of these factors, our research and development efforts could result in increased costs that could reduce our earnings, in addition to a loss of revenue and earnings if promised new products are not timely delivered to our customers or do not perform as anticipated.

*Security breaches or system failures could harm our reputation and adversely affect future earnings.*

We handle personal consumer data, such as names, credit and debit account numbers, checking account numbers and payment history records. We process that data and deliver our products and services by utilizing computer systems and telecommunications networks operated both by us and by third party service providers. Although plans and procedures are in place to protect this sensitive data and to prevent failure of, and to provide backup for, our systems, we cannot be certain that our measures will be successful. A security breach or other misuse of such data, or failures of key operating systems and their back-ups, could harm our reputation and deter customers from using our products and services, increase our operating expenses in order to correct the breaches or failures, expose us to unbudgeted or uninsured liability, increase our risk of regulatory scrutiny including the imposition of penalties and fines under state, federal and foreign laws, and adversely affect our continued Visa and MasterCard certification and financial institution sponsorship.

*Reduced levels of consumer spending can adversely affect our revenues and earnings.*

Significant portions of our revenue and earnings are derived from fees from processing consumer credit card and debit card transactions and consumer electronic money transfer transactions. Any recession or economic downturn in the United States or any other country where we do business could negatively impact consumer spending and adversely affect our revenues and earnings.

*Changes in state, federal and foreign laws and regulations affecting the electronic money transfer industry might make it more difficult for our customers to initiate money transfers, which would adversely affect our revenues and earnings.*

If state, federal or foreign authorities adopt new regulations or raise enforcement levels on existing regulations that make it more difficult for our customers to initiate, or their beneficiaries to receive, electronic money transfers, then our revenues and earnings may be negatively affected. This particular topic has been widely debated in the United States at both the state and federal levels, with a currently unclear outcome. Any regulation or enforcement practices that are more restrictive than historical levels that relate to Latin American immigrants, including those who are not legal residents of the United States, could adversely impact our electronic money transfer revenue and earnings.

*Changes in immigration patterns can adversely affect our revenues and earnings from electronic money transfers.*

Our electronic money transfer business primarily focuses on customers who immigrate to the United States from Latin American countries in order to find higher paying jobs and then send a portion of their earnings to family members in Latin America. In addition, our electronic money transfer business also focuses on customers who immigrate to Belgium, the United Kingdom, and Spain from Latin American countries, Morocco, the Philippines, Romania, Poland and other countries. Any changes in these immigration patterns for any reason, including government policies or enforcement, may negatively affect the number of immigrants in Belgium, the United Kingdom, the United States, Spain and any new countries in which we expand our money transfer service offering in the future, which may reduce our customer base and our corresponding revenues and earnings.

*In order for us to continue to grow and increase our profitability, we must continue to expand our share of the existing electronic payments and money transfer markets and also expand into new markets.*

Our future growth and profitability depend upon our continued expansion within the markets in which we currently operate, the further expansion of these markets, the emergence of other markets for electronic transaction payment processing, including internet payment systems, and our ability to penetrate these markets. As part of our strategy to achieve this expansion, we are continually looking for acquisition opportunities, investments and alliance relationships with other businesses that will allow us to increase our market penetration, technological capabilities, product offerings and distribution capabilities. We may not be able to successfully identify suitable acquisition, investment and alliance candidates in the future, and if we do, they may not provide us with the benefits we anticipated. Once completed, investments and alliances may not realize the value that we expect.

Our expansion into new markets is also dependent upon our ability to apply our existing technology or to develop new applications to meet the particular service needs of each new market. We may not have adequate financial or technological resources to develop products and distribution channels that will satisfy the demands of these new markets. If we fail to expand into new and existing electronic payments and money transfer markets, we may not be able to continue to grow our revenues and earnings.

*Increases in credit card association fees may result in the loss of customers or a reduction in our earnings.*

From time to time, Visa and MasterCard increase the fees (interchange and assessment fees) that they charge processors such as us. We could attempt to pass these increases along to our merchant customers, but this might result in the loss of those customers to our competitors who do not pass along the increases. If competitive practices prevent our passing along such increased fees to our merchant customers in the future, we may have to absorb all or a portion of such increases thereby increasing our operating costs and reducing our earnings.

*Utility and system interruptions or processing errors could adversely affect our operations.*

In order to process transactions promptly, our computer equipment and network servers must be functional on a 24-hour basis, which requires access to telecommunications facilities and the availability of electricity. Furthermore, with respect to certain processing services, we are dependent on the systems and services of third party vendors. Telecommunications services and the electricity supply are susceptible to disruption. Computer system interruptions and other processing errors, whether involving our own systems or the systems operated by our third party vendors, may result from such disruption or from human error or other unrelated causes. Any extensive or long-term disruptions in our processing services could cause us to incur substantial additional expense and the loss of customers, which could have an adverse effect on our operations and financial condition.

*The integration of our acquired operations, or other future acquisitions, if any, could result in increased operating costs if the anticipated synergies of operating both businesses as one are not achieved, a loss of strategic opportunities if management is distracted by the integration process, and a loss of customers if our service levels drop during or following the integration process.*

The integration of these businesses with ours presents several challenges, including the fact that they may be based in the regions where we do not currently have operations. If the integration process does not proceed smoothly, the following factors could reduce our revenues and earnings, increase our operating costs, and/or result in a loss of projected synergies:

- we could lose employees to our competitors in the region, which could significantly affect our ability to operate the business and complete the integration, if we are unable to successfully integrate the benefits plans, duties and responsibilities, and other factors of interest to the management and employees of the acquired business;
- we could lose customers to our competitors, which would reduce our revenues and earnings, if the integration process causes any delays with the delivery of our services, or the quality of those services; and
- the acquisition and the related integration could divert the attention of our management from other strategic matters including possible acquisitions and alliances and planning for new product development or expansion into new electronic payments markets.

*Continued consolidation in the banking and retail industries could adversely affect our growth.*

As banks continue to consolidate, our ability to offer our services through indirect channels successfully will depend in part on whether the institutions that survive are willing to outsource their credit and debit card processing to third party vendors and whether those institutions have pre-existing relationships with any of our competitors. Larger banks and larger merchants with greater transaction volumes may demand lower fees which could result in lower revenues and earnings for us.

*Loss of strategic industries could reduce revenues and earnings.*

Although our merchant acquiring portfolio is well diversified and neither one economic sector nor any customer concentration represents a significant portion of our business, a decrease in strategic industries could cause us to lose significant revenues and earnings.

*If we lose key personnel or are unable to attract additional qualified personnel as we grow, our business could be adversely affected.*

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations, the rapidly changing transaction processing and money transfer industries, and the selected markets in which we offer our services. It is possible that the loss of the services of one or a combination of our key personnel would have an adverse effect on our operations. Our success also depends on our ability to continue to attract, manage, and retain additional qualified management and technical personnel as we grow. We cannot guarantee that we will continue to attract or retain such personnel.

*We may become subject to additional United States, state or foreign taxes that cannot be passed through to our merchant services or money transfer customers, in which case our earnings could be adversely affected.*

Payment processing companies like us may be subject to taxation by various jurisdictions on our net income or certain portions of our fees charged to customers for our services. Application of these taxes is an emerging issue in our industry and the taxing authorities have not yet all adopted uniform regulations on this topic. If we are required to pay such taxes and are not able to pass the tax expense through to our merchant customers, our costs will increase, reducing our earnings.

*Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.*

Section 404 of the Sarbanes-Oxley Act requires us to evaluate annually the effectiveness of our internal controls over financial reporting as of the end of each fiscal year and to include a management report assessing the effectiveness of our internal controls over financial reporting in our annual report. Section 404 also requires our independent registered public accounting firm to attest to, and report on, management's assessment of our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Further, this assessment may be complicated by any acquisitions we may complete. During the first fiscal quarter of 2007, we completed the purchase of a fifty-six percent ownership interest in the merchant acquiring business of The Hongkong and Shanghai Banking Corporation Limited, or HSBC. This business provides card payment processing services to merchants in the Asia-Pacific region. The business includes HSBC's payment processing operations in the following ten countries and territories: Brunei, China, Hong Kong, India, Macau, Malaysia, Maldives, Singapore, Sri Lanka and Taiwan. In conjunction with this acquisition, we entered into a transition services agreement with HSBC that may be terminated at any time. Under this agreement, we expect HSBC will continue to perform payment processing operations and related support services until we integrate these functions into our own operations. Until we can integrate the acquisition's financial reporting function into our own, we will rely on HSBC to provide financial data, such as revenue billed to merchants, to assist us with compiling our accounting records. Accordingly, our internal controls over financial reporting could be materially affected, or are reasonably likely to be materially affected, by HSBC's internal controls and procedures. In order to mitigate this risk, we have implemented internal controls over financial reporting which monitor the accuracy of the financial data being provided by HSBC.

While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market's perception of our business and our stock price.

*Anti-takeover provisions of our articles of incorporation and by-laws, our rights agreement and provisions of Georgia law could delay or prevent a change of control that individual shareholders favor.*

Provisions of our articles of incorporation and by-laws, our rights agreement and provisions of applicable Georgia law may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable. The provisions of our articles and by-laws, among other things:

- divide our Board of Directors into three classes, with members of each class to be elected in staggered three-year terms;
- limit the right of shareholders to remove directors;
- regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and
- authorize our Board of Directors to issue preferred shares in one or more series, without shareholder approval.

*We may not be able to or we may decide not to pay dividends or repurchase shares at a level anticipated by shareholders on our common stock, which could reduce shareholder returns.*

The payment of dividends and repurchase of shares are at the discretion of our Board of Directors and will be subject to our financial results, our working capital requirements, the availability of acquisitions and other business opportunities, the availability of surplus funds, interest rate levels, our stock price levels and restrictions under financing agreements. No assurance can be given that we will be able to or will choose to pay any dividends or repurchase any shares in the foreseeable future.

## ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

## ITEM 2—PROPERTIES

The following summarizes the type of facilities we use to operate our business as of May 31, 2007:

| Type of Facility | Leased | Owned |
|---|---|---|
| Facilities in the United States: | | |
| Multi-Purpose (Operations, Sales, Administrative) | 2 | — |
| Operations/Customer Support | 24 | — |
| Sales and money transfer retail branches | 921 | 2 |
| | 947 | 2 |
| International Facilities: | | |
| Multi-Purpose (Operations, Sales, Administrative) | 8 | 3 |
| Operations/Customer Support | 12 | 1 |
| Sales and money transfer retail branches | 75 | 4 |
| | 95 | 8 |
| Total | 1,042 | 10 |

Our principal facilities in the United States are located in Atlanta, Georgia; Owings Mills, Maryland; Arlington, Texas; Niles, Illinois and St. Louis, Missouri. Our principal international facilities are located in Toronto, Canada; Prague, Czech Republic; the Hong Kong Special Administrative Region; Mexico City, Mexico; Monterrey, Mexico and Madrid, Spain. The majority of our sales facilities are money transfer originating retail branches.

We believe that all of our facilities and equipment are suitable and adequate for our business as presently conducted.

## ITEM 3—LEGAL PROCEEDINGS

We are party to a number of claims and lawsuits incidental to the normal course of our business. In our opinion, the ultimate outcome of such matters, in the aggregate, will not have a material adverse impact on our financial position, liquidity or results of operations.

## ITEM 4—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our shareholders during our fourth quarter ended May 31, 2007.

## PART II

## ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the New York Stock Exchange under the ticker symbol "GPN." The table set forth below provides the intraday high and low sales prices and dividends paid per share of our common stock for the four quarters during fiscal 2007 and 2006. We expect to continue to pay our shareholders a dividend per share, on a quarterly basis, in an amount comparable to the dividends indicated in the table. However, any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, capital requirements and such other factors as the Board of Directors deems relevant.

| | High | Low | Dividend Per Share |
|---|---|---|---|
| Fiscal 2007 | | | |
| First Quarter | $49.84 | $36.48 | $0.02 |
| Second Quarter | 46.15 | 37.31 | 0.02 |
| Third Quarter | 49.13 | 37.38 | 0.02 |
| Fourth Quarter | 41.43 | 30.00 | 0.02 |
| Fiscal 2006 | | | |
| First Quarter [1] | $35.76 | $30.58 | $0.02 |
| Second Quarter [1] | 44.74 | 32.29 | 0.02 |
| Third Quarter | 52.75 | 42.50 | 0.02 |
| Fourth Quarter | 54.78 | 44.19 | 0.02 |

1 Stock prices and dividends per share restated to reflect two-for-one stock split effected in the form of a stock dividend distributed October 28, 2005.

The number of shareholders of record of our common stock as of July 18, 2007 was 2,481.

### Equity Compensation Plan Information

The information regarding our compensation plans under which equity securities are authorized for issuance is set forth in "Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Report.

### Sale of Unregistered Securities

We have not issued any unregistered securities during our fiscal year ended May 31, 2007.

## Stock Performance Graph

The following line-graph presentation compares our cumulative shareholder returns with the Standard & Poor's Information Technology Index and the Standard & Poor's 500 Stock Index for the past five years. The line graph assumes the investment of $100 in our common stock, the Standard & Poor's Information Technology Index, and the Standard & Poor's 500 Stock Index on May 31, 2002 and assumes reinvestment of all dividends.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Global Payments Inc., The S&P 500 Index
And The S&P Information Technology Index
$300
$250
$200
$150
$100
$50
$0
5/02
5/03
5/04
5/05
5/06
5/07
Global Payments Inc.
S&P 500
S&P Information Technology

* $100 invested on 5/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending May 31.

| | Global Payments | S&P 500 | S&P Information Technology |
|---|---|---|---|
| May 31, 2002 | $100.00 | $100.00 | $100.00 |
| May 31, 2003 | 94.20 | 91.94 | 94.48 |
| May 31, 2004 | 129.77 | 108.79 | 115.24 |
| May 31, 2005 | 193.30 | 117.75 | 116.29 |
| May 31, 2006 | 260.35 | 127.92 | 117.14 |
| May 31, 2007 | 224.24 | 157.08 | 144.11 |

## Issuer Purchases of Equity Securities

On April 5, 2007, our Board of Directors authorized repurchases of our common stock in an amount up to $100 million. The Board has authorized us to purchase shares from time to time as market conditions permit. There is no expiration date with respect to this authorization. No amounts have been repurchased during the fiscal year ended May 31, 2007.

## ITEM 6—SELECTED FINANCIAL DATA

You should read the selected financial data set forth below in conjunction with "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8—Financial Statements and Supplementary Data" included elsewhere in this annual report. The income statement data for each of the three fiscal years ended May 31, 2007, and the balance sheet data as of May 31, 2007 and 2006 are derived from the audited consolidated financial statements included elsewhere in this annual report. The income statement data for each of the two fiscal years ended May 31, 2004 and the balance sheet data as of May 31, 2005 and 2004 were derived from audited consolidated financial statements included in our Form 10-K for the fiscal year ended May 31, 2005. The balance sheet data as of May 31, 2003 was derived from audited consolidated financial statements included in our Form 10-K for the fiscal year ended May 31, 2004.

| | **For Years Ended May 31,** (in thousands, except per share data) | | | | |
|---|---|---|---|---|---|
| | **2007** | **2006** | **2005** | **2004** | **2003** |
| **Income statement data:** | | | | | |
| Revenue | $1,061,523 | $ 908,056 | $784,331 | $629,320 | $516,084 |
| Operating income (1) | 218,089 | 201,088 | 160,101 | 112,901 | 93,265 |
| Net income | 142,985 | 125,524 | 92,896 | 62,443 | 53,300 |
| **Per share data:** (2) | | | | | |
| Basic earnings per share | $ 1.78 | $ 1.59 | $ 1.20 | $ 0.83 | $ 0.72 |
| Diluted earnings per share | 1.75 | 1.53 | 1.16 | 0.80 | 0.70 |
| Dividends per share | 0.08 | 0.08 | 0.08 | 0.08 | 0.08 |
| **Balance sheet data:** | | | | | |
| Total assets | $1,200,629 | $1,018,678 | $853,505 | $862,774 | $534,400 |
| Line of credit | — | — | 50,000 | 122,000 | — |
| Line of credit with CIBC | — | — | 8,606 | 83,109 | 33,900 |
| Obligations under capital leases | — | 746 | 2,441 | 3,251 | 4,707 |
| Total shareholders' equity | 957,776 | 770,223 | 578,350 | 449,422 | 366,426 |

(1) Includes restructuring and other charges of $3,088, $1,878, $3,726, $9,648 and $1,257 in fiscal 2007, 2006, 2005, 2004 and 2003, respectively. See Note 9 of the notes to consolidated financial statements for a more detailed discussion of fiscal 2007, 2006 and 2005 restructuring and other charges.

(2) Fiscal 2003 and 2004 per share amounts restated to reflect two-for one stock split effected in the form of a stock dividend distributed October 28, 2005.

## ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known and unknown factors, including but not limited to those discussed in "Item 1A—Risk Factors" of this report. See also "Cautionary Notice Regarding Forward-Looking Statements" located above "Item 1—Business."

You should read the following discussion and analysis in conjunction with "Item 6—Selected Financial Data" and "Item 8—Financial Statements and Supplementary Data" appearing elsewhere in this annual report.

### General

We are a leading payment processing and consumer money transfer company. As a high-volume processor of electronic transactions, we enable merchants, multinational corporations, financial institutions, consumers, government agencies and other profit and non-profit business enterprises to facilitate payments to purchase goods and services or further other economic goals. Our role is to serve as an intermediary in the exchange of information and funds that must occur between parties so that a payment transaction or money transfer can be completed. We were incorporated in Georgia as Global Payments Inc. in September 2000, and we spun-off from our former parent company on January 31, 2001. Including our time as part of our former parent company, we have provided transaction processing services since 1967.

We market our products and services throughout the United States, Canada, Europe and the Asia-Pacific region. We operate in two business segments, merchant services and money transfer, and we offer various products through these segments. Our merchant services segment targets customers in many vertical industries including financial institutions, government, professional services, restaurants, universities, utilities, gaming, retail and health care. Our money transfer segment primarily targets immigrants in the United States and Europe. See Note 10 in the notes to consolidated financial statements for additional segment information.

Our offerings in the merchant services segment provide merchants, independent sales organizations, or ISOs, and financial institutions with credit and debit card transaction processing, as well as check-related services. We use two basic business models to market our merchant services offerings. One model, referred to as "direct" merchant services, features a salaried and commissioned sales force, ISOs and independent sales representatives, all of whom sell our end-to-end services directly to merchants. Our other model, referred to as "indirect" merchant services, provides the same basic products and services as direct merchant services, primarily to financial institutions and a limited number of ISOs on an unbundled basis, that in turn resell our products and services to merchants. We also offer sales, installation, and servicing of ATM and point of sale, or POS, terminals and selected card issuing services, which are components of indirect merchant services, through Global Payments Europe, s.r.o., formerly known as MUZO, which is our subsidiary based in the Czech Republic. Our direct merchant services are marketed in the United States, Canada, and throughout the Asia-Pacific region, while our indirect merchant services are marketed in the United States, Canada, and Europe.

Direct merchant services revenue is generated on services primarily priced as a percentage of transaction value, whereas indirect merchant services revenue is generated on services primarily priced on a specified amount per transaction. In both merchant services models, we also charge for other processing fees unrelated to the number of transactions or the transaction value.

Our money transfer segment provides money transfer services. A majority of the revenue derived from our money transfer offering consists of our electronic money transfer services marketed under our DolEx brand to the growing population of first and second generation Latin Americans living in the United States. This consumer segment regularly transfers money to family and friends living in Latin America. Following the Europhil acquisition in December 2004, we expanded our money transfer origination locations into Europe and our settlement locations to Morocco, the Philippines, Romania, Poland and other new destinations.

Our products and services are marketed through a variety of distinct sales channels that include a dedicated direct sales force, ISOs, an internal telesales group, retail outlets, trade associations, alliance bank relationships and financial institutions.

**Executive Overview**

In the year ended May 31, 2007, or fiscal 2007, revenue increased 17% to $1,061.5 million from $908.1 million in the year ended May 31, 2006, or fiscal 2006. This revenue growth was primarily due to our domestic direct and new Asia-Pacific merchant services channels. Consolidated operating income was $218.1 million for fiscal 2007, compared to $201.1 million for fiscal 2006, which resulted in a decrease in operating margin to 20.5% for fiscal 2007 from 22.1% for fiscal 2006. Net income increased $17.5 million, or 14%, to $143.0 million in fiscal 2007 from $125.5 million in the prior year, resulting in a $0.22 increase in diluted earnings per share to $1.75 in fiscal 2007 from $1.53 in fiscal 2006.

Merchant services segment revenue increased $140.6 million or 18% to $929.1 million in fiscal 2007 from $788.5 million in fiscal 2006, and money transfer segment revenue increased $12.8 million or 11% to $132.4 million in fiscal 2007 from $119.6 million in fiscal 2006. Merchant services segment operating income increased 16% to $259.7 million in fiscal 2007 from $224.2 million in fiscal 2006, with operating margins of 27.9% and 28.4% for fiscal 2007 and 2006, respectively. Money transfer segment operating income decreased 23% to $14.5 million in fiscal 2007 from $18.7 million in fiscal 2006, with operating margins of 10.9% and 15.7% for fiscal years 2007 and 2006, respectively.

The consolidated operating income and earnings per share amounts reflect restructuring and other charges of $3.1 million and $1.9 million in fiscal 2007 and fiscal 2006, respectively. Restructuring and other charges represented 0.3% and 0.2% of revenue in fiscal 2007 and 2006, respectively. These charges primarily relate to employee termination benefits, fixed asset abandonment and facility closure costs due to facility consolidations and the elimination of redundant activities. Please see Note 9 in the notes to consolidated financial statements for more information.

In March 2007, we decided to consolidate our technical support center located in St. Louis, Missouri into our operations center in Owings Mills, Maryland. We believe this consolidation will improve our customer service by allowing us to provide our customers with a single point of contact in one physical location. This consolidation will result in staff reduction, fixed asset abandonment and facility closure costs and is expected to be completed during our second quarter of fiscal 2008.

In March 2007, we also decided to consolidate an operations facility in Denver, Colorado into our Niles, Illinois operations facility, which we believe will improve the efficiency of our check service offering. This consolidation, which resulted in staff reduction and facility closure costs, was completed during the fourth quarter of fiscal 2007.

**Components of Income Statement**

We derive our revenues from three primary sources: charges based on volumes and fees for services, charges based on transaction quantity, and equipment sales, leases and service fees. Revenues generated by these areas depend upon a number of factors, such as demand for and price of our services, the technological competitiveness of our product offerings, our reputation for providing timely and reliable service, competition within our industry, and general economic conditions.

Cost of service consists primarily of the following costs: operational-related personnel, including those who monitor our transaction processing systems and settlement; assessment fees paid to card associations; transaction processing systems, including third-party services such as the costs of settlement channels for money transfer services; transition services paid to HSBC in the Asia-Pacific market; network telecommunications capability, depreciation and occupancy costs associated with the facilities performing these functions; amortization of intangible assets; and provisions for operating losses.

Sales, general and administrative expenses consists primarily of salaries, wages and related expenses paid to sales personnel, non-revenue producing customer support functions and administrative employees and management, commissions to independent contractors and ISOs, advertising costs, other selling expenses, share-based compensation expenses and occupancy of leased space directly related to these functions.

Other income and expense consists primarily of interest income and interest expense.

## Results of Operations

***Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006***

The following table shows key selected financial data for the fiscal years ended May 31, 2007 and 2006, this data as a percentage of total revenue, and the changes between fiscal years in dollars and as a percentage of fiscal 2006.

| | 2007 | % of Revenue (1) | 2006 | % of Revenue (1) | Change | % Change |
|---|---|---|---|---|---|---|
| | | (dollar amounts in thousands) | | | | |
| **Revenues:** | | | | | | |
| Domestic direct | $ 558,026 | 53% | $481,273 | 53% | $ 76,753 | 16% |
| Canada | 224,570 | 21 | 208,126 | 23 | 16,444 | 8 |
| Asia-Pacific | 48,449 | 5 | — | — | 48,449 | — |
| Central and Eastern Europe | 51,224 | 5 | 47,114 | 5 | 4,110 | 9 |
| Domestic indirect and other | 46,873 | 4 | 51,987 | 6 | (5,114) | (10) |
| Merchant services | 929,142 | 88 | 788,500 | 87 | 140,642 | 18 |
| Domestic | 115,416 | 11 | 109,067 | 12 | 6,349 | 6 |
| Europe | 16,965 | 2 | 10,489 | 1 | 6,476 | 62 |
| Money transfer | 132,381 | 12 | 119,556 | 13 | 12,825 | 11 |
| Total revenues | $1,061,523 | 100% | $908,056 | 100% | $153,467 | 17% |
| **Consolidated operating expenses:** | | | | | | |
| Cost of service | $ 414,837 | 39.1% | $358,020 | 39.4% | $ 56,817 | 16% |
| Sales, general and administrative | 425,509 | 40.1 | 347,070 | 38.2 | 78,439 | 23 |
| Restructuring and other | 3,088 | 0.3 | 1,878 | 0.2 | 1,210 | 64 |
| Operating income | $ 218,089 | 20.5% | $201,088 | 22.1% | $ 17,001 | 8% |
| **Operating income for segments:** | | | | | | |
| Merchant services | $ 259,670 | | $224,221 | | $ 35,449 | 16% |
| Money transfer | 14,476 | | 18,741 | | (4,265) | (23) |
| Corporate | (52,969) | | (39,996) | | (12,973) | (32) |
| Restructuring and other | (3,088) | | (1,878) | | (1,210) | (64) |
| Operating income | $ 218,089 | | $201,088 | | $ 17,001 | 8% |
| **Operating margin for segments:** | | | | | | |
| Merchant services segment | 27.9% | | 28.4% | | (0.5)% | |
| Money transfer segment | 10.9% | | 15.7% | | (4.8)% | |

(1) Percentage amounts may not sum to the total due to rounding.

*Revenues*

In fiscal 2007, revenue increased 17% to $1,061.5 million from $908.1 million for fiscal 2006. We attribute this revenue growth primarily to our domestic direct and new Asia-Pacific merchant services channels. We intend to continue to grow our domestic and international presence, build our ISO sales channel, increase customer satisfaction, assess opportunities for profitable growth through acquisitions, pursue enhanced products and services for our customers, and leverage our existing business model. We expect our fiscal 2008 consolidated revenue to range from $1,168 million to $1,220 million, reflecting growth of 10% to 15% over fiscal 2007.

*Merchant Services Segment*

Revenue from our merchant services segment for fiscal 2007 increased by $140.6 million or 18% to $929.1 million from $788.5 million for fiscal 2006.

We have continued to grow our domestic direct merchant services channel by adding small and mid-market merchants in diversified vertical markets, primarily through our ISOs. For fiscal 2007, our credit and debit card processed transactions grew 25% and our revenue grew 16% for this channel compared to the prior year. The difference between our transaction growth and revenue growth is primarily a result of a mid single digit percentage decline compared to the prior year in our domestic direct credit card average dollar value of transaction, or average ticket, due to a shift toward smaller merchants added through our ISOs. Our average discount revenue per dollar value volume, or spread, was constant compared to the prior year and, therefore, did not impact the difference between our transaction growth and revenue growth. Our spread was favorably impacted by the shift towards smaller merchants added through our ISOs. Smaller merchants tend to have lower average tickets and higher spreads than larger merchants. This favorable impact on spread was offset by pricing compression relating to merchants added through our direct sales force. Aside from the decline in average ticket described above, the remaining difference between our transaction growth and revenue growth is due to our domestic direct revenue that is not based on the amount of transactions or average ticket described above. This type of revenue includes service fees, equipment fees and check-related services. The total of this revenue grew at a lesser rate than our credit and debit card transaction growth. For fiscal year 2008, we expect annual revenue growth in the low teen to high teen percentage range for this channel.

For fiscal 2007, our Canadian direct credit and debit card processed transactions grew 4%, with overall Canadian revenue growth of 8% compared to the prior year. Our Canadian transaction growth was largely offset by mid single digit percentage declines in our average credit card spread, compared to the prior year. Our revenue growth for fiscal 2007 was primarily due to a favorable Canadian currency exchange rate and card association incentive revenue relating to various programs being implemented in the Canadian market. These card association incentives are not recurring in nature. For fiscal 2008, we expect annual revenue growth in the high single digit to low double digit percentage range for our Canadian channel.

Our Asia-Pacific merchant services revenue for fiscal 2007 was $48.4 million. We completed the purchase of our ownership in HSBC's merchant acquiring business on July 24, 2006, and began operating in this channel at that time. For fiscal 2008, we expect to achieve Asia-Pacific merchant services revenue growth of 30% to 40% compared to fiscal 2007. We expect to realize this growth through enhancing our Asia-Pacific direct sales force, in addition to the benefit of growth in the industry and the impact of reporting a full year of results in fiscal 2008 compared to a partial year in fiscal 2007.

Our Central and Eastern European merchant services revenue for fiscal 2007 increased 9% compared to the prior year period, largely due to a favorable Czech currency exchange rate, the impact of our Diginet acquisition and growth in credit and debit card processed transactions of 15%. These factors were partially offset by the impact of price reductions granted on contract renewals. The deconversion process of the large customer that announced its intention to deconvert prior to the completion of our MUZO acquisition was substantially completed during fiscal 2007. We expect annual fiscal 2008 revenue growth for this channel in the mid single digit to low double digit percentage range.

We experienced continued and expected declines in our domestic indirect and other channel, with a 4% year-over-year decline in credit and debit card transactions processed and a 10% decline in revenue for fiscal 2007. We attribute these revenue declines to the industry consolidation of financial institutions and competitive pricing pressures. For fiscal 2008, we expect an annual revenue decline in the low single digit to high single digit percentage range for this channel.

*Money Transfer Segment*

For fiscal 2007, our domestic money transfer channel transactions grew 18% and revenue grew 6%, compared to fiscal 2006. The growth in transactions was driven primarily by same store sales growth and an increasing domestic branch footprint resulting in 875 domestic branches as of May 31, 2007, compared to 835 domestic branch locations as of May 31, 2006. The difference between our transaction growth and our revenue growth is due to lower pricing compared to the prior year, which is consistent with our strategy of price leadership. During fiscal 2007, we experienced a highly competitive pricing environment. We believe that fewer immigrants may be coming to the United States due to increased immigration legislation and enforcement and an improving Mexican economy, which may be contributing to this environment. Our fiscal 2007 revenue was also negatively impacted by one of our landlords entering the money transfer business and competing with us. As a result, we exited those locations, opened new locations nearby, and responded to aggressive price competition from this landlord to pursue the existing customer base.

In Europe, we ended fiscal 2007 with 68 branch locations, compared to 40 locations as of May 31, 2006. For fiscal 2007, our European money transfer revenue grew 62%, with transaction growth of 73%. This growth is largely due to new branch locations compared to the prior year.

For fiscal 2008, we expect annual revenue growth in the mid single digit to low double digit percentage range for our money transfer segment. We will continue to focus on expanding our domestic and European branch network and to operate as a low-cost provider of money transfer services targeted to immigrant consumers. For the long term, we will also focus on new product opportunities as part of our strategic objective to provide a host of financial services to our customers.

*Consolidated Operating Expenses*

Cost of service increased 16% to $414.8 million for fiscal 2007 compared to $358.0 million in fiscal 2006. As a percentage of revenue, cost of service decreased to 39.1% of revenue for fiscal 2007 from 39.4% in fiscal 2006.

In fiscal 2007, the decline in cost of service as a percentage of revenue is partially related to our revenue growth and the related economies of scale benefits. In addition, this decline is related to several cost factors, including savings from exiting our shared service agreement with our former parent company and a decline in year-over-year operating costs from our domestic and Canadian customer service and back-office centers, including our Dallas facility that we closed in November 2005. In addition, as described in Note 1 in the notes to consolidated financial statements, during the quarter ended August 31, 2005, we recognized an impairment loss of $2.2 million in connection with the MUZO trademark, which is included in cost of service in the accompanying consolidated statement of income for fiscal 2006.

Sales, general and administrative expenses increased by $78.4 million or 23% to $425.5 million for fiscal 2007 from $347.1 million for fiscal 2006. As a percentage of revenue, these expenses increased to 40.1% for fiscal 2007 compared to 38.2% for fiscal 2006.

The increases in sales, general and administrative expenses are primarily due to growth in commission payments to ISOs resulting from the increased revenue in this sales channel. The ISO channel generally has a dilutive effect on our operating margin compared to our other channels due to the ongoing commission payments to the ISOs. The ISO commission model differs from our other sales channels where the commissions are primarily paid for only a twelve-month period. The addition of our new Asia-Pacific channel also contributed to the increases in sales, general and administrative expenses due to the investment in the regional sales force and infrastructure.

In addition, sales, general and administrative expenses increased for fiscal 2007 compared to fiscal 2006 as a result of our adoption, using the modified prospective method, of Statement of Financial Accounting Standards No. 123 (revised 2004): *Share-based Payment*, or FAS 123R, on June 1, 2006. For additional information concerning our adoption of FAS 123R and our share-based awards and options, you should refer to Notes 1 and 8 in the notes to consolidated financial statements. The total share-based compensation cost that has been included in sales, general and administrative expenses for our share-based awards and option plans was $15.2 million for fiscal 2007. The total share-based compensation cost that has been included in sales, general and administrative expenses for our share-based awards and option plans was $2.8 million for fiscal 2006. During fiscal 2007, we recognized $12.4 million in incremental employee stock option expense as a result of FAS 123R.

*Operating Income and Operating Margin for Segments*

For the purpose of discussing segment operations, management refers to operating income as calculated by subtracting segment direct expenses from segment revenue. Overhead and shared expenses, including share-based compensation costs, are not allocated to the segments' operations; they are reported in the caption "Corporate." Similarly, references to operating margin regarding segment operations mean segment operating income divided by segment revenue.

*Merchant Services Segment*

Operating income in the merchant services segment increased 16% to $259.7 million for fiscal 2007 compared to $224.2 million for fiscal 2006. This change resulted in an operating margin of 27.9% for fiscal 2007, compared to 28.4% for fiscal 2006. Our operating margin decreased for fiscal 2007 primarily due to the increases in ISO commission payments and the addition of, and our investment in, our new Asia-Pacific channel, offset by merchant services revenue growth and the cost of service savings discussed above. We are expecting fiscal 2008 total merchant services operating income margin in the 25.5% to 25.9% range. The anticipated decline in this margin compared to fiscal 2007 is primarily due to strong expected growth in our ISO channel, which generally has a dilutive effect on our operating margin, as discussed above.

*Money Transfer Segment*

Operating income in the money transfer segment decreased 23% to $14.5 million for fiscal 2007 compared to $18.7 million for fiscal 2006. This decrease resulted in an operating margin of 10.9% for fiscal 2007, compared to 15.7% for fiscal 2006. This operating margin decline was primarily due to the increased price competition discussed above and our use of a fixed-cost, branch-owned model at the point of sale. We are expecting fiscal 2008 total money transfer operating income margin in the low double digit percentage range.

*Corporate*

Our corporate expenses primarily include costs associated with our Atlanta headquarters, insurance, employee incentive programs, Board of Directors' fees, and certain corporate staffing areas, including finance, accounting, legal, human resources, marketing, and executive. For fiscal 2007, corporate also includes expenses associated with our share-based compensation. Our corporate costs increased 32% to $53.0 million for fiscal 2007 compared to $40.0 million for fiscal 2006. These increases are primarily due to share-based compensation costs related to our implementation of FAS 123R, as described above. For fiscal 2008, we expect corporate expenses to grow in the low single digit to mid single digit percentage range.

*Restructuring and Other Charges*

During the fourth quarter of fiscal 2007, we committed to plans to close two locations and consolidate their functions into existing locations, which is consistent with our strategy to leverage infrastructure and consolidate operations. These restructuring plans will require staff reduction and facility closure costs and are expected to be completed during our second quarter of fiscal 2008. We recorded restructuring and other charges of $3.1 million in fiscal 2007, and we expect to incur approximately $1.7 million in such charges during fiscal 2008. In fiscal 2006, we incurred $1.9 million in restructuring charges in connection with our 2005 restructuring plans.

*Consolidated Operating Income*

Consolidated operating income increased $17.0 million or 8% to $218.1 million for fiscal 2007 compared to $201.1 million for fiscal 2006. This change resulted in an operating margin of 20.5% for fiscal 2007 compared to 22.1% for fiscal 2006. We expect fiscal 2008 total company operating income margin of between 19.1% and 19.5%, excluding the impact of restructuring and other charges relating to our facility consolidation programs as discussed above.

*Consolidated Other Income/Expense, Net*

Interest and other income increased $7.8 million to $8.2 million for fiscal 2007 compared to $0.4 million for fiscal 2006. This improvement is largely due to higher interest income due to higher cash balances and investment rates. During fiscal 2008, we expect approximately $12 million to $15 million in income from the net of our interest and other income and interest and other expense.

*Provision for Income Taxes*

In fiscal 2007, our tax rate, reflected as the provision for income taxes divided by income before income tax and minority interest, decreased to 32.4% from 33.5% in fiscal 2006. The changes in our effective tax rate are due to tax planning initiatives and the impact of international growth. We anticipate our fiscal 2008 effective tax rate will be between 32% and 33%. See Note 7 in the notes to consolidated financial statements for additional information.

*Minority Interest, Net of Tax*

Minority interest, net of tax increased $1.4 million to $9.9 million for fiscal 2007 compared to $8.5 million for fiscal 2006. This increase is due to our new HSBC merchant acquiring acquisition in the Asia-Pacific region. For fiscal 2008, we expect $9 million to $12 million in minority interest, net of tax.

*Net Income and Diluted Earnings Per Share*

Net income increased $17.5 million or 14% to $143.0 million for fiscal 2007 from $125.5 million for fiscal 2006. This increase resulted in a $0.22 increase in diluted earnings per share to $1.75 for fiscal 2007 compared to $1.53 for fiscal 2006. We expect diluted earnings per share to range from $1.85 to $1.94 for fiscal 2008, excluding the anticipated restructuring and other charges discussed above. Lastly, we expect approximately 82 million in average diluted shares outstanding for fiscal 2008, although this amount may be impacted by potential share repurchase activity.

*New Accounting Pronouncements*

Effective June 1, 2006, we adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004): *Share-based Payment* ("FAS 123R"). FAS 123R amends FAS 123 to require adoption of the fair-value method of accounting for employee stock options. Prior to adoption, we accounted for employee stock options at their intrinsic value, which generally did not result in the recognition of expense in the consolidated financial statements. We have elected to adopt FAS 123R using the modified prospective method of adoption as defined in FAS 123R, which requires us to expense the fair value of the unvested portion of stock options granted prior to the adoption date over the options' remaining vesting periods and to expense the fair value of stock options granted subsequent to the adoption date over the options' full vesting periods. We have elected to recognize expense related to the fair value of stock options granted subsequent to the adoption date on a straight-line basis. The fair value of options granted prior to the adoption date had been amortized on an accelerated basis.

Effective June 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.* This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and establishes guidelines for recognition and measurement of a tax position taken or expected to be taken in a tax return. We currently estimate that our liability for uncertain tax positions, which totals $3 million at May 31, 2007 under FAS 109 and FAS 5, will be between $4 million and $6 million as calculated under the measurement provisions of FIN 48. The cumulative effect of adopting FIN 48 is expected to be an increase in liabilities of between $1 million to $3 million with an equal, offsetting decrease to beginning retained earnings at June 1, 2007. FIN 48 will become effective for us on June 1, 2007.

***Fiscal Year Ended May 31, 2006 Compared to Fiscal Year Ended May 31, 2005***

The following table shows key selected financial data for the fiscal years ended May 31, 2006 and 2005, this data as a percentage of total revenue, and the changes between fiscal years in dollars and as a percentage of fiscal 2005.

| | 2006 | % of Revenue (1) | 2005 | % of Revenue (1) | Change | % Change |
|---|---|---|---|---|---|---|
| | | (dollar amounts in thousands) | | | | |
| **Revenues:** | | | | | | |
| Domestic direct | $481,273 | 53% | $410,047 | 52% | $ 71,226 | 17% |
| Canada | 208,126 | 23 | 175,190 | 22 | 32,936 | 19 |
| Central and Eastern Europe | 47,114 | 5 | 40,598 | 5 | 6,516 | 16 |
| Domestic indirect and other | 51,987 | 6 | 62,033 | 8 | (10,046) | (16) |
| Merchant services | 788,500 | 87 | 687,868 | 88 | 100,632 | 15 |
| Domestic | 109,067 | 12 | 91,448 | 12 | 17,619 | 19 |
| Europe | 10,489 | 1 | 5,015 | 1 | 5,474 | 109 |
| Money transfer | 119,556 | 13 | 96,463 | 12 | 23,093 | 24 |
| Total revenues | $908,056 | 100% | $784,331 | 100% | $123,725 | 16% |
| **Consolidated operating expenses:** | | | | | | |
| Cost of service | $358,020 | 39.4% | $337,272 | 43.0% | $ 20,748 | 6% |
| Sales, general and administrative | 347,070 | 38.2 | 283,232 | 36.1 | 63,838 | 23 |
| Restructuring and other | 1,878 | 0.2 | 3,726 | 0.5 | (1,848) | (50) |
| Operating income | $201,088 | 22.1% | $160,101 | 20.4% | $ 40,987 | 26% |
| **Operating income for segments:** | | | | | | |
| Merchant services | $224,221 | | $183,970 | | $ 40,251 | 22% |
| Money transfer | 18,741 | | 16,604 | | 2,137 | 13 |
| Corporate | (39,996) | | (36,747) | | (3,249) | (9) |
| Restructuring and other | (1,878) | | (3,726) | | 1,848 | 50 |
| Operating income | $201,088 | | $160,101 | | $ 40,987 | 26% |
| **Operating margin for segments:** | | | | | | |
| Merchant services segment | 28.4% | | 26.7% | | 1.7% | |
| Money transfer segment | 15.7% | | 17.2% | | (1.5)% | |

(1) Percentage amounts may not sum to the total due to rounding.

*Revenues*

*Merchant Services Segment*

For fiscal 2006, our credit and debit card processed transactions grew 18% and our revenue grew 17% for our domestic direct merchant services channel. This growth was largely due to success with our ISOs.

For fiscal 2006, our Canadian direct credit and debit card processed transactions grew 2%, with overall Canadian revenue growth of 19%. This improvement in revenue was partially a result of strategic pricing initiatives implemented during the fiscal quarters ended August 31, 2005 and February 28, 2005, in addition to the benefit from no longer processing under our low margin, high-risk Air Canada contract. Our Canadian revenue was also favorably impacted by a stronger year-over-year Canadian currency exchange rate.

Our Central and Eastern European merchant services revenue for the full year fiscal 2006 increased 16%, largely due to growth in credit and debit card processed transactions of 22%. Our revenue growth for this channel, however, slowed during the second half of fiscal 2006, primarily due to the impact of customer attrition, price reductions granted on contract renewals and an unfavorable year-over-year Czech currency exchange rate.

We experienced continued and expected declines in our domestic indirect and other channel, with a 12% year-over-year decline in credit and debit card transactions processed and a 16% decline in revenue. We attribute these declines to the industry consolidation of financial institutions and competitive pricing pressures.

*Money Transfer Segment*

For the full fiscal year 2006, our domestic money transfer channel transactions grew 29%, with revenue growth of 19%. This expansion was driven primarily by strong same store sales growth and an increasing domestic branch footprint resulting in a total of 835 domestic branches as of the end of the fiscal year. In Europe, we completed the fiscal year with 40 branch locations and experienced an improved organic revenue growth rate during the three months ended May 31, 2006. For fiscal 2006, our European money transfer revenue grew 109%, primarily since our Europhil acquisition did not annualize until December 2005.

*Consolidated Operating Expenses*

Cost of service decreased to 39.4% of revenue for fiscal 2006, compared to 43.0% for fiscal 2005. This decline is partially related to our revenue growth and the related economies of scale benefits. In addition, this decline is related to several cost factors: savings on telecommunications expenses resulting from vendor re-negotiations; savings from exiting our shared service agreement with our former parent company; a $2.6 million decrease in our merchant card operating losses which came about primarily as a result of improved risk management technology tools, improved collection efforts, and other operational improvements, particularly related to our Canadian merchants; a $4.7 million decrease in depreciation and amortization of property and equipment due to the timing of fully-depreciated computer hardware and Canadian merchant terminals; and a decline in operating costs from our customer service centers in the United States, including our closed Dallas facility. These cost reductions were partially offset by increases in our check guarantee and gaming losses of $4.9 million resulting primarily from growth in the channel and the unfavorable impact of Hurricane Katrina on our collection efforts and claims. Finally, as described in Note 1 in the notes to consolidated financial statements, during our first fiscal quarter ended August 31, 2005, we recognized an impairment loss of $2.2 million in connection with the MUZO trademark.

Cost of service increased by 6% to $358.0 million for fiscal 2006 compared to $337.3 for fiscal 2005. This increase was primarily due to growth in our money transfer branch network in the United States, assessments paid to Visa and MasterCard in connection with our credit card processed volume growth, the full year expense impact of our December 2004 Europhil acquisition, other variable costs associated with our revenue increases, and the other cost increases described above.

Sales, general and administrative expenses increased to 38.2% of revenue for fiscal 2006, compared to 36.1% for fiscal 2005 and also increased 23% to $347.1 million for fiscal 2006 compared to $283.2 million for fiscal 2005. These increases are primarily due to growth in commission payments to ISOs resulting from the increased revenue in this sales channel, partially offset by vendor rate reductions and other cost containment initiatives. The ISO channel generally has a dilutive effect on our operating margin compared to our other channels due to the ongoing commission payments to the ISOs. The ISO commission model differs from our other sales channels where the commissions are primarily paid for a twelve-month period.

We completed our fiscal 2005 restructuring plans on November 30, 2005. These charges are discussed in Note 9 in the notes to consolidated financial statements.

*Operating Income and Operating Margin for Segments*

For the purpose of discussing segment operations, management refers to operating income as calculated by subtracting segment direct expenses from segment revenue. Overhead and shared expenses are not allocated to the segments' operations; they are reported in the caption "Corporate." Similarly, references to operating margin regarding segment operations mean segment operating income divided by segment revenue.

*Merchant Services Segment*

The 22% growth in our merchant services segment operating income for fiscal 2006 was driven primarily by the revenue increases discussed above and the improvement in operating margin to 28.4% in fiscal 2006 from 26.7% in fiscal 2005 for the segment. This operating margin improvement is a product of the merchant services revenue growth and cost of service savings discussed above, partially offset by the dilutive effect on operating margin of the growth of our ISO channel, also as discussed above.

*Money Transfer Segment*

The 13% growth in our money transfer segment operating income for fiscal 2006 was the result of the revenue increases discussed above, partially offset by the decline in operating margin to 15.7% in fiscal 2006 from 17.2% in fiscal 2005 for the segment. This operating margin decline was primarily a result of our Europhil acquisition. Due to the fixed-cost nature of our money transfer model and the relatively small size of our European presence, the Europhil branch network negatively impacted the overall money transfer operating margin by approximately 300 basis points during fiscal 2006.

*Corporate*

Our corporate expenses primarily include costs associated with our Atlanta headquarters, insurance, employee incentive programs, Board of Directors fees, and certain corporate staffing areas, including finance, accounting, legal, human resources, marketing, and executive. Our corporate costs declined as a percentage of total company revenue during fiscal 2006 compared to fiscal 2005. The 9% growth in our corporate costs for fiscal 2006 was primarily due to the impact of our revenue growth and recent acquisitions, in addition to increased spending on Sarbanes-Oxley compliance and other accounting and audit-related efforts.

*Restructuring and Other Charges*

During the fourth quarter of fiscal 2005, we committed to plans to close a location and consolidate its and other functions into existing locations, which is consistent with our strategy to leverage infrastructure and consolidate operations. These restructuring plans required associated management and staff reductions and required contract termination and related facility closure costs in connection with an operating lease at one location during fiscal 2006. We recorded restructuring charges of $0.8 million in fiscal 2005 and incurred approximately $1.9 million in fiscal 2006 in connection with these plans. The fiscal 2005 charge was partially offset by a $0.4 million reduction to expenses arising from the favorable resolution of certain restructuring items related to the fiscal 2003 restructuring plans. In addition, during fiscal 2005 we recognized other charges of $3.3 million in connection with the termination of an executive officer, including $2.7 million related to acceleration of options, under his employment agreement.

*Consolidated Operating Income*

The 26% growth in our consolidated operating income for fiscal 2006 was driven primarily by the revenue increases discussed above and the improvement in consolidated operating margin to 22.1%. This operating margin improvement was primarily due to the factors discussed above.

*Consolidated Other Income/Expense, Net*

The improvement in other income/expense, net to a slight income position was due to increased interest income resulting from higher accumulated cash balances, higher interest income investment rates, and reduced borrowings on our lines of credit during fiscal 2006. These favorable items were partially offset by increased interest expense related to our relationship with National Bank of Canada.

*Net Income*

The increase in net income resulted in a $0.37 increase in diluted earnings per share to $1.53 for fiscal 2006 from $1.16 in fiscal 2005. In fiscal 2006, our tax rate, reflected as the provision for income taxes divided by income before income tax and minority interest, decreased to 33.5% from 34.7% in fiscal 2005.

**Liquidity and Capital Resources**

Cash flow generated from operations provides us with a significant source of liquidity to meet our needs. At May 31, 2007, we had cash and cash equivalents totaling $308.9 million. As of May 31, 2007, our cash and cash equivalents included $112.2 million related to Merchant reserves. While this cash is not restricted and can be used in our general operations, we do not intend to use it, as we believe that designating this cash to collateralize Merchant reserves strengthens our fiduciary standing with our member sponsors and is in accordance with the guidelines set by the card associations. See *Cash and cash equivalents* under Note 1 in the notes to consolidated financial statements for additional details.

Net cash provided by operating activities decreased to $191.1 million in fiscal 2007 from $234.8 million in fiscal 2006. The decrease in cash flow provided by operations was primarily due to unfavorable changes in working capital of $69.7 million, partially offset by an increase in net income. This working capital change was primarily due to the change in net settlement processing assets and obligations of $45.1 million and the change in income taxes payable of $25.6 million, partially offset by an increase in accounts receivable of $4.2 million. The change in income taxes payable is attributed to the timing and amount of estimated tax payments this year compared to last year.

The change in net settlement processing assets and obligations relates to timing differences, primarily relating to the merchant reserves held as collateral, and certain changes in settlement processing transactions in Canada. During fiscal 2006, we migrated a large portion of our Canadian Visa merchant portfolio away from same day value, which served to lower our settlement processing assets and caused a one-time cash inflow. "Same day value" is the practice of giving merchants value for credit card transactions on the date of the applicable sale even though we receive the corresponding settlement funds from Visa Canada/International at a later date. See *Settlement processing assets and obligations* under Note 1 in the notes to consolidated financial statements for additional details.

Net cash used in investing activities increased to $116.6 million in fiscal 2007 from $30.0 million in fiscal 2006 primarily due to the increase in business acquisition activities in fiscal 2007. Business acquisition activity in fiscal 2007 required $81.3 million for the HSBC merchant acquiring acquisition, the Diginet acquisition, and the acquisition of money transfer branches. Business acquisition activity in fiscal 2006 required $4.9 million, relating to the acquisition of money transfer branches.

Capital expenditures increased to $35.4 million in fiscal 2007 from $25.0 million in fiscal 2006. These expenditures primarily relate to software and infrastructure, including our planned consolidation of our two domestic platforms to a single platform. We completed the relocation of our data center from our former parent's facility to our own facility during fiscal 2006. The capital expenditures for fiscal 2007 also included DolEx branch expansion and Canadian merchant terminal spending. For fiscal 2008, we expect capital expenditures of $40 million to $50 million. This expected growth over fiscal 2007 is primarily due to increased merchant terminal spending in Canada and in the Asia-Pacific region.

In fiscal 2007, $10.9 million, net was provided by financing activities compared to $54.3 million, net used in financing activities in fiscal 2006. The decrease in cash used in financing activities was primarily due to no repayments on our Canadian and domestic credit facilities in fiscal 2007, as we had no borrowings as of May 31, 2007 and 2006.

We believe that our current level of cash and borrowing capacity under our committed lines of credit described below, together with future cash flows from operations, are sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future. As of May 31, 2007, we do not have any material capital commitments, other than commitments under capital and operating leases, and planned expansions—see "Commitments and Contractual Obligations" below for more details.

We regularly evaluate cash requirements for current operations, commitments, development activities and acquisitions, and we may elect to raise additional funds for these purposes in the future, either through the issuance of debt, equity or otherwise. Our current cash flow strategy is to pay off debt, if any, to make planned capital investments in our business, to pursue acquisitions that meet our growth strategies, to pay dividends at the discretion of our Board of Directors, to repurchase our stock at the discretion of our Board of Directors, and to invest excess cash in high-quality, short-term marketable securities.

**Credit Facilities**

On November 16, 2006, we entered into a five year, $350 million unsecured revolving credit facility agreement with a syndicate of banks based in the United States, which we refer to as our U.S. Credit Facility. The credit agreement contains certain financial and non-financial covenants and events of default customary for financings of this nature. We complied with these covenants as of May 31, 2007. The facility expires in November 2011, and borrowings bear a variable interest rate based on a market short-term floating rate plus a margin that varies according to our leverage position.

In addition, the U.S. Credit Facility allows us to expand the facility size to $700 million by requesting additional commitments from existing or new lenders. We plan to use the U.S. Credit Facility to fund future strategic acquisitions, to provide a source of working capital, and for general corporate purposes. As of May 31, 2007, we had no borrowings outstanding on our U.S. Credit Facility. As of May 31, 2006, we had no borrowings on our former U.S. credit facility, which we terminated on November 16, 2006 in conjunction with our entry into the U.S. Credit Facility.

On November 16, 2006, we entered into an amendment to our credit facility, which we refer to as our Canadian Credit Facility, with the Canadian Imperial Bank of Commerce, or CIBC, as administrative agent and lender. The Canadian Credit Facility is an uncommitted facility which consists of a line of credit of $25 million Canadian dollars, or $23 million United States dollars based on the May 31, 2007 exchange rate. In addition, the Canadian Credit Facility allows us to expand the size of the uncommitted facility to $50 million Canadian dollars during the peak holiday season and does not have a fixed term. The Canadian Credit Facility has a variable interest rate based on the Canadian dollar London Interbank Offered Rate plus a margin.

The Canadian Credit Facility allows us to provide certain Canadian merchants with "same day value" for their Visa credit card deposits. Same day value is the practice of giving merchants value for credit card transactions on the date of the applicable sale even though we receive the corresponding settlement funds from Visa Canada/International at a later date. The amounts borrowed under the Canadian Credit Facility are restricted in use to pay Canadian Visa merchants and such amounts are generally received from Visa Canada/International on the following day.

Our obligations under the Canadian Credit Facility are secured by a first priority security interest in the members' accounts receivable from Visa Canada/International and Interac Associates for our transactions processed through the CIBC Visa BIN and Interac debit network, the bank accounts in which the settlement funds are deposited, and by guarantees from certain of our subsidiaries. These guarantees are subordinate to any guarantees granted by such subsidiaries under our U.S. Credit Facility. The Canadian Credit Facility also contains certain financial and non-financial covenants and events of default customary for financings of this nature. We complied with these covenants as of May 31, 2007. As of both May 31, 2007 and May 31, 2006, we had no borrowings outstanding on our Canadian Credit Facility.

### Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interest, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market, or credit risk support other than the guarantee products described under "Critical Accounting Estimates" below.

### Commitments and Contractual Obligations

The following table summarizes our contractual obligations and commitments as of May 31, 2007:

| | Payments Due by Future Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 3-5 Years | 5+ Years |
| | (in thousands) | | | | |
| Operating leases (Note 12) | $68,081 | $20,398 | $29,474 | $12,313 | $5,896 |

*Note: This table excludes other obligations that we may have, such as employee benefit plan obligations, and other current and long–term liabilities reflected in our consolidated balance sheets. We do not have any material purchase commitments as of May 31, 2007.*

We believe that cash flows from operations and borrowing programs will provide adequate sources of liquidity and capital resources to meet our expected long-term needs for the operation of our business and the satisfaction of these obligations and commitments.

### Critical Accounting Estimates

In applying the accounting policies that we use to prepare our consolidated financial statements, we necessarily make accounting estimates that affect our reported amounts of assets, liabilities, revenues and expenses. Some of these accounting estimates require us to make assumptions about matters that are highly uncertain at the time we make the accounting estimates. We base these assumptions and the resulting estimates on historical information and other factors that we believe to be reasonable under the circumstances, and we evaluate these assumptions and estimates on an ongoing basis. In many instances, however, we reasonably could have used different accounting estimates and, in other instances, changes in our accounting estimates could occur from period to period, with the result in each case being a material change in the financial statement presentation of our financial condition or results of operations. We refer to accounting estimates of this type as "critical accounting estimates." The critical accounting estimates that we discuss below are those that we believe are most important to an understanding of our consolidated financial statements.

Accounting estimates necessarily require subjective determinations about future events and conditions. Therefore, the following descriptions of critical accounting estimates are forward-looking statements, and actual results could differ materially from the results anticipated by these forward-looking statements. You should read the following in conjunction with Note 1 of the notes to consolidated financial statements and the risk factors contained in "Item 1A—Risk Factors" of this annual report.

*Reserve for operating losses*

As a part of our direct merchant credit card and debit card processing services and check guarantee services in the United States and Canada, we experience merchant losses and check guarantee losses, which we collectively refer to as "operating losses." Merchant losses occur when we are unable to collect amounts from merchant customers for any charges properly reversed by the cardholder. Check guarantee losses occur when we are unable to collect the full amount of a guaranteed check from the checkwriter. Please refer to the notes to consolidated financial statements for a further explanation of these operating losses.

We process credit card transactions for direct merchants and recognize revenue based on a percentage of the gross amount charged. Our direct merchant customers have the liability for any charges properly reversed by the cardholder. In the event, however, that we are not able to collect such amount from the merchants, due to merchant fraud, insolvency, bankruptcy or any other reason, we may be liable for any such reversed charges. We require cash deposits, guarantees, letters of credit and other types of collateral by certain merchants to minimize any such contingent liability, and we also utilize a number of systems and procedures to manage merchant risk. We have, however, historically experienced losses due to merchant defaults.

We account for our potential liability relating to merchant losses as guarantees. We estimate the fair value of these guarantees by adding a fair value margin to our estimate of losses. This estimate of losses is comprised of known losses and a projection of future losses based on an assumed percentage of our United States and Canadian direct merchant credit card and off-line debit card sales volumes processed, or processed volume. For the years ended May 31, 2007, 2006, and 2005, our processed volume was $100.1 billion, $86.4 billion, and $75.8 billion, respectively. For these same periods, we recorded provisions for merchant losses of $3.1 million, $2.7 million, and $5.3 million, respectively. As a percentage of processed volume, these charges were 0.0031%, 0.0032%, and 0.0070%, respectively, during the above periods. This percentage has trended downward over the above periods, primarily due to processed volume growth, increasingly effective risk management efforts and a higher mix of processed volume from merchants referred to us by our ISOs. In many instances, our ISOs are responsible for absorbing merchant losses that we would have otherwise incurred. For these same years, we experienced actual losses of $3.3 million, $3.3 million, and $5.3 million, respectively. Since actual losses were similar to the merchant loss provisions provided above, we believe that our estimation process has been materially accurate on a historical basis. A 10% increase or decrease in our provision for merchant losses as a percentage of processed volume for the year ended May 31, 2007 would have resulted in a decrease or increase in net income of $0.2 million. Further, if our provision for merchant losses as a percentage of processed volume for our fiscal 2007 had equaled our provision for merchant losses as a percentage of processed volume of 0.0032% for the same prior year period, our net income would have decreased by $0.1 million. As of May 31, 2007 and 2006, $2.8 million and $3.1 million, respectively, has been recorded for guarantees associated with merchant card processing and is included in settlement processing obligations in the accompanying consolidated balance sheets.

In our check guarantee service offering, we charge our merchants a percentage of the gross amount of the check and guarantee payment of the check to the merchant in the event the check is not honored by the checkwriter's bank. We have the right to collect the full amount of the check from the checkwriter but have not historically recovered 100% of the guaranteed checks.

Our check guarantee loss reserve is also comprised of known losses and a projection of future losses based on an assumed percentage of the face value of our guaranteed checks. For the years ended May 31, 2007, 2006, and 2005, we guaranteed total check face values of $2.6 billion, $2.5 billion, and $2.1 billion, respectively. For those same periods, we recorded provisions for check guarantee losses of $18.2 million, $17.9 million, and $13.0 million, respectively. As a percentage of the total guaranteed check face value, these charges were 0.70%, 0.71%, and 0.63%, respectively, during the years mentioned above. For these same years, we experienced actual losses of $18.8 million, $16.1 million, and $13.3 million, respectively. Since actual losses were similar to the check guarantee loss provisions provided above, we believe that our estimation process has been materially accurate on a historical basis. A 10% increase or decrease in our percentage assumption for the year ended

May 31, 2007 would have resulted in a decrease or increase in net income of $1.2 million. Further, if our guarantee loss as a percentage of guarantee volume for our fiscal 2007 had equaled our guarantee loss as a percentage of guarantee volume of 0.71% for the same prior year period, our net income would have decreased by $0.2 million. As of May 31, 2007 and 2006, we had a check guarantee reserve of $5.1 million and $5.8 million, respectively, which is included in claims receivable, net, in the accompanying consolidated balance sheets.

We derive our projected loss rate assumptions primarily based on a rolling twelve-month analysis of historic loss activity. These assumptions, however, bear the risk of change, which may occur as a result of several qualitative factors. For merchant losses, these factors include: a change in the creditworthiness of our merchant customers; a change in the levels of credit card fraud affecting our merchant customers; and a change in the effectiveness of our internal credit, risk management, and collection departments. For check guarantee losses, these factors include a change in the levels of dishonored consumer checks presented to our guarantee service merchant customers and a change in the effectiveness of our internal check guarantee procedures, customer acceptance and retention policies, or collection protocols. Application of our percentage assumptions involve uncertainty regarding changes in any of the factors above, especially those that are outside of our control, such as the financial health of the United States and Canadian economies at a regional or national level and the related impact on our customers. Our loss rate assumptions have not changed materially for the years ended May 31, 2007, 2006, and 2005, and we expect that they will either remain constant or modestly fluctuate in the future, depending on changes in the above factors.

***Goodwill and long-lived asset valuations***

We regularly evaluate whether events and circumstances have occurred that indicate the carrying amounts of goodwill, property and equipment, and other intangible assets may warrant revision or may not be recoverable. Goodwill and other indefinite-life intangible assets are evaluated for impairment annually by applying a fair value based test. Property and equipment and finite-lived intangible assets are evaluated for impairment when facts and circumstances indicate the carrying value of such assets may exceed their fair values. When factors indicate that these assets should be evaluated for possible impairment, we assess the potential impairment of their carrying values by determining whether the carrying value of such long-lived assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition.

We completed our most recent annual goodwill and indefinite-life intangible asset impairment test as of January 1, 2007 and determined that no impairment charges were required as of that date.

Other intangible assets primarily represent customer-related intangible assets, such as customer lists and merchant contracts, non-compete agreements, and trademarks associated with acquisitions. Customer-related intangible assets, non-compete agreements, and certain trademarks are amortized over their estimated useful lives of up to 30 years. The useful lives for customer-related intangible assets are determined based primarily on forecasted cash flows, which include estimates for revenues, expenses, and customer attrition associated with the assets. The useful lives of non-compete agreements are equal to the terms of the agreements. The useful lives of amortizable trademarks are based on our plans to phase out the trademarks in the applicable markets. We have determined that the trademarks other than the amortizable trademarks have indefinite lives and, therefore, are not being amortized.

For all periods through November 30, 2006, the straight-line method of amortization was employed for all customer-related intangible assets. On December 1, 2006, we adopted the accelerated method of amortization described below which is applied over the respective periods of expected cash flows for our then significant customer-related intangible assets. These particular assets reflected 90% of the carrying value of our total customer-related intangible assets as of November 30, 2006. In determining amortization expense under our accelerated method for any given period, we calculate the expected cash flows for that period that were used in determining the acquired value of the asset and divide that amount by the expected total cash flows over the estimated life of the asset. We multiply that percentage by the initial carrying value of the asset to arrive at the amortization expense for that period. In addition, if the cash flow patterns that we experience are less favorable than our initial estimates, we will adjust the amortization schedule accordingly. These cash flow patterns are derived using certain assumptions and cost allocations due to a significant amount of asset interdependencies that exist in our business.

We believe that our accelerated method better approximates the distribution of cash flows generated by our acquired customer relationships. We adopted this method prospectively for our existing significant customer-related intangible assets described above and intend to adopt this method for future acquisitions of customer-related intangible assets. The use of this amortization method prior to December 1, 2006 would have resulted in amortization expense that is not materially different from the amount recognized under the straight-line method used by us during the same periods. Lastly, we will continue to use the straight-line method of amortization for the certain customer-related intangible assets that reflected 10% of the carrying value of our total such assets as of November 30, 2006. For these assets, the amortization expense using a straight-line method historically resulted in, and is expected to continue to result in, amortization expense that is not materially different from the amount that would be recognized under the accelerated method of amortization described above. We will also continue to use the straight-line method of amortization for our non-compete agreements and amortizable trademarks.

The other assets in the accompanying consolidated balance sheets include software rights purchased in September 2001 for $5 million. These rights would allow us to perform certain processing and software support activities that are currently performed on our behalf by a third party. We expect this software code to be the foundation for a project planned to perform these services internally. This plan is still in the initial feasibility and design phase as of May 31, 2007. If, in the future, we were to decide to abandon our plans to perform these activities ourselves, the value of this asset may be substantially impaired. While we believe that the rights may have a resale value, the maximum potential impairment could equal the carrying value. In our opinion, the carrying values of long-lived assets, including goodwill, property and equipment, and other intangible assets, are not impaired at May 31, 2007 and May 31, 2006.

## ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

*Foreign Currency Risk*

Although the majority of our operations are conducted in U.S. dollars, some of our operations are conducted in Euros and the various currencies of the Asia-Pacific region, Canada, Central and Eastern Europe, and Latin America. Consequently, a portion of our revenues and expenses may be affected by fluctuations in foreign currency exchange rates. We are also affected by fluctuations in exchange rates on assets and liabilities related to our foreign operations. We have not hedged our translation risk on foreign currency exposure. For the twelve months ended May 31, 2007, foreign currency exposures increased our revenues by $13.3 million over the comparable period in the prior year. For the twelve months ended May 31, 2007, foreign currency exposures increased our net income by $3.6 million over the comparable period in the prior year, calculated by applying our consolidated effective income tax rate before minority interest for the appropriate period. A 10% change in average foreign currency rates against the U.S. dollar during the twelve months ended May 31, 2007 would have increased or decreased our revenues and net income by $33.3 million and $9.3 million, respectively.

*Interest Rate Risk*

We have a credit facility with Canadian Imperial Bank of Commerce for up to $25 million Canadian dollars to cover the pre-funding of Canadian merchants. The Canadian Credit Facility has a variable interest rate based on the Canadian dollar London Interbank Offered Rate plus a margin. Our $350 million U.S. revolving line of credit has a variable interest rate based on a market short-term floating rate plus a margin that varies according to our leverage position. Accordingly, we are exposed to the impact of interest rate fluctuations. As of May 31, 2007 we had no borrowings outstanding on our facilities.

A 10% proportionate increase in interest rates would not have had a material adverse impact on our current or future consolidated net income or cash flows.

*Derivative Financial Instruments*

Historically, we have not entered into derivative financial instruments to mitigate interest rate fluctuation risk or foreign currency exchange rate risk, as it has not been cost effective. We may use derivative financial instruments in the future if we deem it useful in mitigating our exposure to interest rate or foreign currency exchange rate fluctuations.

## ITEM 8— FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Global Payments Inc.:

We have audited the accompanying consolidated balance sheets of Global Payments Inc. and subsidiaries ("the Company") as of May 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Global Payments Inc. and subsidiaries as of May 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-based Payment*, on June 1, 2006, based on the modified prospective application transition method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of May 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
July 30, 2007

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Global Payments Inc.:

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Global Payments Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of May 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting of the business alliance with The Hongkong and Shanghai Banking Corporation Limited, or HSBC, which was acquired on July 24, 2006, and whose financial statements constitute less than 5% percent of revenues and operating income of the consolidated financial statement amounts for the year ended May 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at HSBC. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of May 31, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2007 of the Company and our report dated July 30, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-based Payment* on June 1, 2006.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
July 30, 2007

## GLOBAL PAYMENTS INC.
## CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

| | Year Ended May 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Revenues | $1,061,523 | $908,056 | $784,331 |
| Operating expenses: | | | |
| Cost of service | 414,837 | 358,020 | 337,272 |
| Sales, general and administrative | 425,509 | 347,070 | 283,232 |
| Restructuring and other | 3,088 | 1,878 | 3,726 |
| | 843,434 | 706,968 | 624,230 |
| Operating income | 218,089 | 201,088 | 160,101 |
| Other income (expense): | | | |
| Interest and other income | 16,706 | 7,576 | 2,194 |
| Interest and other expense | (8,464) | (7,144) | (8,378) |
| | 8,242 | 432 | (6,184) |
| Income before income taxes and minority interest | 226,331 | 201,520 | 153,917 |
| Provision for income taxes | (73,436) | (67,522) | (53,351) |
| Minority interest, net of tax | (9,910) | (8,474) | (7,670) |
| Net income | $ 142,985 | $125,524 | $ 92,896 |
| Basic earnings per share | $ 1.78 | $ 1.59 | $ 1.20 |
| Diluted earnings per share | $ 1.75 | $ 1.53 | $ 1.16 |

*See Notes to Consolidated Financial Statements.*

## GLOBAL PAYMENTS INC.
## CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

| | May 31, 2007 | May 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 308,872 | $ 218,475 |
| Accounts receivable, net of allowances for doubtful accounts of $451 and $620, respectively | 76,168 | 67,476 |
| Claims receivable, net of allowances for losses of $5,139 and $5,776, respectively | 2,187 | 903 |
| Settlement processing assets | 32,853 | 39,671 |
| Inventory, net of obsolescence reserves of $639 and $530, respectively | 3,435 | 3,300 |
| Income tax receivable | 1,457 | — |
| Deferred income taxes | 5,216 | 3,622 |
| Prepaid expenses and other current assets | 14,241 | 14,959 |
| Total current assets | 444,429 | 348,406 |
| Property and equipment | 118,495 | 107,977 |
| Goodwill | 451,244 | 387,280 |
| Other intangible assets | 175,620 | 167,182 |
| Other | 10,841 | 7,833 |
| Total assets | $1,200,629 | $1,018,678 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Payables to money transfer beneficiaries | $ 6,589 | $ 6,361 |
| Accounts payable and accrued liabilities | 115,671 | 99,383 |
| Settlement processing obligations | 20,617 | 37,942 |
| Income taxes payable | — | 5,223 |
| Obligations under capital leases | — | 746 |
| Total current liabilities | 142,877 | 149,655 |
| Deferred income taxes | 70,768 | 68,791 |
| Other long-term liabilities | 14,275 | 17,013 |
| Total liabilities | 227,920 | 235,459 |
| Commitments and contingencies (See Note 12) | | |
| Minority interest in equity of subsidiaries | 14,933 | 12,996 |
| Shareholders' equity: | | |
| Preferred stock, no par value; 5,000,000 shares authorized and none issued | — | — |
| Common stock, no par value; 200,000,000 shares authorized; 80,877,651 and 79,813,851 shares issued and outstanding at May 31, 2007 and May 31, 2006, respectively | — | — |
| Paid-in capital | 430,166 | 389,366 |
| Retained earnings | 466,417 | 329,874 |
| Deferred compensation | — | (1,853) |
| Accumulated other comprehensive income | 61,193 | 52,836 |
| Total shareholders' equity | 957,776 | 770,223 |
| Total liabilities and shareholders' equity | $1,200,629 | $1,018,678 |

*See Notes to Consolidated Financial Statements.*

## GLOBAL PAYMENTS INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

| | Year Ended May 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Cash flows from operating activities: | | | |
| Net income | $ 142,985 | $125,524 | $ 92,896 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization of property and equipment | 25,929 | 25,634 | 30,287 |
| Provision for operating losses and bad debts | 21,477 | 21,280 | 18,641 |
| Share-based compensation expense | 15,154 | 2,847 | 3,537 |
| Amortization of acquired intangibles | 14,436 | 14,855 | 15,019 |
| Minority interest in earnings | 9,214 | 8,474 | 7,739 |
| Restructuring and other charges, non-cash | 1,145 | — | 2,730 |
| Deferred income taxes | (2,211) | 777 | 9,002 |
| Other, net | 1,807 | 4,521 | 2,419 |
| Changes in operating assets and liabilities, net of the effects of acquisitions: | | | |
| Accounts receivable | (8,579) | (12,815) | (7,494) |
| Claims receivable | (19,444) | (17,861) | (13,204) |
| Settlement processing assets and obligations, net | (13,937) | 31,198 | 58,550 |
| Inventory | (167) | (520) | 209 |
| Prepaid expenses and other assets | (2,428) | (415) | (4,157) |
| Accounts payable and accrued liabilities | 11,505 | 11,039 | 3,241 |
| Payables to money transfer beneficiaries | 228 | 667 | 1,988 |
| Income taxes payable | (5,982) | 19,568 | 8,156 |
| Net cash provided by operating activities | 191,132 | 234,773 | 229,559 |
| Cash flows from investing activities: | | | |
| Capital expenditures | (35,374) | (25,038) | (34,305) |
| Business acquisitions, net of cash acquired | (81,261) | (4,917) | (30,773) |
| Net cash used in investing activities | (116,635) | (29,955) | (65,078) |
| Cash flows from financing activities: | | | |
| Net payments on lines of credit | — | (58,606) | (146,503) |
| Principal payments under capital lease arrangements | (746) | (3,042) | (11,208) |
| Proceeds from stock issued under employee stock plans | 19,332 | 23,922 | 21,225 |
| Tax benefit from exercise of stock options | 7,495 | — | — |
| Distributions to minority interests, net | (8,753) | (10,212) | (9,662) |
| Dividends paid | (6,442) | (6,336) | (6,205) |
| Net cash provided by (used in) financing activities | 10,886 | (54,274) | (152,353) |
| Effect of exchange rate changes on cash | 5,014 | 18,952 | 2,379 |
| Increase in cash and cash equivalents | 90,397 | 169,496 | 14,507 |
| Cash and cash equivalents, beginning of year | 218,475 | 48,979 | 34,472 |
| Cash and cash equivalents, end of year | $ 308,872 | $218,475 | $ 48,979 |

*See Notes to Consolidated Financial Statements.*

## GLOBAL PAYMENTS INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except per share data)

| | | | | | Accumulated Other Comprehensive Income/(Loss) | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Paid-in Capital | Retained Earnings | Deferred Compensation | Currency Translation Adjustments | Minimum Pension Liability | Total Shareholders' Equity |
| Balance at May 31, 2004 | 76,136 | $314,353 | $123,995 | $(3,484) | $15,344 | $ (786) | $449,422 |
| Comprehensive income | | | | | | | |
| Net income | | | 92,896 | | | | 92,896 |
| Foreign currency translation adjustment, net of tax of $4,859 | | | | | 8,472 | | 8,472 |
| Minimum pension liability adjustment, net of tax of $(708) | | | | | | (1,235) | (1,235) |
| Total comprehensive income | | | | | | | 100,133 |
| Stock issued under employee stock plans | 2,064 | 25,570 | | 152 | | | 25,722 |
| Tax benefit from exercise of stock options | | 7,508 | | | | | 7,508 |
| Dividends paid ($0.08 per share) | | | (6,205) | | | | (6,205) |
| Amortization of deferred compensation | | | | 1,770 | | | 1,770 |
| Balance at May 31, 2005 | 78,200 | 347,431 | 210,686 | (1,562) | 23,816 | (2,021) | 578,350 |
| Comprehensive income | | | | | | | |
| Net income | | | 125,524 | | | | 125,524 |
| Foreign currency translation adjustment, net of tax of $11,912 | | | | | 30,036 | | 30,036 |
| Minimum pension liability adjustment, net of tax of $410 | | | | | | 1,005 | 1,005 |
| Total comprehensive income | | | | | | | 156,565 |
| Stock issued under employee stock plans | 1,614 | 27,060 | | (1,868) | | | 25,192 |
| Tax benefit from exercise of stock options | | 14,875 | | | | | 14,875 |
| Dividends paid ($0.08 per share) | | | (6,336) | | | | (6,336) |
| Amortization of deferred compensation | | | | 1,577 | | | 1,577 |
| Balance at May 31, 2006 | 79,814 | 389,366 | 329,874 | (1,853) | 53,852 | (1,016) | 770,223 |
| Adjustment for the adoption of FAS 123R | | (1,853) | | 1,853 | | | — |
| Comprehensive income | | | | | | | |
| Net income | | | 142,985 | | | | 142,985 |
| Foreign currency translation adjustment, net of tax of $4,637 | | | | | 8,288 | | 8,288 |
| Minimum pension liability adjustment, net of tax of $91 | | | | | | 162 | 162 |
| Adjustment for the adoption of FAS 158, net of tax of $(52) | | | | | | (93) | (93) |
| Total comprehensive income | | | | | | | 151,342 |
| Stock issued under employee stock plans | 1,064 | 19,332 | | | | | 19,332 |
| Tax benefit from exercise of stock options | | 8,139 | | | | | 8,139 |
| Share-based compensation expense | | 15,182 | | | | | 15,182 |
| Dividends paid ($0.08 per share) | | | (6,442) | | | | (6,442) |
| Balance at May 31, 2007 | 80,878 | $430,166 | $466,417 | $ — | $62,140 | $ (947) | $957,776 |

*See Notes to Consolidated Financial Statements.*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Business, Consolidation and Presentation*—Global Payments Inc. is a high-volume processor of electronic transactions for merchants, multinational corporations, financial institutions, consumers, government agencies and other profit and non-profit business enterprises to facilitate payments to purchase goods and services or further other economic goals. Our role is to serve as an intermediary in the exchange of information and funds that must occur between parties so that a transaction can be completed. We were incorporated in Georgia as Global Payments Inc. in September 2000, and we spun-off from our former parent company on January 31, 2001. Including our time as part of our former parent company, we have provided transaction processing services since 1967. Our fiscal year ends on May 31, thus we refer to the years ended May 31, 2007, 2006 and 2005 as fiscal years 2007, 2006, and 2005, respectively.

The consolidated financial statements include our accounts and our majority-owned subsidiaries. These consolidated financial statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States and present our financial position, results of operations, and cash flows. Intercompany transactions have been eliminated in consolidation.

*Use of estimates*—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

*Revenue recognition*—

*Merchant Services Segment*

Our merchant services segment primarily includes processing solutions for credit cards, debit cards, and check-related services. This revenue is recognized as such services are performed. Revenue for processing services provided directly to merchants is recorded net of interchange fees charged by credit card issuing banks. We use two basic business models to market our merchant services offerings. One model, referred to as "direct" merchant services, features a salaried and commissioned sales force, independent sales organizations, or ISOs, and independent sales representatives, all of whom sell our end-to-end services directly to merchants. Our other model, referred to as "indirect" merchant services, provides the same basic products and services as direct merchant services, primarily to financial institutions and a limited number of ISOs on an unbundled basis, that in turn resell our products and services to merchants. Direct merchant services revenue is generated on services primarily priced as a percentage of transaction value, whereas indirect merchant services revenue is generated on services primarily priced on a specified amount per transaction. In both merchant services models, we also charge other processing fees unrelated to the number of transactions or the transaction value.

*Money Transfer Segment*

Money transfer revenue is earned on fees charged to customers based on the nature and amount of the transaction performed on the customers' behalf and is recognized at the time of funds transfer. We also earn money transfer revenue on the difference between the retail exchange rate quoted at the time when the money transfer transaction is requested and the wholesale exchange rate at the time when the currency is purchased. This revenue is recognized when the money transfer transaction is processed through the settlement system and the funds are available to the beneficiary, as this is the point in time when the amount of revenue is determinable.

*Cash and cash equivalents*— Cash and cash equivalents include cash on hand and all liquid investments with an initial maturity of three months or less when purchased. These amounts also include cash that we hold related to reserve funds collected from our merchants that serve as collateral ("Merchant reserves") to minimize contingent liabilities associated with charges properly reversed by a cardholder. While this cash is not restricted and can be used in our general operations, we do not intend to use it, as we believe that designating this cash to collateralize Merchant reserves strengthens our fiduciary standing with our member sponsors and is in accordance with guidelines set by the card associations. As of May 31, 2007 and 2006, our cash and cash equivalents included $112.2 million and $113.7 million, respectively, related to Merchant reserves.

*Inventory*—Inventory, which includes electronic point of sale terminals, automated teller machines, and related peripheral equipment, is stated at the lower of cost or market. Cost is determined by using the average cost method.

*Settlement processing assets and obligations*—In order to provide credit card transaction processing services, we must be designated as a certified processor by MasterCard and Visa, in addition to a Merchant Service Provider by MasterCard and an Independent Sales Organization by Visa. These designations are dependent upon member clearing banks of either organization sponsoring us and our adherence to the standards of the Visa and MasterCard associations. A financial institution that is a member of the Visa and/or MasterCard card associations (the "Member") must sponsor an electronic transaction payment processor such as Global Payments. We have four primary financial institution sponsors in the United States, Canada, and the Asia-Pacific region with whom we have sponsorship or depository and processing agreements. These agreements allow us to route transactions under the member banks' control and identification numbers to clear credit card transactions through Visa and MasterCard. The member financial institutions of Visa and MasterCard, some of which are our competitors, set the standards with which we must comply.

Funds settlement refers to the process of transferring funds for sales and credits between cardholders and merchants. Depending on the type of transaction, either the credit card interchange system or the debit network is used to transfer the information and funds between the Member and card issuer to complete the link between merchants and card issuers.

In the United States and Canada, we use our network telecommunication infrastructure to deliver funding files to the Member, which creates a file to fund the merchants over the Federal Reserve's Automated Clearing House system in the United States, or the Automated Clearing Settlement System or the Large Value Transfer System in Canada. In our United States portfolio and in most of our Canadian portfolio, merchant funding primarily occurs after the Member receives the funds from the card issuer through the card associations. For certain of our Canadian and Asia-Pacific merchant accounts, the Member funds the merchants before the Member receives the net settlement funds from the card associations, creating a net settlement asset at the Member. In the Asia-Pacific region, the Member provides the payment processing operations and related support services on our behalf under a transition services agreement. The Member will continue to provide these services until we integrate the Asia-Pacific operations into our own operations, which we expect will be completed in various phases through 2010. After our integration, the Member will continue to provide funds settlement services similar to the functions performed by our Members in the United States and Canada.

Timing differences, interchange expenses, Merchant reserves and exception items cause differences between the amount the Member receives from the card associations and the amount funded to the merchants. The standards of the card associations restrict us from performing funds settlement or accessing merchant settlement funds, and, instead, require that these funds be in the possession of the Member until the merchant is funded. However, in practice and in accordance with the terms of our sponsorship agreements with our Members, we follow a net settlement process whereby, if the Member's funding obligation to the merchant precedes the incoming amount from the card associations, the amount of that net receivable position is advanced to the Member. Conversely, if the incoming amount from the card associations precedes the Member's funding obligation to the merchant, we temporarily hold the surplus on behalf of the Member, in a joint deposit account or in an account at the Member bank. Management believes that this practice is also commonly followed by other independent processors as the Members normally attempt to have a zero balance in their owned bank accounts at the end of each day. Each participant in the transaction process receives compensation for its services.

The settlement processing assets and obligations represent intermediary balances arising in our settlement process for direct merchants. Settlement processing assets consist primarily of (i) our receivable from merchants for the portion of the discount fee related to reimbursement of the interchange expense ("Interchange reimbursement"), (ii) our receivable from the Members for transactions we have funded merchants on behalf of the Members in advance of receipt of card association funding, and (iii) exception items, such as customer chargeback amounts receivable from merchants ("Exception items"), all of which are reported net of (iv) Merchant reserves held to minimize contingent liabilities associated with charges properly reversed by a cardholder. Settlement processing obligations consist primarily of (i) Interchange reimbursement, (ii) our liability to the Members for transactions for which we have not funded merchants on behalf of the Members but for which we have received funding from the Members, (iii) Exception items, (iv) Merchant reserves, (v) the fair value of our guarantees of customer chargebacks (see *Reserve for operating losses* below), and (vi) the reserve for sales allowances. As of May 31, 2007 and 2006, our settlement processing assets related to our processing for direct merchants in Canada, while our settlement processing obligations primarily related to our processing for direct merchants in the United States. Our reserve for operating losses and reserve for sales allowance relate to our "direct" merchant services business model. A summary of these amounts as of May 31, 2007 and 2006 are as follows:

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| **Settlement processing assets:** | | |
| Interchange reimbursement | $ 54,279 | $ 51,030 |
| Receivable from Members | (1,590) | 6,201 |
| Exception items | 469 | 669 |
| Merchant reserves | (20,305) | (18,229) |
| Total | $ 32,853 | $ 39,671 |
| **Settlement processing obligations:** | | |
| Interchange reimbursement | $111,618 | $ 97,916 |
| Liability to Members | (38,986) | (39,448) |
| Exception items | 1,776 | 2,413 |
| Merchant reserves | (91,921) | (95,504) |
| Fair value of guarantees of customer chargebacks | (2,776) | (3,061) |
| Reserves for sales allowances | (328) | (258) |
| Total | $(20,617) | $(37,942) |

*Reserve for operating losses*—As a part of our merchant credit and debit card processing and check guarantee services, we experience merchant losses and check guarantee losses, which are collectively referred to as "operating losses."

Our credit card processing merchant customers are liable for any charges properly reversed by a cardholder. In the event, however, that we are not able to collect such amount from the merchants, due to merchant fraud, insolvency, bankruptcy or any other reason, we may be liable for any such reversed charges. We require cash deposits, guarantees, letters of credit, and other types of collateral by certain merchants to minimize any such contingent liability. We also utilize a number of systems and procedures to manage merchant risk. We have, however, historically experienced losses due to merchant defaults.

Financial Accounting Standards Board Interpretation No. 45: *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") requires all guarantees be recorded at their fair value at inception. We believe our potential liability for the full amount of the operating losses discussed above is a guarantee under FIN 45. We estimate the fair value of these guarantees by adding a fair value margin to our estimate of losses. This estimate of losses is comprised of known losses and a projection of future losses based on a percentage of direct merchant credit card and off-line debit card sales volumes processed. Historically, this estimation process has been materially accurate.

As of May 31, 2007 and 2006, $2.8 million and $3.1 million, respectively, has been recorded to reflect the fair value of guarantees associated with merchant card processing. These amounts are included in settlement processing obligations in the accompanying consolidated balance sheets. The expense associated with the fair value of the guarantees of customer chargebacks is included in cost of service in the accompanying consolidated statements of income. For the years ended May 31, 2007, 2006, and 2005, we recorded such items in the amounts of $3.1 million, $2.7 million, and $5.3 million, respectively.

In our check guarantee service offering, we charge our merchants a percentage of the gross amount of the check and guarantee payment of the check to the merchant in the event the check is not honored by the checkwriter's bank. The fair value of the check guarantee is equal to the fee charged for the guarantee service, and we defer this fee revenue until the guarantee is satisfied. We have the right to collect the full amount of the check from the checkwriter but have not historically recovered 100% of the guaranteed checks. Our check guarantee loss reserve is based on historical and projected loss experiences. As of May 31, 2007 and 2006, we have a check guarantee loss reserve of $5.1 million and $5.8 million, respectively, which is included in net claims receivable in the accompanying consolidated balance sheets. Expenses of $18.2 million, $17.9 million, and $13.0 million were recorded for the years ended May 31, 2007, 2006 and 2005, respectively, for these losses and are included in cost of service in the accompanying consolidated statements of income. The estimated check returns and recovery amounts are subject to the risk that actual amounts returned and recovered in the future may differ significantly from estimates used in calculating the receivable valuation allowance.

As the potential for merchants' failure to settle individual reversed charges from consumers in our merchant credit card processing offering and the timing of individual checks clearing the checkwriters' banks in our check guarantee offering are not predictable, it is not practicable to calculate the maximum amounts for which we could be liable under the guarantees issued under the merchant card processing and check guarantee service offerings. It is not practicable to estimate the extent to which merchant collateral or subsequent collections of dishonored checks, respectively, would offset these exposures due to these same uncertainties.

*Property and equipment*—Property and equipment, including equipment under capital leases, are stated at cost. Depreciation and amortization are calculated using the straight-line method. Leasehold improvements and property acquired under capital leases are amortized over the shorter of the useful life of the asset or the term of the lease. We capitalize the costs related to the development of computer software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Maintenance and repairs are charged to operations as incurred.

*Goodwill and other intangible assets*—We completed our most recent annual goodwill and indefinite-life intangible asset impairment test as of January 1, 2007 and determined that no impairment charges were required as of that date.

Other intangible assets primarily represent customer-related intangible assets, such as customer lists and merchant contracts, non-compete agreements, and trademarks associated with acquisitions. Customer-related intangible assets, non-compete agreements, and certain trademarks are amortized over their estimated useful lives of up to 30 years. The useful lives for customer-related intangible assets are determined based primarily on forecasted cash flows, which include estimates for the revenues, expenses, and customer attrition associated with the assets. The useful lives of non-compete agreements are equal to the terms of the agreements. The useful lives of amortizable trademarks are based on our plans to phase out the trademarks in the applicable markets. We have determined that the trademarks other than the amortizable trademarks have indefinite lives and, therefore, are not being amortized.

For all periods through November 30, 2006, the straight-line method of amortization was employed for all customer-related intangible assets. On December 1, 2006, we adopted the accelerated method of amortization described below which is applied over the respective periods of expected cash flows for our then significant customer-related intangible assets. These particular assets reflected 90% of the carrying value of our total customer-related intangible assets as of November 30, 2006. In determining amortization expense under our accelerated method for any given period, we calculate the expected cash flows for that period that were used in determining the acquired value of the asset and divide that amount by the expected total cash flows over the estimated life of the asset. We multiply that percentage by the initial carrying value of the asset to arrive at the amortization expense for that period. In addition, if the cash flow patterns that we experience are less favorable than our initial estimates, we will adjust the amortization schedule accordingly. These cash flow patterns are derived using certain assumptions and cost allocations due to a significant amount of asset interdependencies that exist in our business.

We believe that our accelerated method better approximates the distribution of cash flows generated by our acquired customer relationships. We adopted this method prospectively for our existing significant customer-related intangible assets described above and intend to adopt this method for future acquisitions of customer-related intangible assets. The use of this amortization method prior to December 1, 2006 would have resulted in amortization expense that is not materially different from the amount recognized under the straight-line method used by us during the same periods. Lastly, we will continue to use the straight-line method of amortization for the certain customer-related intangible assets that reflected 10% of the carrying value of our total such assets as of November 30, 2006. For these assets, the amortization expense using a straight-line method historically resulted in, and is expected to continue to result in, amortization expense that is not materially different from the amount that would be recognized under the accelerated method of amortization described above. We will also continue to use the straight-line method of amortization for our non-compete agreements and amortizable trademarks.

During the three months ended August 31, 2005, we approved a plan to implement the Global Payments tradename and trademark in Europe in lieu of the MUZO trademark. The MUZO trademark had previously been treated as an indefinite-life intangible asset. An impairment loss of $2.2 million was recognized in connection with this plan regarding the MUZO trademark and is included in cost of service in the accompanying consolidated statement of income for fiscal year 2006.

*Impairment of long-lived assets*—We regularly evaluate whether events and circumstances have occurred that indicate the carrying amount of property and equipment and finite-life intangible assets may warrant revision or may not be recoverable. When factors indicate that these long-lived assets should be evaluated for possible impairment, we assess the potential impairment by determining whether the carrying value of such long-lived assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. In addition, we regularly evaluate whether events and circumstances have occurred that indicate the useful lives of property and equipment and finite-life intangible assets may warrant revision. In our opinion, the carrying values of our long-lived assets, including property and equipment and finite-life intangible assets, were not impaired at May 31, 2007 and 2006.

*Income taxes*—Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax laws and rates. We calculate our effective tax rate by dividing the provision for income taxes by income before income tax and minority interest. These rates were 32.4%, 33.5%, and 34.7% for the years ended May 31, 2007, 2006, and 2005, respectively. Our effective tax rates as applied to income before income taxes, including the effect of minority interest, were 34.1%, 35.0%, and 36.5% for these same periods, respectively. Refer to Note 7 for additional information on our deferred income tax items and effective tax rates.

*Fair value of financial instruments*—We consider that the carrying amounts of financial instruments, including cash and cash equivalents, receivables, lines of credit, accounts payable and accrued liabilities, approximate fair value given the short-term nature of these items.

*Derivative instruments and hedging activities*—We account for derivatives and hedging activities in accordance with Statement of Financial Accounting Standard No. 133: *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133") and Statement No. 149: *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("FAS 149"). FAS 133 requires that a company recognize derivatives as assets or liabilities on its balance sheet, and also requires that the gain or loss related to the effective portion of derivatives designated as cash flow hedges be recorded as a component of other comprehensive income. FAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. We have not used any derivative instruments for any period presented.

*Foreign currencies*—We have foreign subsidiaries operating in Belgium, Bosnia and Herzegovina, Canada, the Czech Republic, Mexico, Russia, Spain, the United Kingdom, and the Asia-Pacific region that includes ten countries and territories: Brunei, China, Hong Kong, India, Macau, Malaysia, Maldives, Singapore, Sri Lanka and Taiwan. The local currencies of these subsidiaries are the functional currencies, except for the subsidiary in Mexico whose functional currency is the U.S. dollar. Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period. For the years ended May 31, 2007, 2006, and 2005 such transaction gains or losses were not significant.

The assets and liabilities of subsidiaries whose functional currency is a foreign currency are translated at the period-end rate of exchange. The resulting translation adjustment is recorded as a component of other comprehensive income and is included in shareholders' equity. Translation gains and losses on intercompany balances of a long-term investment nature are also recorded as a component of other comprehensive income. Income statement items are translated at the average rates prevailing during the period.

*Earnings per share*—Basic earnings per share is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding during the period. Earnings available to common shareholders are the same as reported net income for all periods presented.

Diluted earnings per share is computed by dividing reported earnings available to common shareholders by the weighted average shares outstanding during the period and the impact of securities that, if exercised, would have a dilutive effect on earnings per share. All options with an exercise price less than the average market share price for the period generally are assumed to have a dilutive effect on earnings per share. The diluted share base for the year ending May 31, 2007 excludes 0.6 million of incremental shares. These shares were excluded since they have an anti-dilutive effect because their option exercise prices are greater than the average market price of the common shares. The diluted share base excludes immaterial amounts of incremental shares for the years ended May 31, 2006 and 2005. No additional securities were outstanding that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per share for any period presented.

The following table sets forth the computation of basic and diluted earnings per share for the years ended May 31, 2007, 2006 and 2005:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | (in thousands, except per share data) | | |
| *Basic EPS:* | | | |
| Net income available to common shareholders | $142,985 | $125,524 | $92,896 |
| Basic weighted average shares outstanding | 80,229 | 78,874 | 77,116 |
| Earnings per share | 1.78 | $ 1.59 | $ 1.20 |
| *Diluted EPS:* | | | |
| Net income available to common shareholders | $142,985 | $125,524 | $92,896 |
| Basic weighted average shares outstanding | 80,229 | 78,874 | 77,116 |
| Plus: dilutive effect of stock options and restricted stock awards | 1,593 | 3,275 | 2,644 |
| Diluted weighted average shares outstanding | 81,822 | 82,149 | 79,760 |
| Earnings per share | $ 1.75 | $ 1.53 | $ 1.16 |

<u>Share repurchase program</u>—On April 5, 2007, our Board of Directors approved a share repurchase program that authorized the purchase of up to $100 million of Global Payments' stock in the open market or as otherwise may be determined by us, subject to market conditions, business opportunities, and other factors. This authorization has no expiration date and may be suspended or terminated at any time. Repurchased shares will be retired but will be available for future issuance. No amounts have been repurchased during the fiscal year ended May 31, 2007.

<u>Stock awards and options</u>—Effective June 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004): *Share-based Payment* ("FAS 123R"). FAS 123R amended FAS 123, and its related interpretations. We elected to adopt the modified prospective method described in FAS 123R which specifies that compensation expense for options granted prior to the effective date be recognized in the consolidated statements of income over the remaining vesting period of those options, and that compensation expense for options granted subsequent to the effective date be recognized in the consolidated statements of income over the vesting period of those options. In addition, in accordance with our use of the modified prospective method, prior period amounts have not been restated. Prior to our adoption of FAS 123R, we accounted for options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25: *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations. We continue to use the Black-Scholes valuation model to calculate the fair value of share-based awards. Refer to Note 8 for additional discussion regarding details of our share-based employee compensation plans and the adoption of FAS 123R.

<u>New accounting pronouncements</u>—In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("FAS 158"). This statement requires us to recognize the funded status of our pension and postretirement plans as an asset or liability in the balance sheet. The statement also requires us to recognize changes in the funded status in the year in which the changes occur through comprehensive income. As required, we adopted the provisions of FAS 158 as of May 31, 2007 which decreased other assets by $145 thousand, decreased deferred income tax liability by $52 thousand and decreased accumulated other comprehensive income by $93 thousand. The adoption of FAS 158 had no effect on our consolidated statement of operations for the fiscal year ended May 31, 2007, or for

any prior period presented, and it will not affect our operating results in future periods. Refer to Note 6 for additional discussion regarding details of our defined benefit pension plans and the adoption of FAS 158.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and establishes guidelines for recognition and measurement of a tax position taken or expected to be taken in a tax return. We currently estimate that our liability for uncertain tax positions, which totals $3 million at May 31, 2007 under FAS 109 and FAS 5, will be between $4 million and $6 million as calculated under the measurement provisions of FIN 48. The cumulative effect of adopting FIN 48 is expected to be an increase in liabilities of between $1 million to $3 million with an equal, offsetting decrease to beginning retained earnings at June 1, 2007. FIN 48 will become effective for us on June 1, 2007.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. We are currently evaluating the impact on our consolidated financial statements of this standard, which will become effective for us on June 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115*. This statement permits us to choose to measure many financial instruments and certain other items at fair value. We are currently evaluating the impact on our consolidated financial statements of this standard, which will become effective for us on June 1, 2008.

## NOTE 2—BUSINESS ACQUISITIONS

In the years ended May 31, 2007, 2006 and 2005, we acquired the following businesses:

| Business | Date Acquired | Percentage Ownership |
|---|---|---|
| *Fiscal 2007* | | |
| HSBC Asia-Pacific merchant acquiring business | July 24, 2006 | 56% |
| Diginet d.o.o. | November 14, 2006 | 100% |
| Money transfer branch locations | Various | 100% |
| *Fiscal 2006* | | |
| Costamar money transfer branch locations | Various | 100% |
| *Fiscal 2005* | | |
| Cash & Win | June 30, 2004 | 100% |
| Europhil | December 21, 2004 | 100% |

These acquisitions have been recorded using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the date of acquisition. The operating results are included in our consolidated statements of income from the date of the acquisition.

### Fiscal 2007

On July 24, 2006, we completed the purchase of a fifty-six percent ownership interest in the merchant acquiring business of The Hongkong and Shanghai Banking Corporation Limited, or HSBC. This business provides card payment processing services to merchants in the Asia-Pacific region. The business includes

HSBC's payment processing operations in the following ten countries and territories: Brunei, China, Hong Kong, India, Macau, Malaysia, Maldives, Singapore, Sri Lanka and Taiwan. Under the terms of the agreement, we initially paid HSBC $67.2 million in cash to acquire our ownership interest. We paid an additional $1.4 million under this agreement during fiscal 2007, for a total purchase price of $68.6 million to acquire our ownership interest. In conjunction with this acquisition, we entered into a transition services agreement with HSBC that may be terminated at any time. Under this agreement, we expect HSBC will continue to perform payment processing operations and related support services until we integrate these functions into our own operations. The operating results of this acquisition are included in our consolidated statements of income from the date of the acquisition.

The purpose of this acquisition was to establish a presence in the Asia-Pacific market. The key factors that contributed to the decision to make this acquisition include historical and prospective financial statement analysis, HSBC's market share in the region, HSBC's retail presence, and previous business development activity by other companies in the Asia-Pacific market. The purchase price was determined by analyzing the historical and prospective financial statements and applying relevant purchase price multiples.

On November 14, 2006, we completed the acquisition of the assets of Diginet d.o.o., an indirect payment processor for both point-of-sale and ATM transactions based in Sarajevo, Bosnia and Herzegovina. The purpose of this acquisition was to extend Global Payments Europe's presence into the Balkan region. The operating results of this acquisition are included in our consolidated statements of income from the date of the acquisition.

During fiscal 2007, we acquired a series of money transfer branch locations in the United States. The purpose of these acquisitions was to increase the market presence of our DolEx-branded money transfer offering. The operating results of the acquired locations are included in our consolidated financial statements as they were converted to the DolEx technology platform.

These acquisitions have been recorded using the purchase method of accounting, and, accordingly, the purchase prices have been allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The following table summarizes the preliminary purchase price allocations of these acquisitions (in thousands):

| | HSBC | All Other | Total |
|---|---|---|---|
| Goodwill | $51,201 | $ 9,160 | $60,361 |
| Customer-related intangible assets | 15,008 | 2,663 | 17,671 |
| Trademarks | 2,016 | — | 2,016 |
| Non-compete agreements | — | 1,489 | 1,489 |
| Property and equipment | 666 | 825 | 1,491 |
| Non-current deferred tax asset | 1,229 | — | 1,229 |
| Other current assets | — | 76 | 76 |
| Total assets acquired | 70,120 | 14,213 | 84,333 |
| Current liabilities | — | (1,400) | (1,400) |
| Long-term liabilities | — | (150) | (150) |
| Minority interest in equity of subsidiary | (1,522) | — | (1,522) |
| Net assets acquired | $68,598 | $12,663 | $81,261 |

The HSBC customer-related intangible assets and trademarks acquired have an amortization period of 13 years and 5 years, respectively. The customer-related intangible assets and non-compete agreements created from the other acquisitions have amortization periods ranging up to 15 years and 3 years, respectively.

The fiscal 2007 acquisitions, whether considered individually or in aggregate, were not significant to our consolidated financial statements and accordingly, we have not provided pro forma operating information related to these acquisitions.

**Fiscal 2006**

We acquired a series of money transfer branch locations beginning in September 2005 and continuing through January 2006 from Remesas Costamar, Inc. d/b/a Costamar Money Transfer. The total consideration for these acquisitions was $3.2 million, paid in installments over the acquisition period. The purpose of the transaction was to increase the market presence of our DolEx-branded money transfer offering. The results of operations of the acquired locations were included in our consolidated statements as they were converted to the DolEx system throughout the acquisition period. The following table summarizes the purchase price allocations of the assets acquired in this transaction:

| | Costamar |
|---|---|
| | (in thousands) |
| Goodwill | $2,887 |
| Customer-related intangible assets | 78 |
| Non-compete agreements | 261 |
| Total assets acquired | 3,226 |
| Liabilities assumed | — |
| Net assets acquired | $3,226 |

The fiscal 2006 acquisition was not significant to our consolidated statements of income and accordingly, we have not provided pro forma operating information related to this acquisition. Management determined that the acquired customer-related intangible assets and non-compete agreements have useful lives of 3 and 2 years, respectively.

**Fiscal 2005**

On June 30, 2004, we acquired the remaining 49% interest in the Cash & Win product line from Comerica Bank. Prior to the acquisition, we effectively owned 51% of the Cash & Win product line because it was owned and operated by Global Payments Comerica Alliance, LLC, our alliance with Comerica Bank. The Cash & Win product line provides credit and debit card cash advance services to patrons of the gaming industry. The total cash consideration paid for this interest was approximately $7.8 million. Effective July 1, 2004, we began recognizing 100% of the net income of the Cash & Win product line in our consolidated statements of income.

On December 21, 2004, we closed the acquisition from various individual shareholders of all of the outstanding equity interests in the following related privately held companies: United Europhil, S.A., a Spanish corporation; Tropical Express, S.L., a Spanish LLC; United Europhil Belgique, S.P.R.L, a Belgian company; and United Europhil UK, Ltd., an English company, which we collectively refer to throughout this report as Europhil or the Europhil acquisition. These entities engage in money transmittal and ancillary services from the countries in which the legal entities reside primarily to settlement locations in Latin America, Morocco, and the Philippines. The total consideration paid for this transaction was €15.6 million, or approximately $20.9 million at exchange rates in effect at closing. Of this consideration, $20.8 million was paid in cash at closing and $0.1 million was paid in cash during the year ended May 31, 2006. The companies acquired in connection with the Europhil acquisition are being operated through a newly formed Spanish holding company named DolEx Europe S.L. The purpose of the transaction was to further our strategy of expanding our customer base and market share geographically. The results of Europhil's operations were included in our consolidated financial statements commencing on December 22, 2004.

The following table summarizes the purchase price allocations of the assets acquired and liabilities assumed at the date of the respective acquisitions:

| | Cash & Win | Europhil |
|---|---|---|
| | (in thousands) | |
| Current assets | $ — | $ 2,736 |
| Property and equipment, net | 57 | 3,249 |
| Goodwill | 2,433 | 17,595 |
| Customer-related intangible assets | 566 | — |
| Non-compete agreements | — | 562 |
| Trademark | — | 951 |
| Total assets acquired | 3,056 | 25,093 |
| Current liabilities | — | (3,114) |
| Long-term liabilities | — | (1,046) |
| Minority interest in equity of subsidiaries | 4,744 | — |
| Net assets acquired | $7,800 | $20,933 |

We determined that the acquired customer-related intangible assets, non-compete agreements, and trademark have useful lives of 10, 3 and 2 years, respectively.

The fiscal 2005 acquisitions, whether considered individually or in aggregate, were not significant to our consolidated financial statements and accordingly, we have not provided pro forma operating information related to these acquisitions.

## NOTE 3—PROPERTY AND EQUIPMENT

As of May 31, 2007 and 2006, property and equipment consisted of the following:

| | Range of Useful Lives in Years | 2007 | 2006 |
|---|---|---|---|
| | | (in thousands) | |
| Property under capital leases | 2-5 | $ — | $ 15,571 |
| Land | N/A | 2,143 | 2,060 |
| Building | 40 | 25,415 | 24,464 |
| Equipment | 2-5 | 132,677 | 103,810 |
| Software | 5-10 | 60,387 | 58,045 |
| Leasehold improvements | 5-40 | 12,714 | 10,755 |
| Furniture and fixtures | 5-7 | 8,099 | 7,719 |
| Work in progress | N/A | 43,116 | 30,369 |
| | | 284,551 | 252,793 |
| Less accumulated depreciation and amortization of property and equipment | | 166,056 | 144,816 |
| | | $118,495 | $107,977 |

Depreciation and amortization expense of property and equipment was $25.9 million, $25.6 million, and $30.3 million for fiscal 2007, 2006 and 2005, respectively.

## NOTE 4—GOODWILL AND INTANGIBLE ASSETS

As of May 31, 2007 and 2006, goodwill and intangible assets consisted of the following:

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Goodwill | $451,244 | $387,280 |
| Customer-related intangible assets | 271,165 | 250,886 |
| Trademarks, indefinite life | 42,944 | 42,944 |
| Trademarks, finite life | 2,992 | 910 |
| Non-compete agreements | 2,810 | 1,265 |
| | 771,155 | 683,285 |
| Less accumulated amortization on: | | |
| Customer-related intangible assets | 141,519 | 127,383 |
| Trademarks | 1,276 | 661 |
| Non-compete agreements | 1,496 | 779 |
| | 144,291 | 128,823 |
| | $626,864 | $554,462 |

The following table discloses the changes in the carrying amount of goodwill for the years ended May 31, 2007 and 2006:

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Balance at beginning of year | $387,280 | $372,744 |
| Goodwill acquired | 60,361 | 2,293 |
| Effect of tax adjustments to purchase price allocations | (698) | — |
| Effect of adjustments to preliminary purchase price allocations | — | 637 |
| Effect of foreign currency translation | 4,301 | 11,606 |
| Balance at end of year | $451,244 | $387,280 |

Customer-related intangible assets, non-compete agreements and finite life trademarks acquired during the year ended May 31, 2007 have weighted average amortization periods of 12.9 years, 2.8 years and 5.0 years, respectively. Customer-related intangible assets and non-compete agreements acquired during the year ended May 31, 2006 have weighted average amortization periods of 9.3 years and 2.0 years, respectively. Amortization expense of acquired intangibles was $14.4 million, $14.9 million, and $15.0 million for fiscal 2007, 2006 and 2005, respectively.

The estimated amortization expense of acquired intangibles for the next five fiscal years is as follows (in thousands):

| | |
|---|---|
| 2008 | $ 13,544 |
| 2009 | 12,176 |
| 2010 | 11,311 |
| 2011 | 10,616 |
| 2012 | 8,564 |

Estimated amortization expense for acquired intangibles denominated in currencies other than the United States dollar is based on foreign exchange rates as of May 31, 2007.

## NOTE 5—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of May 31, 2007 and 2006, accounts payable and accrued liabilities consisted of the following:

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Trade accounts payable | $ 21,670 | $25,988 |
| Compensation and benefits | 20,947 | 20,625 |
| Restructuring | 1,746 | 254 |
| Third party processing expenses | 6,593 | 5,329 |
| Commissions to third parties | 24,442 | 17,410 |
| Assessment expenses | 10,743 | 9,035 |
| Transition services payable to HSBC | 6,548 | — |
| Other | 22,982 | 20,742 |
| | $115,671 | $99,383 |

## NOTE 6—RETIREMENT BENEFITS

### *Pension Plans*

We have a noncontributory defined benefit pension plan covering our United States employees who have met the eligibility provisions. The defined benefit pension plan was closed to new participants beginning June 1, 1998. Benefits are based on years of service and the employee's compensation during the highest five consecutive years of earnings out of the last ten years of service. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective May 31, 2004, we modified the pension plan to cease benefit accruals for increases in compensation levels.

We also have a noncontributory defined benefit supplemental executive retirement plan ("SERP") covering one participant, whose employment ceased in fiscal 2002. This plan was initially formed by our former parent company and was transferred to us in the spin-off transaction that occurred on January 31, 2001. Benefits are based on years of service and the employee's compensation during the highest three consecutive years of earnings out of the last ten years of service. The SERP is a nonqualified, unfunded deferred compensation plan under ERISA.

The measurement date for the pension plans is May 31, which coincides with the plans' fiscal year. Our plan expenses for fiscal 2007, 2006 and 2005 were actuarially determined.

On May 31, 2007, we adopted the recognition provision of FAS 158 which requires us to aggregate the underfunded noncontributory defined benefit pension plan and the SERP. For purposes of disclosure under FAS 87 and 132, the SERP was deemed immaterial and was excluded from prior year disclosures. However, with the adoption of FAS 158, prior year disclosure amounts in this footnote have been restated to include the SERP, for comparability.

The following tables provide a reconciliation of the aggregate pension plan changes in the benefit obligations and fair value of assets over the two-year period ending May 31, 2007 and a statement of funded status at May 31 for each year:

**Changes in benefit obligations**

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Benefit obligation at beginning of year | $ 9,389 | $10,124 |
| Interest cost | 576 | 530 |
| Actuarial loss or (gain) | 321 | (1,015) |
| Benefits paid | (228) | (250) |
| Balance at end of year | $10,058 | $ 9,389 |

**Changes in plan assets**

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Fair value of plan assets at beginning of year | $6,893 | $6,390 |
| Actual return on plan assets | 1,046 | 753 |
| Employer contributions | 707 | — |
| Benefits paid | (228) | (250) |
| Fair value of plan assets at end of year | $8,418 | $6,893 |

**Amounts recognized in consolidated balance sheets**

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Current liabilities | $ (979) | $(1,836) |
| Noncurrent liabilities | (661) | (660) |
| Total | $(1,640) | $(2,496) |

**Information about accumulated benefit obligation**

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Projected benefit obligation | $10,058 | $9,389 |
| Accumulated benefit obligation | 10,058 | 9,389 |
| Fair value of plan assets | 8,418 | 6,893 |

**Components of net periodic benefit cost**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (in thousands) | |
| Interest cost | $ 576 | $ 530 | $ 511 |
| Expected return on plan assets | (571) | (504) | (448) |
| Amortization of prior service cost | 14 | 14 | 14 |
| Amortization of net loss | 63 | 194 | 33 |
| Net pension expense | $ 82 | $ 234 | $ 110 |

**Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (in thousands) | |
| Adjustment for the adoption of FAS 158 | $ 145 | $ — | $ — |
| Net (gain) loss | (176) | (1,207) | 1,990 |
| Amortization of net loss | (63) | (194) | (33) |
| Amortization of prior service cost | (14) | (14) | (14) |
| Total recognized in other comprehensive (income) loss | $(108) | $(1,415) | 1,943 |

The adjustment to accumulated other comprehensive income for the adoption of FAS 158 represents the unrecognized prior service costs associated with the SERP, which was previously netted against the plan's funded status in our consolidated balance sheet pursuant to the requirements of FAS 87. This amount will be subsequently recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods that are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as in the past, as the adoption of FAS 158 had no effect on our consolidated statement of operations for the fiscal year ended May 31, 2007, or for any prior period presented, and it will not affect our operating results in future periods.

The estimated net loss and prior service cost for the deferred benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $36 thousand and $14 thousand, respectively.

**Amounts recognized in accumulated other comprehensive (income) loss**

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Net actuarial loss | $1,351 | $1,567 |
| Prior service cost | 130 | — |
| Deferred income tax benefit | (534) | (551) |
| Total | $ 947 | $1,016 |

**Weighted average assumptions used to determine benefit obligations**

| | 2007 | 2006 |
|---|---|---|
| Discount rate—Qualified Plan | 6.00% | 6.25% |
| Discount rate—SERP | 6.00 | 5.50 |
| Rate of increase in compensation levels | N/A | N/A |

**Weighted average assumptions used to determine net periodic benefit cost**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Discount rate—Qualified Plan | 6.25% | 5.25% | 6.50% |
| Discount rate—SERP | 5.50 | 5.75 | 8.00 |
| Expected long-term rate of return on assets | 8.00 | 8.00 | 8.00 |
| Rate of increase in compensation levels | N/A | N/A | N/A |

The expected long-term return on plan assets was derived by applying the weighted-average target allocation to the expected return by asset category shown in the table below. These assumptions and allocations were evaluated using input from a third party consultant. Overall, the expected return assumption for each asset class utilized is based on expectation of future returns.

### Plan assets

The consolidated pension plan weighted average asset allocations at May 31, 2007 and 2006 by asset category are as follows:

| Asset Category | 2007 | 2006 | Target 2007 | Expected Return |
|---|---|---|---|---|
| Equity securities | 67.8% | 70.3% | 70.0% | 9.0% |
| Debt securities | 32.1 | 29.4 | 30.0 | 5.7 |
| Cash equivalents | 0.1 | 0.3 | — | 3.1 |
| Total | 100.0% | 100.0% | 100.0% | 8.0% |

Our investment policy and strategies for plan assets involve a balanced approach to achieve our long-term investment objectives. We selected a blended investment approach to diversify the asset pool while reducing the risk of wide swings in the market from year-to-year. The pension plan's investment goals are to generate a return in excess of 8.0% over a full market cycle. The investment portfolio contains enough diversification of investments to reduce risk and provide growth of capital and income. The securities investment guideline details the categories of investments that are not eligible for investment without specific approval. These include: short sales, margin transactions, commodities or other commodity contracts, unregistered securities, investment in companies that have filed a petition for bankruptcy or investments for the purpose of exercising control of management.

### Contributions

We expect to contribute $0.7 million to the noncontributory defined benefit pension plan in fiscal 2008. We do not expect to make contributions to the SERP in fiscal 2008.

### Estimated future benefit payments

The following benefit payments are expected to be paid during the years ending May 31 (in thousands):

| | |
|---|---|
| 2008 | $ 233 |
| 2009 | 243 |
| 2010 | 257 |
| 2011 | 286 |
| 2012 | 311 |
| 2013-2017 | 2,304 |

### *Employee Retirement Savings Plan*

We have a deferred compensation 401(k) Plan. The plan provides tax deferred amounts for each participant consisting of employee elective contributions and certain of our matching contributions. We contributed $1.4 million to the Global Payments Inc. 401(k) Plan in each of the years ended May 31, 2007, 2006 and 2005.

## NOTE 7—INCOME TAXES

The provisions for income taxes for the fiscal years ended May 31 include:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (in thousands) | |
| Current tax expense: | | | |
| Federal | $64,579 | $56,489 | $30,699 |
| State | 3,501 | 3,308 | 2,477 |
| Foreign | 4,668 | 7,195 | 5,384 |
| | 72,748 | 66,992 | 38,560 |
| Deferred tax expense (benefit): | | | |
| Federal | (179) | 4,043 | 14,883 |
| State | (414) | (544) | 595 |
| Foreign | 1,281 | (2,969) | (687) |
| | 688 | 530 | 14,791 |
| Provision for income taxes | 73,436 | 67,522 | 53,351 |
| Tax expense (benefit) allocated to minority interest in a taxable entity | 696 | — | (69) |
| Net income tax expense | $74,132 | $67,522 | $53,282 |

The following presents our income before income taxes for the fiscal years ended May 31:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (in thousands) | |
| Income before income taxes and minority interest | $226,331 | $201,520 | $153,917 |
| Minority interest, net of tax | (9,910) | (8,474) | (7,670) |
| Tax expense (benefit) allocated to minority interest | 696 | — | (69) |
| Income before income taxes | $217,117 | $193,046 | $146,178 |

Our effective tax rates, as applied to income before income taxes including the effect of minority interest, for the years ended May 31, 2007, 2006, and 2005 respectively, differ from federal statutory rates as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Federal statutory rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal income tax benefit | 0.9 | 0.9 | 1.4 |
| Foreign income taxes | (1.6) | (0.9) | (0.1) |
| Tax credits and other | (0.2) | 0.0 | 0.2 |
| Effective tax rate | 34.1% | 35.0% | 36.5% |

Deferred income taxes as of May 31, 2007 and 2006 reflect the impact of temporary differences between the amounts of assets and liabilities for financial accounting and income tax purposes. Our investments in certain foreign subsidiaries are permanently invested abroad and will not be repatriated to the United States in the foreseeable future. In accordance with Accounting Principles Board Opinion No. 23: *Accounting for Income Taxes—Special Areas,* because those earnings are considered to be indefinitely reinvested, no domestic federal or state deferred income taxes have been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, we would be subject to both domestic income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Because of the availability of United States foreign tax credits, it is not practicable to determine the domestic federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

As of May 31, 2007 and 2006, principal components of deferred tax items were as follows:

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Deferred tax assets: | | |
| Accrued expenses and other | $ 7,238 | $ 3,215 |
| Bad debt expense | 1,264 | 1,562 |
| Accrued restructuring | 242 | 38 |
| Foreign NOL carryforward | 1,582 | 714 |
| Tax credits | 6,358 | 7,953 |
| | 16,684 | 13,482 |
| Less: valuation allowance | (7,941) | (7,953) |
| Net deferred tax asset | 8,743 | 5,529 |
| Deferred tax liabilities: | | |
| Foreign currency translation | 30,961 | 26,534 |
| Acquired intangibles | 40,672 | 38,608 |
| Prepaid expenses | 163 | 1,031 |
| Property and equipment | 2,499 | 4,525 |
| | 74,295 | 70,698 |
| Net deferred tax liability | (65,552) | (65,169) |
| Less: current net deferred tax asset | 5,216 | 3,622 |
| Net non-current deferred tax liability | $(70,768) | $(68,791) |

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. We have recorded 100% valuation allowances in the amount of $4.7 million and $6.5 million as of May 31, 2007 and 2006, respectively, pertaining to the portions of the deferred tax asset related to the income tax effects of the hypothetical distributions of earnings of foreign subsidiaries not considered to be permanently invested abroad.

During fiscal 2007, certain of our Asia-Pacific subsidiaries recognized net operating losses in the amount of $7.3 million, resulting in a deferred tax asset of $1.6 million. These net operating losses will expire if not utilized between May 31, 2012 and May 31, 2015. We have provided a full valuation allowance in the amount of $1.6 million at May 31, 2007 for such asset.

We recognized certain tax credits for state income tax purposes aggregating to the amount of $1.6 million and $1.5 million as of May 31, 2007 and 2006, respectively. We have recorded 100% valuation allowances in the amount of $1.6 million and $1.5 million, as of May 31, 2007 and 2006, respectively, pertaining to these credits. These credits may carry over for a period of ten fiscal years from the fiscal year in which they were generated.

## NOTE 8—SHARE-BASED AWARDS AND OPTIONS

As of May 31, 2007, we had four share-based employee compensation plans. As discussed in Note 1, effective June 1, 2006, we account for these plans under FAS 123R using the modified prospective method. The total share-based compensation cost that has been charged against income for these plans for (i) the continued vesting of all stock options that remained unvested as of June 1, 2006, (ii) all stock options granted, modified, or cancelled after our adoption of FAS 123R, (iii) our employee stock purchase plan, and (iv) our restricted stock plan aggregated $15.2 million for fiscal 2007. The total income tax benefit recognized for share-based compensation in the accompanying statements of income was $5.5 million during fiscal 2007. For all share-based awards granted after June 1, 2006, compensation expense is recognized on a straight-line basis. The fair value of share-based awards granted prior to June 1, 2006 is amortized as compensation expense on an accelerated basis from the date of the grant. There was no share-based compensation capitalized during fiscal 2007.

The following table illustrates the comparable pro forma effect on fiscal 2006 and 2005 net income and earnings per share had we applied the fair value recognition principles of FAS 123R to share-based compensation.

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | (in thousands, except per share data) | | |
| Net income: | | | |
| As reported | $142,985 | $125,524 | $ 92,896 |
| Add: Stock compensation recognized under APB 25, net of related tax effects | 9,687 | 1,893 | 3,814 |
| Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects | (9,687) | (13,249) | (11,718) |
| Pro forma net income | $142,985 | $114,168 | $ 84,992 |
| Basic earnings per share: | | | |
| As reported | $ 1.78 | $ 1.59 | $ 1.20 |
| Pro forma | $ 1.78 | $ 1.45 | $ 1.10 |
| Diluted earnings per share: | | | |
| As reported | $ 1.75 | $ 1.53 | $ 1.16 |
| Pro forma | $ 1.75 | $ 1.40 | $ 1.07 |

Prior to the adoption of FAS 123R, cash flows resulting from the tax benefit related to equity-based compensation were included in our operating activities in our statement of cash flows, along with other income tax cash flows, in accordance with the provisions of EITF 00-15, *Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company Upon Exercise of a Nonqualified Employee Stock Option.* FAS 123R now requires tax benefits relating to excess equity-based compensation deductions be prospectively included as financing activities in our statement of cash flows.

**Stock Options**

We have certain stock plans under which incentive stock options, non-qualified stock options and restricted stock has been granted to officers, key employees and directors under the Global Payments Inc. 2000 Long-Term Incentive Plan, as amended and restated (the "2000 Plan"), Global Payments Inc. Amended and Restated 2005 Incentive Plan (the "2005 Plan"), and a Amended and Restated 2000 Non-Employee Director Stock Option Plan (the "Director Plan") (collectively, the "Plans"). Effective with the adoption of the 2005 Plan, there are no future grants under the 2000 Plan.

Stock options are granted at 100% of fair market value on the date of grant and have 10-year terms. Stock options granted vest one year after the date of grant with respect to 25% of the shares granted, an additional 25% after two years, an additional 25% after three years, and the remaining 25% after four years. Stock options granted prior to August 2003 vest two years after the date of grant with respect to 20% of the shares granted, an additional 25% after three years, an additional 25% after four years, and the remaining 30% after five years. The Plans provide for accelerated vesting under certain conditions, including a change in control. We have historically issued new shares to satisfy the exercise of options.

The following table summarizes all outstanding options as of May 31, 2007 and the changes during fiscal 2007.

| | 2007 | | |
|---|---|---|---|
| | Options (in thousands) | Weighted Average Exercise Price | Aggregate Intrinsic Value (in millions) |
| ***2000 Plan*** | | | |
| Outstanding at June 1 | 3,764 | $ 17 | |
| Granted | — | — | |
| Cancelled | (104) | 20 | |
| Exercised | (794) | 16 | |
| Outstanding at May 31 | 2,866 | $ 18 | $63.5 |
| Shares available for future grant | — | | |
| ***2005 Plan*** | | | |
| Outstanding at June 1 | 1,880 | $ 33 | |
| Granted | 656 | 45 | |
| Cancelled | (337) | 38 | |
| Exercised | (146) | 31 | |
| Outstanding at May 31 | 2,053 | $ 36 | $ 8.2 |
| Shares available for future grant | 5,520 | | |
| ***Director Plan*** | | | |
| Outstanding at June 1 | 248 | $ 19 | |
| Granted | 39 | 39 | |
| Cancelled | — | — | |
| Exercised | (35) | 22 | |
| Outstanding at May 31 | 252 | $ 22 | $ 4.6 |
| Shares available for future grant | 721 | | |

Total stock options outstanding as of May 31, 2007 have a weighted average exercise price of $25, a weighted average remaining contractual life of 6.8 years and an aggregate intrinsic value of $76.3 million. As of May 31, 2007, stock options exercisable total 2.3 million and have a weighted average exercise price of $19, a weighted average remaining contractual life of 5.6 years and an aggregate intrinsic value of $48.5 million.

The aggregate intrinsic value of stock options exercised during the fiscal years 2007, 2006 and 2005 was $22.3 million, $40.3 million and $32.8 million, respectively.

As of May 31, 2007, we had $13.1 million of total unrecognized compensation cost related to unvested options, which we expect to recognize over a weighted average period of 1.3 years.

The weighted average grant-date fair values of each option granted in fiscal 2007, 2006, and 2005 under each plan are as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| 2000 Plan | $— | $— | $ 8 |
| 2005 Plan | 16 | 13 | 10 |
| Director Plan | 14 | 13 | 8 |

The fair value of each option granted in fiscal 2007, 2006 and 2005 is estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions used for the grants during the respective fiscal year:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| 2000 Plan | | | |
| Risk-free interest rates | — | — | 3.90% |
| Expected volatility | — | — | 34.30% |
| Dividend yields | — | — | 0.34% |
| Expected lives | — | — | 5 years |
| 2005 Plan | | | |
| Risk-free interest rates | 4.85% | 3.98% | 3.79% |
| Expected volatility | 30.11% | 38.36% | 33.68% |
| Dividend yields | 0.19% | 0.34% | 0.34% |
| Expected lives | 5 years | 5 years | 5 years |
| Director Plan | | | |
| Risk-free interest rates | 4.52% | 4.00% | 3.62% |
| Expected volatility | 31.96% | 37.95% | 32.06% |
| Dividend yields | 0.19% | 0.34% | 0.34% |
| Expected lives | 5 years | 5 years | 5 years |

The risk-free interest rate is based on the yield of a zero coupon United States Treasury security with a maturity equal to the expected life of the option from the date of the grant. Our assumption on expected volatility is based on our historical volatility. The dividend yield assumption is calculated using our average stock price over the preceding year and the annualized amount of our current quarterly dividend. We based our assumptions on the expected lives of the options on our analysis of the historical exercise patterns of the options and our assumption on the future exercise pattern of options.

**Restricted Stock**

Shares awarded under the restricted stock program, issued under the 2000 Plan and 2005 Plan, are held in escrow and released to the grantee upon the grantee's satisfaction of conditions of the grantee's restricted stock agreement. The grant date fair value of restricted stock awards is based on the quoted fair market value of our common stock at the award date. Compensation expense is recognized ratably during the escrow period of the award.

Grants of restricted shares are subject to forfeiture if a grantee, among other conditions, leaves our employment prior to expiration of the restricted period. Beginning June 1, 2006, new grants of restricted shares generally vest one year after the date of grant with respect to 25% of the shares granted, an additional 25% after two years, an additional 25% after three years, and the remaining 25% after four years. For restricted shares granted prior to June 1, 2006, the restrictions generally lapse two years after the date of grant with respect to 33% of the shares granted, an additional 33% after three years, and the remaining 33% after four years.

The following table summarizes the changes in non-vested restricted stock awards for the year ended May 31, 2007 (in thousands):

| | 2007 | |
|---|---|---|
| | Share Awards | Weighted Average Grant-Date Fair Value |
| Non-vested at June 1 | 220 | $21 |
| Granted | 190 | 45 |
| Vested | (97) | 17 |
| Forfeited | (35) | 40 |
| Non-vested at May 31 | 278 | $37 |

The weighted average grant-date fair value of share awards granted in the years ended May 31, 2006 and 2005 was $36 and $27, respectively. The total fair value of share awards vested during the years ended May 31, 2007, 2006 and 2005 was $1.7 million, $1.4 million and $1.0 million, respectively.

We recognized compensation expenses for restricted stock of $2.7 million, $1.6 million, and $1.8 million in the years ended May 31, 2007, 2006 and 2005. As of May 31, 2007, there was $6.4 million of total unrecognized compensation cost related to unvested restricted stock awards that is expected to be recognized over a weighted average period of 2.9 years.

## Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan under which the sale of 2.4 million shares of our common stock has been authorized. Employees may designate up to the lesser of $25 thousand or 20% of their annual compensation for the purchase of stock. For periods prior to October 1, 2006, the price for shares purchased under the plan was the lower of 85% of the market value on the first day or the last day of the quarterly purchase period. With the quarterly purchase period beginning on October 1, 2006, the price for shares purchased under the plan is 85% of the market value on the last day of the quarterly purchase period. At May 31, 2007, 0.6 million shares had been issued under this plan, with 1.8 million shares reserved for future issuance.

The weighted average grant-date fair value of each designated share purchased under this plan was $8 in each of the years ended May 31, 2007, 2006 and 2005.

For the quarterly purchases after October 1, 2006, the fair value of each designated share purchased under the Employee Stock Purchase Plan is based on the 15% discount on the purchase date since the price of the shares is determined as of the purchase date.

For the quarterly purchases prior to October 1, 2006, the fair value of each designated share purchased under the Employee Stock Purchase Plan is estimated on the date of grant using the Black-Scholes valuation model using the following weighted average assumptions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Risk-free interest rates | 4.93% | 3.72% | 1.93% |
| Expected volatility | 37.02% | 26.06% | 27.09% |
| Dividend yields | 0.19% | 0.34% | 0.34% |
| Expected lives | 3 months | 3 months | 3 months |

The risk-free interest rate is based on the yield of a zero coupon United States Treasury security with a maturity equal to the expected life of the option from the date of the grant. Our assumption on expected volatility is based on our historical volatility. The dividend yield assumption is calculated using our average stock price over the preceding year and the annualized amount of our current quarterly dividend. Since the purchase price for shares under the plan is based on the market value on the first day or last day of the quarterly purchase period, we use an expected life of three months to determine the fair value of each designated share.

## NOTE 9—RESTRUCTURING AND OTHER CHARGES

The following schedule details the rollforward of the restructuring liability from May 31, 2005 to May 31, 2007:

| | Liability Balance as of May 31, 2005 | Costs Accrued During Fiscal 2006 | Costs Paid During Fiscal 2006 | Liability Balance as of May 31, 2006 | Costs Accrued During Fiscal 2007 | Costs Paid During Fiscal 2007 | Liability Balance as of May 31, 2007 |
|---|---|---|---|---|---|---|---|
| | | | | (in thousands) | | | |
| One-time employee termination benefits | $511 | $1,578 | $1,841 | $248 | $1,866 | $368 | $1,746 |
| Contract termination costs | — | 300 | 294 | 6 | 104 | 110 | — |
| Totals | $511 | $1,878 | $2,135 | $254 | $1,970 | $478 | $1,746 |

During the fourth quarter of fiscal 2007, consistent with our strategy to leverage infrastructure and consolidate operations, we committed to plans to close two locations and consolidate their functions as well as other functions into existing locations. These restructuring plans will require staff reduction and facility closure costs and are expected to be completed during our second quarter of fiscal 2008. In addition, we recognized other charges of $1.1 million in connection with a fixed asset abandonment related to a software development project in process that was abandoned as a result of these restructuring plans. We recorded restructuring and other charges of $3.1 million in fiscal 2007 in connection with these plans.

During the fourth quarter of fiscal 2005, we committed to plans to close one location and consolidate its functions and certain other functions into existing locations. These restructuring plans required associated management and staff reductions and required contract termination and related facility closure costs in connection with an operating lease at one location during fiscal 2006. We completed these restructuring plans on November 30, 2005. In connection with these plans, we incurred $0.8 million in restructuring charges in fiscal 2005. The fiscal 2005 charge was partially offset by a $0.4 million reduction to expenses arising from the favorable resolution of certain restructuring items related to the fiscal 2003 restructuring plans. In addition, during fiscal 2005, we recognized other charges of $3.3 million in connection with the termination of an executive officer, including $2.7 million related to the acceleration of options, under his employment agreement. We incurred $1.6 million in restructuring charges relating to one-time employee termination benefits during fiscal 2006. In addition, we incurred $0.3 million in restructuring charges relating to contract termination costs during fiscal 2006. As of May 31, 2007, we have paid all accrued restructuring charges under these plans.

The following schedule details the estimated expenses for the restructuring plans announced in fiscal 2007:

| | 2007 Expense | Estimated 2008 Expense (Unaudited) | Estimated Total Expense (Unaudited) |
|---|---|---|---|
| | | (in thousands) | |
| One-time employee termination benefits | $1,866 | $1,447 | $3,313 |
| Contract termination costs | 104 | 301 | 405 |
| Fixed asset abandonment | 1,118 | — | 1,118 |
| Total | $3,088 | $1,748 | $4,836 |

## NOTE 10—SEGMENT INFORMATION

### General information

We operate in two reportable segments, merchant services and money transfer. The merchant services segment primarily offers processing solutions for credit cards, debit cards, and check-related services. We have two basic business models to market our merchant services offerings. One model, referred to as "direct" merchant services, features a salaried and commissioned sales force, ISOs, and independent sales representatives, all of whom sell our services directly to merchants. Our other model, referred to as "indirect" merchant services, provides the same basic products and services as direct merchant services, primarily to financial institutions and a limited number of ISOs on an unbundled basis that in turn resell our products and services to merchants. The money transfer segment offers money transfer services to consumers, primarily from the United States and Europe to Latin America, Morocco, the Philippines, Romania, Poland and other destinations.

### Information about profit and assets

We evaluate performance and allocate resources based on the operating income of each segment. The operating income of each segment includes the revenues of the segment less those expenses that are directly related to those revenues. Operating overhead, shared costs, and certain compensation costs are included in Corporate below. Interest expense or income and income tax expense are not allocated to the individual segments. Additionally, restructuring charges and other related costs are not allocated to the individual segments and are separately presented below. Lastly, we do not evaluate performance or allocate resources using segment asset data. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

Information on segments, including revenue by geographic distribution within segments, and reconciliations to consolidated revenues and consolidated operating income are as follows for the years ended May 31, 2007, 2006, and 2005:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (in thousands) | |
| **Revenues:** | | | |
| Domestic direct | $ 558,026 | $481,273 | $410,047 |
| Canada | 224,570 | 208,126 | 175,190 |
| Asia-Pacific | 48,449 | — | — |
| Central and Eastern Europe | 51,224 | 47,114 | 40,598 |
| Domestic indirect and other | 46,873 | 51,987 | 62,033 |
| Merchant services | 929,142 | 788,500 | 687,868 |
| Domestic | 115,416 | 109,067 | 91,448 |
| Europe | 16,965 | 10,489 | 5,015 |
| Money transfer | 132,381 | 119,556 | 96,463 |
| Consolidated revenues | $1,061,523 | $908,056 | $784,331 |
| **Operating income for segments:** | | | |
| Merchant services | $ 259,670 | $224,221 | $183,970 |
| Money transfer | 14,476 | 18,741 | 16,604 |
| Corporate | (52,969) | (39,996) | (36,747) |
| Restructuring and other | (3,088) | (1,878) | (3,726) |
| Consolidated operating income | $ 218,089 | $201,088 | $160,101 |
| **Depreciation and amortization:** | | | |
| Merchant services | $ 35,168 | $ 34,697 | $ 39,917 |
| Money transfer | 4,687 | 5,171 | 4,859 |
| Corporate | 510 | 621 | 530 |
| Consolidated depreciation and amortization | $ 40,365 | $ 40,489 | $ 45,306 |

## Enterprise-Wide Disclosures

Our results of operations and our financial condition are not significantly reliant upon any single customer.

We operate primarily in the United States, Canada, the Asia-Pacific region, and Europe. The following is a breakdown of consolidated revenues by geographic region for the years ended May 31, 2007, 2006, and 2005:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (in thousands) | |
| United States | $ 719,326 | $641,358 | $562,475 |
| Canada | 224,570 | 208,126 | 175,190 |
| Asia-Pacific | 48,449 | — | — |
| Europe | 69,178 | 58,572 | 46,666 |
| | $1,061,523 | $908,056 | $784,331 |

The following is a breakdown of long-lived assets by geographic regions as of May 31, 2007 and 2006:

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| United States | $413,278 | $404,452 |
| Canada | 161,229 | 160,182 |
| Asia-Pacific | 69,957 | — |
| Europe | 98,281 | 95,978 |
| Latin America | 2,614 | 1,827 |
| | $745,359 | $662,439 |

## NOTE 11—RELATED PARTY TRANSACTIONS

In the course of settling money transfer transactions, we purchase foreign currency from Consultoria Internacional Casa de Cambio ("CISA"), a Mexican company partially owned by certain of our employees. We purchased 8.1 billion Mexican pesos for $736.0 million and 6.6 billion Mexican pesos for $610.2 million during fiscal 2007 and 2006, respectively, from CISA. We believe these currency transactions were executed at prevailing market exchange rates.

Also from time to time, money transfer transactions are settled at destination facilities owned by CISA. We incurred related settlement expenses, included in cost of service in the accompanying consolidated statements of income of $0.7 million, $0.6 million and $0.4 million in fiscal 2007, 2006 and 2005, respectively.

In the normal course of business, we periodically utilize the services of contractors to provide software development services. One of our employees, who we hired on April 18, 2005, is also an employee, officer, and part owner of a firm that provides such services. The services provided by this firm primarily relate to software development in connection with our planned next generation front-end processing system in the United States. During fiscal 2007, we capitalized fees paid to this firm of $2.2 million. As of May 31, 2007 and 2006, capitalized amounts paid to this firm of $4.6 million and $2.4 million, respectively, were included in property and equipment in the accompanying consolidated balance sheets. In addition, we expensed amounts paid to this firm of $0.1 million, $0.5 million and $0.2 million in the years ended May 31, 2007, 2006 and 2005, respectively.

## NOTE 12—COMMITMENTS AND CONTINGENCIES

### Leases

We conduct a major part of our operations using leased facilities and equipment. Many of these leases have renewal and purchase options and provide that we pay the cost of property taxes, insurance and maintenance. Rent expense on all operating leases for fiscal 2007, 2006 and 2005 was $27.1 million, $24.4 million, and $19.4 million, respectively.

Future minimum lease payments for all noncancelable leases at May 31, 2007 were as follows:

| | Operating Leases |
|---|---|
| 2008 | $20,398 |
| 2009 | 16,159 |
| 2010 | 13,315 |
| 2011 | 9,387 |
| 2012 | 2,926 |
| Thereafter | 5,896 |
| Total future minimum lease payments | $68,081 |

### Legal

We are party to a number of other claims and lawsuits incidental to our business. In the opinion of management, the reasonably possible outcome of such matters, individually or in the aggregate, will not have a material adverse impact on our financial position, liquidity or results of operations.

### Taxes

During the course of operations, we must interpret the meaning of various sales, property, income, and other tax laws in foreign and domestic federal and state tax jurisdictions in order to account for our operations. Taxing authorities in those various jurisdictions may arrive at different interpretations of applicable tax laws and regulations as they relate to the amount, timing or inclusion of revenue and expenses or the sustainability of income tax credits, which could result in additional taxes due in those jurisdictions. We have established a liability in the aggregate amount of $11.5 million for matters that are probable of loss in future periods. The amount of the liability is based on management's best estimate given our history with similar matters and interpretations of current laws and regulations.

### Credit Facilities

On November 16, 2006, we entered into a five year, $350 million unsecured revolving credit facility agreement with a syndicate of banks based in the United States, which we refer to as our U.S. Credit Facility. The credit agreement contains certain financial and non-financial covenants and events of default customary for financings of this nature. We complied with these covenants as of May 31, 2007. The facility expires in November 2011, and borrowings bear a variable interest rate based on a market short-term floating rate plus a margin that varies according to our leverage position.

In addition, the U.S. Credit Facility allows us to expand the facility size to $700 million by requesting additional commitments from existing or new lenders. We plan to use the U.S. Credit Facility to fund future strategic acquisitions, to provide a source of working capital, and for general corporate purposes. As of May 31, 2007, we had no borrowings outstanding on our U.S. Credit Facility. As of May 31, 2006, we had no borrowings on our former U.S. credit facility, which we terminated on November 16, 2006 in conjunction with our entry into the U.S. Credit Facility.

On November 16, 2006, we entered into an amendment to our credit facility, which we refer to as our Canadian Credit Facility, with the Canadian Imperial Bank of Commerce, or CIBC, as administrative agent and lender. The Canadian Credit Facility is an uncommitted facility which consists of a line of credit of $25 million Canadian dollars, or $23 million United States dollars based on the May 31, 2007 exchange rate. In addition, the Canadian Credit Facility allows us to expand the size of the uncommitted facility to $50 million Canadian dollars during the peak holiday season and does not have a fixed term. The Canadian Credit Facility has a variable interest rate based on the Canadian dollar London Interbank Offered Rate plus a margin.

The Canadian Credit Facility allows us to provide certain Canadian merchants with "same day value" for their Visa credit card deposits. Same day value is the practice of giving merchants value for credit card transactions on the date of the applicable sale even though we receive the corresponding settlement funds from Visa Canada/International at a later date. The amounts borrowed under the Canadian Credit Facility are restricted in use to pay Canadian Visa merchants and such amounts are generally received from Visa Canada/International on the following day.

Our obligations under the Canadian Credit Facility are secured by a first priority security interest in the members' accounts receivable from Visa Canada/International and Interac Associates for our transactions processed through the CIBC Visa BIN and Interac debit network, the bank accounts in which the settlement funds are deposited, and by guarantees from certain of our subsidiaries. These guarantees are subordinate to any guarantees granted by such subsidiaries under our U.S. Credit Facility. The Canadian Credit Facility also contains certain financial and non-financial covenants and events of default customary for financings of this nature. We complied with these covenants as of May 31, 2007. As of both May 31, 2007 and May 31, 2006, we had no borrowings outstanding on our Canadian Credit Facility.

### BIN/ICA Agreements

In connection with our acquisition of merchant credit card operations of banks, we have also entered into sponsorship or depository and processing agreements with certain of the banks. These agreements allow us to use the banks' identification numbers, referred to as Bank Identification Number for Visa transactions and Interbank Card Association number for MasterCard transactions, to clear credit card transactions through Visa and MasterCard. Certain agreements contain financial covenants, and we were in compliance with all such covenants as of May 31, 2007.

## NOTE 13—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow disclosures and non-cash investing and financing activities for the years ended May 31, 2007, 2006 and 2005 are as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (in thousands) | |
| Supplemental cash flow information: | | | |
| Income taxes paid, net of refunds | $75,207 | $44,522 | $38,683 |
| Interest paid | 6,686 | 3,858 | 5,071 |

## NOTE 14—QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly results for the years ended May 31, 2007 and 2006 are as follows:

| | Quarter Ended | | | |
|---|---|---|---|---|
| | August 31 | November 30 | February 28 | May 31 |
| | (in thousands, except per share data) | | | |
| **2007** | | | | |
| Revenues | $260,308 | $260,697 | $260,418 | $280,100 |
| Operating income | 63,527 | 52,303 | 51,193 | 51,066 |
| Net income | 41,509 | 34,002 | 34,296 | 33,178 |
| Basic earnings per share | 0.52 | 0.42 | 0.43 | 0.41 |
| Diluted earnings per share | 0.51 | 0.42 | 0.42 | 0.40 |
| **2006** | | | | |
| Revenues | $224,456 | $219,673 | $225,159 | $238,768 |
| Operating income | 50,524 | 50,028 | 48,135 | 52,401 |
| Net income | 30,738 | 30,613 | 30,111 | 34,062 |
| Basic earnings per share | 0.39 | 0.39 | 0.38 | 0.43 |
| Diluted earnings per share | 0.38 | 0.37 | 0.36 | 0.41 |

## GLOBAL PAYMENTS INC.

## SCHEDULE II

### Valuation & Qualifying Accounts

| Column A | Column B | Column C | | Column D | Column E |
|---|---|---|---|---|---|
| | | 1 | 2 | | |
| Description | Balance at Beginning of Year | Charged to Costs and Expenses | Acquired Balances | Uncollectible Accounts Write-Off | Balance at End of Year |
| | | | (in thousands) | | |
| Allowance for doubtful accounts | | | | | |
| May 31, 2005 | $ 757 | $ 808 | — | $ 1,199 | $ 366 |
| May 31, 2006 | 366 | 751 | — | 497 | 620 |
| May 31, 2007 | 620 | 731 | — | 900 | 451 |
| Reserve for operating losses—Merchant card processing (1) | | | | | |
| May 31, 2005 | $3,592 | $ 5,332 | — | $ 5,291 | $3,633 |
| May 31, 2006 | 3,633 | 2,726 | — | 3,298 | 3,061 |
| May 31, 2007 | 3,061 | 3,061 | — | 3,346 | 2,776 |
| Reserve for sales allowances—Merchant card processing (1) | | | | | |
| May 31, 2005 | $2,966 | $ 3,799 | — | $ 6,196 | $ 569 |
| May 31, 2006 | 569 | 2,755 | — | 3,066 | 258 |
| May 31, 2007 | 258 | 3,923 | — | 3,853 | 328 |
| Reserve for operating losses—Check guarantee processing | | | | | |
| May 31, 2005 | $4,277 | $13,028 | — | $13,316 | $3,989 |
| May 31, 2006 | 3,989 | 17,895 | — | 16,108 | 5,776 |
| May 31, 2007 | 5,776 | 18,160 | — | 18,797 | 5,139 |

(1) Included in settlement processing obligations

## ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A—CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Our management, including our principal executive officer and principal financial officer, concluded an evaluation of the effectiveness of our disclosure controls and procedures as of May 31, 2007. Our evaluation tested controls and other procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Based on our evaluation, as of May 31, 2007, our management, including our principal executive officer and principal financial officer, concluded that our disclosure controls and procedures were effective.

There were no significant changes in our internal controls or in other factors that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

### Management Report on Internal Control over Financial Reporting

Our management team is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management assessed the effectiveness of our internal control over financial reporting as of May 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* As of May 31, 2007, management believes that its internal control over financial reporting is effective based on those criteria. Our independent registered public accounting firm has issued an audit report on our assessment of our internal control over financial reporting, which is included in this annual report.

In connection with management's evaluation discussed in its report below, our management team excluded from its assessment of the effectiveness of our internal control over financial reporting the internal controls of the business alliance with The Hongkong and Shanghai Banking Corporation Limited, or HSBC, in which we acquired a fifty-six percent interest on July 24, 2006, and is included in our consolidated financial statements for the period from that date through May 31, 2007. This exclusion was in accordance with Securities and Exchange Commission guidance that an assessment of a recently acquired business may be omitted in management's report on internal controls over financial reporting in the year of acquisition. The HSBC alliance represented less than 5% of our total consolidated revenues and operating income for the year ended May 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Due to such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, such risk.

### Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting or in other factors that occurred during the quarter ended May 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B—OTHER INFORMATION

None.

## PART III

## ITEM 10—DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE

We incorporate by reference in this Item 10 information about our directors and our corporate governance contained under the headings "Certain Information Concerning the Nominees and Directors," "Other Information About the Board and its Committees" and information about compliance with Section 16(a) of the Securities and Exchange Act of 1934 by our directors and executive officers under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" from our proxy statement to be delivered in connection with our 2007 Annual Meeting of Shareholders to be held on September 26, 2007.

Set forth below is information relating to our executive officers. There is no family relationship between any of our executive officers or directors and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. Our executive officers serve at the pleasure of our Board of Directors.

| Name | Age | Current Position(s) | Position with Global Payments and Other Principal Business Affiliations |
|---|---|---|---|
| Paul R. Garcia | 55 | Chairman of the Board of Directors, President and Chief Executive Officer | Chairman of the Board of Directors (since October 2002); President and Chief Executive Officer of Global Payments (since September 2000); Chief Executive Officer of NDC eCommerce (July 1999–January 2001); President and Chief Executive Officer of Productivity Point International (March 1997–September 1998); Group President of First Data Card Services (1995–1997); Chief Executive Officer of National Bancard Corporation (NaBANCO) (1989–1995). |
| James G. Kelly | 45 | Senior Executive Vice President and Chief Operating Officer | Senior Executive Vice President (since April 2004) and Chief Operating Officer (since October 2005) of Global Payments; Chief Financial Officer of Global Payments (February 2001-October 2005), Chief Financial Officer of NDC eCommerce (April 2000–January 2001); Managing Director, Alvarez & Marsal (March 1996–April 2000); Director, Alvarez & Marsal (1992–1996) and Associate, Alvarez & Marsal (1990–1992); and Manager, Ernst & Young's mergers and acquisitions/ audit groups (1989–1990). |
| Joseph C. Hyde | 33 | Executive Vice President and Chief Financial Officer | Executive Vice President and Chief Financial Officer (since October 2005) of Global Payments; Senior Vice President of Finance of Global Payments (December 2001—October 2005); Vice President of Finance of Global Payments (February 2001–December 2001); Vice President of Finance of NDC eCommerce (June 2000–January 2001); Associate, Alvarez & Marsal (1998–2000); Analyst, The Blackstone Group (1996-1998). |

| Name | Age | Current Position(s) | Position with Global Payments and Other Principal Business Affiliations |
|---|---|---|---|
| Martin A. Picciano | 41 | Senior Vice President and Chief Accounting Officer | Senior Vice President of Accounting (since June 2004) and Chief Accounting Officer (since October 2005) of Global Payments; Vice President and Controller of Global Payments (February 2001-May 2004); Assistant Controller of National Data Corporation (September 1996-January 2001). |
| Suellyn P. Tornay | 46 | Executive Vice President and General Counsel | Executive Vice President (since June 2004) and General Counsel for Global Payments Inc. (since February 2001); Interim General Counsel for NDCHealth (1999–2001); Group General Counsel, eCommerce Division of NDCHealth (1996–1999); Senior Attorney, eCommerce Division of NDCHealth (1987–1995); Associate, Powell, Goldstein, Frazer, & Murphy (1985–1987). |
| Carl J. Williams | 55 | President –World-Wide Payment Processing | President–World-Wide Payment Processing of Global Payments (since March 2004); President and CEO of Baikal Group, LLC (March 2002–February 2004); President of Spherion Assessment Group, a business unit of Spherion Inc. (NYSE: SFN) (May 1996–February 2002); Chairman and CEO of HR Easy, Inc., (acquired by Spherion Inc.) (1996–1998); Executive Vice President–National Processing Corporation, President of the Merchant Services Division (1992–1996); President & CEO of JBS, Inc. (1981–1992) (acquired by National Processing Corporation). |

We have adopted a code of ethics that applies to our senior financial officers. The senior financial officers include our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller or persons performing similar functions. The code of ethics is available in the investor information section of our website at www.globalpaymentsinc.com, and as indicated in the section entitled "Where To Find Additional Information" in Part I to this Annual Report on Form 10-K.

## ITEM 11—EXECUTIVE COMPENSATION

We incorporate by reference in this Item 11 the information relating to executive and director compensation contained under the headings "Other Information about the Board and its Committees," "Compensation and Other Benefits" and "Report of the Compensation Committee" from our proxy statement to be delivered in connection with our 2007 Annual Meeting of Shareholders to be held on September 26, 2007.

## ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

We incorporate by reference in this Item 12 the information relating to ownership of our common stock by certain persons contained under the headings "Common Stock Ownership of Management" and "Common Stock Ownership by Certain Other Persons" from our proxy statement to be delivered in connection with our 2007 Annual Meeting of Shareholders to be held on September 26, 2007.

We have four compensation plans under which our equity securities are authorized for issuance. The Global Payments Inc. Amended and Restated 2000 Long-Term Incentive Plan, Global Payments Inc. Amended and Restated 2005 Incentive Plan, the Non-Employee Director Stock Option Plan, and Employee Stock Purchase Plan have been approved by security holders. The information in the table below is as of May 31, 2007. For more information on these plans, see Note 8 to notes to consolidated financial statements.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders: | 5,171,000 | $ 25 | 7,779,000(1) |
| Equity compensation plans not approved by security holders: | — | — | — |
| Total | 5,171,000 | $ 25 | 7,779,000(1) |

(1) Also includes shares of common stock available for issuance other than upon the exercise of an option, warrant or right under the Amended and Restated 2000 Non-Employee Director Stock Option Plan, the Amended and Restated 2005 Incentive Plan and the Amended and Restated 2000 Employee Stock Purchase Plan.

## ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We incorporate by reference in this Item 13 the information regarding certain relationships and related transactions between us and some of our affiliates and the independence of our Board of Directors contained under the headings "Certain Relationships and Related Transactions" and "Other Information about the Board and its Committees—Director Independence" from our proxy statement to be delivered in connection with our 2007 Annual Meeting of Shareholders to be held on September 26, 2007.

## ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

We incorporate by reference in this Item 14 the information regarding principal accounting fees and services contained under the heading "Auditor Information" from our proxy statement to be delivered in connection with our 2007 Annual Meeting of Shareholders to be held on September 26, 2007.

## PART IV

## ITEM 15—EXHIBITS, FINANCIAL STATEMENT SCHEDULES

### (a) 1. Consolidated Financial Statements

Our consolidated financial statements listed below are set forth in "Item 8-Financial Statements and Supplementary Data" of this report:



### (a) 2. Financial Statement Schedules



All other schedules to our consolidated financial statements have been omitted because they are not required under the related instruction or are inapplicable, or because we have included the required information in our consolidated financial statements or related notes.

### (a) 3. Exhibits

The following exhibits either (i) are filed with this report or (ii) have previously been filed with the SEC and are incorporated in this Item 15 by reference to those prior filings.

2.1 Distribution Agreement, Plan of Reorganization and Distribution dated January 31, 2001 by and between National Data Corporation and Global Payments Inc., filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated January 31, 2001, File No. 001-16111, and incorporated herein by reference.

3.1 Amended and Restated Articles of Incorporation of Global Payments Inc., filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated January 31, 2001, File No. 001-16111, and incorporated herein by reference.

3.2 Fourth Amended and Restated By-laws of Global Payments Inc., filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q dated August 31, 2003, File No. 001-16111, and incorporated herein by reference.

4.1 Shareholder Protection Rights Agreement dated January 26, 2001 between Global Payments Inc. and SunTrust Bank, filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated February 1, 2001, File No. 001-16111, and incorporated herein by reference.

4.2 Form of certificate representing Global Payments Inc. common stock as amended, filed as Exhibit 4.4 to the Registrant's Registration Statement on Form 10 dated December 28, 2000, File No. 001-16111, and incorporated herein by reference.

4.3 Agreement dated December 19, 2003 by and among the Registrant, MRY Partners, L.P. and Robert A. Yellowlees, filed as Exhibit 4.5 on form S-3 dated January 8, 2004, File No. 333-111768 and incorporated herein by reference.

10.1 Tax Sharing and Indemnification Agreement between National Data Corporation and Global Payments Inc. dated as of January 31, 2001, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated January 31, 2001, File No. 001-16111, and incorporated herein by reference.

10.2 Employee Benefits Agreement between National Data Corporation and Global Payments Inc. dated as of January 31, 2001, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated January 31, 2001, File No. 001-16111, and incorporated herein by reference.

10.3 Agreement and Plan of Merger between Latin America Money Services, LLC, Global Payments Inc., GP Ventures (Texas), Inc., Advent International Corporation (as Shareholder Representative), the shareholders of Latin America Money Services, LLC, and certain Shareholders of DolEx Dollar Express, Inc. dated August 11, 2003, filed as Exhibit 10 to the Registrant's Current Report on Form 8-K dated August 12, 2003, File No. 001-16111 and incorporated herein by reference.

10.4 Headquarters Sublease dated December 23, 2003, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated February 29, 2004, File No. 001-16111 and incorporated herein by reference.

10.5 Asset Purchase Agreement with Canadian Imperial Bank of Commerce, as amended, filed as Exhibit 10.19 to the Registrant's Registration Statement on Form 10 dated December 28, 2000, File No. 001-16111, and incorporated herein by reference.

10.6 Investor Rights Agreement with Canadian Imperial Bank of Commerce as amended, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated March 20, 2001, File No. 001-16111, and incorporated herein by reference.

10.7 Form of Marketing Alliance Agreement with Canadian Imperial Bank of Commerce as amended, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated March 20, 2001, File No. 001-16111, and incorporated herein by reference.

10.8 Transition Agreement with Canadian Imperial Bank of Commerce, filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated March 20, 2001, File No. 001-16111, and incorporated herein by reference.

10.9 Stock Purchase Agreement with Canadian Imperial Bank of Commerce filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K dated March 20, 2001, File No. 001-16111, and incorporated herein by reference.

10.10* Employment Agreement for Paul R. Garcia, as amended, filed as Exhibit 10.13 to the Registrant's Registration Statement on Form 10 dated December 28, 2000, File No. 001-16111, and incorporated herein by reference.

10.11* Employment Agreement for James G. Kelly, filed as Exhibit 99.1 to the Registrant's Form 8-K/A dated June 2, 2006, File No. 001-16111, and incorporated herein by reference.

10.12* Employment Agreement for Joseph C. Hyde, filed as Exhibit 99.2 to the Registrant's Form 8-K/A dated June 2, 2006, File No. 001-16111, and incorporated herein by reference.

10.13* Employment Agreement for Carl J. Williams dated March 15, 2004, filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K dated May 31, 2004, File No. 001-16111, and incorporated herein by reference.

10.14* Employment Agreement for Suellyn P. Tornay dated June 1, 2001, filed as Exhibit 10.23 to the Registrant's Annual Report on Form 10-K dated May 31, 2004, File No. 001-16111, and incorporated herein by reference.

| | |
|---|---|
| 10.15* | Separation and Settlement Agreement for Jeffery C. McWey dated June 3, 2005, filed as Exhibit 10.27 to the Registrant's Annual Report on Form 10-K dated May 31, 2005, File No. 001-16111, and incorporated herein by reference. |
| 10.16* | Amended and Restated 2000 Long-Term Incentive Plan, filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K dated May 31, 2003, File No. 001-16111, and incorporated herein by reference. |
| 10.17*** | First Amendment to Amended and Restated 2000 Long-Term Incentive Plan, dated March 28, 2007, filed as Exhibit 10.17 to the Registrant's Annual Report on Form 10-K dated May 31, 2007. |
| 10.18* | Amended and Restated 2000 Non-Employee Director Stock Option Plan, filed as Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 dated January 16, 2001, File No. 001-16111, and incorporated herein by reference. |
| 10.19*** | Second Amended and Restated 2000 Non-Employee Director Stock Option Plan, dated October 23, 2003, filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K dated May 31, 2007. |
| 10.20*** | Third Amended and Restated 2000 Non-Employee Director Stock Option Plan, dated June 1, 2004, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K dated May 31, 2007. |
| 10.21*** | Amendment to the Third Amended and Restated 2000 Non-Employee Director Stock Option Plan, dated March 28, 2007 filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K dated May 31, 2007. |
| 10.22* | Amended and Restated 2000 Employee Stock Purchase Plan filed as Exhibit 99.2 to the Registrant's Registration Statement on Form S-8 dated January 16, 2001, File No. 001-16111, and incorporated herein by reference. |
| 10.23* | Form of Global Payments Inc. Supplemental Executive Retirement Plan as amended, filed as Exhibit 10.12 to the Registrant's Registration Statement on Form 10 dated December 28, 2000, File No. 001-16111, and incorporated herein by reference. |
| 10.24* | Global Payments Inc. 2005 Amended and Restated Incentive Plan, filed as Exhibit 99.1 to the Registrant's Statement on Form S-8 dated November 19, 2004, File No. 333-120640, and incorporated herein by reference. |
| 10.25*** | Second Amended and Restated Global Payments Inc. 2005 Incentive Plan, dated March 28, 2007 filed as Exhibit 10.25 to the Registrant's Annual Report on Form 10-K dated May 31, 2007. |
| 10.26* | Form of Performance Unit Award (U.S. Officers) pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference. |
| 10.27* | Form of Performance Unit Award (Non-U.S. Officers) pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference. |
| 10.28* | Form of Non-Statutory Stock Option Award pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference. |
| 10.29* | Form of Non-Statutory Stock Option Award pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan (Hong Kong employees) filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference. |
| 10.30* | Form of Non-Statutory Stock Option Award pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan (certain Asia-Pacific employees) filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference. |

| | |
|---|---|
| 10.31* | Form of Restricted Stock Award pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference. |
| 10.32* | Form of Stock-Settled Restricted Stock Unit Award pursuant to the Global Payments Inc. Amended and Restated 2005 Incentive Plan filed as Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q, dated November 30, 2006, File No. 001-16111 and incorporated herein by reference. |
| 10.33 | Amended and Restated Credit Agreement among Global Payments Direct, Inc., Canadian Imperial Bank of Commerce, and lenders named therein, dated November 19, 2004, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 23, 2004, File No. 001-16111 and incorporated herein by reference. |
| 10.34 | Amendment No. 1 dated November 18, 2005, to the Amended and Restated Credit Agreement among Global Payments Direct, Inc., Canadian Imperial Bank of Commerce, and lenders named therein, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 18, 2005, File No. 001-16111 and incorporated herein by reference. |
| 10.35 | Amendment No. 2 dated November 16, 2006, to the Amended and Restated Credit Agreement among Global Payments Direct, Inc., Canadian Imperial Bank of Commerce, and lenders named therein, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated November 17, 2006, File No. 001-16111 and incorporated herein by reference. |
| 10.36 | Credit Agreement dated as of November 16, 2006, among Global Payments Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and lenders named therein, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated November 17, 2006, File No. 001-16111 and incorporated herein by reference. |
| 14 | Code of Ethics for Senior Financial Officers, filed as Exhibit 14 to the Registrant's Annual Report on Form 10-K dated May 31, 2004, File No. 001-16111 and incorporated herein by reference. |
| 18 | Preferability Letter from Independent Registered Public Accounting Firm filed as Exhibit 18 to the Registrant's Quarterly Report on Form 10-Q dated February 28, 2006, File No. 001-16111 and incorporated herein by reference. |
| 21** | List of Subsidiaries |
| 23.1** | Consent of Independent Registered Public Accounting Firm |
| 31.1** | Rule 13a-14(a)/15d-14(a) Certification of CEO |
| 31.2** | Rule 13a-14(a)/15d-14(a) Certification of CFO |
| 32** | CEO and CFO Certification pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002. |

* Compensatory management agreement

** Filed with this report

*** Compensatory management agreement and filed with this report

**(b) Exhibits**

See the "Index to Exhibits" on page 88.

**(c) Financial Statement Schedules**

See Item 15(a) (2) above.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Global Payments Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 30, 2007.

GLOBAL PAYMENTS INC.

By: /s/ PAUL R. GARCIA

**Paul R. Garcia**
*Chairman of the Board of Directors, President and Chief Executive Officer*
*(Principal Executive Officer)*

By: /s/ JOSEPH C. HYDE

**Joseph C. Hyde**
*Executive Vice President and Chief Financial Officer*
*(Principal Financial Officer)*

By: /s/ MARTIN A. PICCIANO

**Martin A. Picciano**
*Senior Vice President and Chief Accounting Officer*
*(Principal Accounting Officer)*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by a majority of the Board of Directors of the Registrant on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ PAUL R. GARCIA<br>**Paul R. Garcia** | Chairman of the Board | July 30, 2007 |
| /s/ WILLIAM I JACOBS<br>**William I Jacobs** | Lead Director | July 30, 2007 |
| /s/ EDWIN H. BURBA, JR.<br>**Edwin H. Burba, Jr.** | Director | July 30, 2007 |
| /s/ ALEX W. (PETE) HART<br>**Alex W. (Pete) Hart** | Director | July 30, 2007 |
| /s/ RAYMOND L. KILLIAN<br>**Raymond L. Killian** | Director | July 30, 2007 |
| /s/ RUTH ANN MARSHALL<br>**Ruth Ann Marshall** | Director | July 30, 2007 |
| /s/ ALAN M. SILBERSTEIN<br>**Alan M. Silberstein** | Director | July 30, 2007 |
| /s/ MICHAEL W. TRAPP<br>**Michael W. Trapp** | Director | July 30, 2007 |
| /s/ GERALD J. WILKINS<br>**Gerald J. Wilkins** | Director | July 30, 2007 |

# GLOBAL PAYMENTS INC.
# FORM 10-K
# INDEX TO EXHIBITS

| Exhibit Numbers | Description |
|---|---|
| 10.17 | First Amendment to Amended and Restated 2000 Long-Term Incentive Plan, dated March 28, 2007, filed as Exhibit 10.17 to the Registrant's Annual Report on Form 10-K dated May 31, 2007. |
| 10.19 | Second Amended and Restated 2000 Non-Employee Director Stock Option Plan, dated October 23, 2003, filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K dated May 31, 2007. |
| 10.20 | Third Amended and Restated 2000 Non-Employee Director Stock Option Plan, dated June 1, 2004, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K dated May 31, 2007. |
| 10.21 | Amendment to the Third Amended and Restated 2000 Non-Employee Director Stock Option Plan, dated March 28, 2007 filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K dated May 31, 2007. |
| 10.25 | Second Amended and Restated Global Payments Inc. 2005 Incentive Plan, dated March 28, 2007 filed as Exhibit 10.25 to the Registrant's Annual Report on Form 10-K dated May 31, 2007. |
| 21 | List of Subsidiaries |
| 23.1 | Consent of Independent Registered Public Accounting Firm |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification of CEO |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification of CFO |
| 32 | CEO and CFO Certification pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002. |

**Exhibit 21**

## LIST OF SUBSIDIARIES

Global Payments Inc. has the following subsidiaries and ownership interests.

| Name | Jurisdiction of Organization |
|---|---|
| DolEx Belgium, S.P.R.L | Belgium |
| Dolex CE, LP | Texas |
| DolEx Dollar Express, Inc. | Texas |
| Dolex Envios, S.A. de C.V. | Mexico |
| DolEx Europe, S.L. | Spain |
| Global Payment Holding Company | Delaware |
| Global Payment Systems LLC | Georgia |
| Global Payment Systems of Canada, Ltd. | Canada |
| Global Payments Acquisition Corp 1 B.V. | Netherlands |
| Global Payments Acquisition Corp 2 B.V. | Netherlands |
| Global Payments Acquisition Corp 3 B.V. | Netherlands |
| Global Payments Acquisition PS 1 C.V. | Netherlands |
| Global Payments Acquisition PS 2 C.V. | Netherlands |
| Global Payments Asia Pacific Processing Company Limited | Hong Kong |
| Global Payments Asia-Pacific (Hong Kong Holding) Limited | Hong Kong (1) |
| Global Payments Asia-Pacific (Hong Kong) Limited | Hong Kong (1) |
| Global Payments Asia-Pacific (India) Private Limited | India (1) |
| Global Payments Asia-Pacific (Shanghai) Limited | People's Republic of China (1) |
| Global Payments Asia-Pacific Lanka (Private) Limited | Sri Lanka (1) |
| Global Payments Asia-Pacific Limited | Hong Kong (2) |
| Global Payments Canada GP | Canada |
| Global Payments Canada Inc. | Canada |
| Global Payments Card Processing Malaysia Sdn. Bhd | Malaysia (1) |
| Global Payments Check Recovery Services, Inc. | Georgia |
| Global Payments Check Services, Inc. | Illinois |
| Global Payments Comerica Alliance, LLC | Delaware (3) |
| Global Payments Credit Services LLC | Russian Federation (4) |
| Global Payments Direct, Inc. | New York |
| Global Payments Europe d.o.o Sarajevo | Bosnia and Herzegovina |
| Global Payments Europe, s.r.o. | Czech Republic |
| Global Payments Gaming International, Inc. | Georgia |
| Global Payments Gaming Services, Inc. | Illinois |
| Global Payments LightSpeed UK, Ltd. | United Kingdom |
| GP Finance, Inc. | Delaware |
| GPS Holding Limited Partnership | Georgia |
| Latin America Money Services, LLC | Delaware |
| Magesa, LLC | Nevada |
| Merchant Services U.S.A., Inc. | North Carolina |
| Modular Data, Inc. | Delaware |
| NDC Holdings (UK) Ltd. | Georgia |
| NDPS Holdings, Inc. | Delaware |
| United Europhil UK, Ltd. | United Kingdom |
| United Europhil, S.A. | Spain |

(1) These entities are 100% owned by Global Payments Asia-Pacific Limited which has a member unrelated to Global Payments Inc., which owns a 44% minority interest.

(2) Global Payments Asia-Pacific Limited has a member unrelated to Global Payments Inc., which owns a 44% minority interest.

(3) Global Payments Comerica Alliance, LLC has members unrelated to Global Payments Inc., which collectively own a 49% minority interest.

(4) Global Payments Credit Services LLC has a member unrelated to Global Payments Inc., which owns a 50% interest.

**Exhibit 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-53774 and 333-120640 on Form S-8, of our reports dated July 30, 2007, relating to the consolidated financial statements and consolidated financial statement schedule of Global Payments Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Statements of Financial Accounting Standard Board No. 123(R), *Share-based Payment* on June 1, 2006) and our report on management's report on the effectiveness of internal control over financial reporting dated July 30, 2007, appearing in this Annual Report on Form 10-K of Global Payments Inc. and subsidiaries for the year ended May 31, 2007.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
July 30, 2007

**Exhibit 31.1**

**CERTIFICATION PURSUANT TO RULE 13a-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Paul R. Garcia, certify that:

1. I have reviewed this annual report on Form 10-K of Global Payments Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: July 30, 2007

By: /s/ PAUL R. GARCIA

**Paul R. Garcia**
**Chief Executive Officer**

**Exhibit 31.2**

**CERTIFICATION PURSUANT TO
RULE 13a-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Joseph C. Hyde, certify that:

1. I have reviewed this annual report on Form 10-K of Global Payments Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: July 30, 2007

By: /s/ JOSEPH C. HYDE

**Joseph C. Hyde**
**Chief Financial Officer**

**Exhibit 32**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**§ 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Global Payments Inc. (the "Company") on Form 10-K for the period ended May 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Paul R. Garcia, Chief Executive Officer of the Company, and Joseph C. Hyde, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

| | |
|---|---|
| /s/ PAUL R. GARCIA | /s/ JOSEPH C. HYDE |
| **Paul R. Garcia**<br>**Chief Executive Officer**<br>**Global Payments Inc.**<br>**July 30, 2007** | **Joseph C. Hyde**<br>**Chief Financial Officer**<br>**Global Payments Inc.**<br>**July 30, 2007** |

A signed original of this written statement required by Section 906 has been provided to Global Payments Inc. and will be retained by Global Payments Inc. and furnished to the Securities and Exchange Commission upon request.

(this page intentionally left blank)

# Shareholder Information

## Annual Report on Form 10-K

Included in this Annual Report to Shareholders is a copy of the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2007, as filed with the Securities and Exchange Commission. Additional copies of the Company's Form 10-K can be accessed from our Investor Relations page at www.globalpaymentsinc.com or will be sent to shareholders free of charge upon written request to:

Investor Relations Department
Global Payments Inc.
10 Glenlake Parkway, N.E.
North Tower
Atlanta, Georgia 30328
770.829.8234

For general information regarding Global Payments Inc., see our Web site at www.globalpaymentsinc.com or contact us at the following address:

Global Payments Inc.
10 Glenlake Parkway, N.E.
North Tower
Atlanta, Georgia 30328
800.560.2960

## Annual Meeting

The Annual Meeting of Shareholders will be held at 11:00 a.m., September 26, 2007, at the offices of Global Payments Inc., 10 Glenlake Parkway, N.E., North Tower, Atlanta, Georgia 30328.

## Independent Registered Public Accounting Firm

Deloitte & Touche LLP

## General Counsel

Suellyn P. Tornay

## Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
800.568.3476

## NYSE and SEC Certifications

The Company has filed with the New York Stock Exchange (NYSE) its Annual CEO Certification for 2006 regarding compliance with the NYSE corporate governance listing standards. The Company has also filed, as Exhibits to its Annual Report on Form 10-K for the fiscal year ended May 31, 2007, the CEO and CFO certifications as required by Section 302 of the Sarbanes-Oxley Act.

globalpayments

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

globalpayments

## Proxy — Global Payments Inc.

## 2007 ANNUAL MEETING OF SHAREHOLDERS

### THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GLOBAL PAYMENTS INC. AND MAY BE REVOKED BY THE SHAREHOLDER PRIOR TO ITS EXERCISE.

The undersigned shareholder of Global Payments Inc. (the "Company"), Atlanta, Georgia, hereby constitutes and appoints Paul R. Garcia or Suellyn P. Tornay or either one of them, each with full power of substitution, to vote the number of shares of Common Stock which the undersigned would be entitled to vote if personally present at the Annual Meeting of shareholders to be held at the Company's offices at 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328, on September 26, 2007, at 11:00 a.m., Atlanta time (the "Annual Meeting"), or at any adjournments or postponements thereof, upon the proposal described in the Notice of 2007 Annual Meeting of Shareholders and Proxy Statement, both dated September 4, 2007, the receipt of which is acknowledged, in the manner specified below. The proxies, in their discretion, are further authorized to vote on any adjournments or postponements of the Annual Meeting, for the election of one or more persons to the Board of Directors if any of the nominees named herein becomes unable to serve or for good cause will not serve, on matters which the Board of Directors does not know a reasonable time before making the proxy solicitations will be presented at the Annual Meeting, or any other matters which may properly come before the Annual Meeting and any adjournments or postponements thereto.

**This Proxy, when properly executed, will be voted in the manner directed by the undersigned shareholder. If no direction is made, this Proxy will be voted "FOR" election of the director nominees named in Proposal 1 and with discretionary authority on all other matters that may properly come before the Annual Meeting and any adjournments or postponements thereof.**

If you are voting by telephone or the Internet, please do not mail your proxy.

globalpayments

## Electronic Voting Instructions

**You can vote by Internet or telephone!**
**Available 24 hours a day, 7 days a week!**

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

**Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on September 26, 2007.**

### Vote by Internet

- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.

### Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

## Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

### A Proposals — The Board of Directors recommends a vote FOR all the nominees listed.

1. Election of Three Directors in Class I:

On the proposal to elect three directors in Class I to serve until the 2010 Annual Meeting of Shareholders, or until their respective successors are elected and qualified or until their respective earlier resignation, retirement, disqualification, removal from office or death:

| Nominee | For | Withhold |
|---|---|---|
| 01 - Edwin H. Burba, Jr. | ☐ | ☐ |
| 02 - Raymond L. Killian | ☐ | ☐ |
| 03 - Ruth Ann Marshall | ☐ | ☐ |

### B Non-Voting Items

**Change of Address** — Please print new address below.

### C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as your name appears on your stock certificate and date. Where shares are held jointly, each shareholder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

| Date (mm/dd/yyyy) — Please print date below. | Signature 1 — Please keep signature within the box. | Signature 2 — Please keep signature within the box. |
|---|---|---|
| / / | | |

1 U P X GPN1

001CD40033 00RULB

014847_COMPANY_BLANKS_1_83083842/000011/000011/i

globalpayments



**GLOBAL PAYMENTS INC.**
**10 GLENLAKE PARKWAY, NORTH TOWER**
**ATLANTA, GEORGIA 30328**

***NOTICE OF 2007 ANNUAL MEETING OF SHAREHOLDERS***

**To the Shareholders:**

The 2007 annual meeting of shareholders (the "Annual Meeting") of Global Payments Inc. (the "Company") will be held at our offices at 10 Glenlake Parkway, North Tower, Atlanta, Georgia, 30328-3473 on September 26, 2007, at 11:00 a.m., Atlanta time, for the following purposes:

1. To elect three Class I directors to serve until the annual meeting of shareholders in 2010, or until their successors are duly elected and qualified or until their earlier resignation, retirement, disqualification, removal from office or death, and
2. To transact any other business that may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on August 10, 2007 are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. You may vote your shares by completing and returning the enclosed proxy card, or you may vote via the Internet or by telephone. Instructions for voting via the Internet or by telephone are set forth in the enclosed proxy statement and proxy card.

**YOUR VOTE IS IMPORTANT**

Submitting your proxy does not affect your right to vote in person if you attend the Annual Meeting. Instead, it benefits us by reducing the expenses of additional proxy solicitation. Therefore, you are urged to submit your proxy as soon as possible, regardless of whether or not you expect to attend the Annual Meeting. You may revoke your proxy at any time before its exercise by (i) delivering written notice of revocation to our Corporate Secretary, Suellyn P. Tornay, at the above address, (ii) submitting to us a duly executed proxy card bearing a later date, (iii) voting via the Internet or by telephone at a later date, or (iv) appearing at the Annual Meeting and voting in person; provided, however, that no such revocation under clause (i) or (ii) shall be effective until written notice of revocation or a later dated proxy card is received by the Corporate Secretary at or before the Annual Meeting, and no such revocation under clause (iii) shall be effective unless received on or before 1:00 a.m., Central Time, on September 26, 2007.

When you submit your proxy, you authorize Paul R. Garcia or Suellyn P. Tornay or either one of them, each with full power of substitution, to vote your shares at the Annual Meeting in accordance with your instructions or, if no instructions are given, for the election of the Class I nominees. The proxies, in their discretion, are further authorized to vote on any adjournments or postponements of the Annual Meeting, for the election of one or more persons to the Board of Directors if any of the nominees becomes unable to serve or for good cause will not serve, on matters which the Board does not know a reasonable time before making the proxy solicitations will be presented at the Annual Meeting, or any other matters which may properly come before the Annual Meeting and any postponements or adjournments thereto.

By Order of the Board of Directors,

Suellyn P. Tornay

SUELLYN P. TORNAY,
Executive Vice President,
General Counsel and Corporate Secretary

Dated: September 4, 2007

September 4, 2007

**GLOBAL PAYMENTS INC.**
**10 GLENLAKE PARKWAY, NORTH TOWER**
**ATLANTA, GEORGIA 30328**

***PROXY STATEMENT***

## A. Introduction

This Proxy Statement is being furnished to solicit proxies on behalf of the Board of Directors of Global Payments Inc. (the "Company" or "we") for use at the 2007 annual meeting of shareholders (the "Annual Meeting"), and at any adjournments or postponements thereof. The Annual Meeting will be held at our offices at 10 Glenlake Parkway, North Tower, Atlanta, Georgia, 30328-3473 on September 26, 2007, at 11:00 a.m., Atlanta time, for the following purposes:

1. To elect three Class I directors to serve until the annual meeting of shareholders in 2010, or until their successors are duly elected and qualified or until their earlier resignation, retirement, disqualification, removal from office or death, and
2. To transact any other business that may properly come before the Annual Meeting or any adjournments or postponements thereof.

This Proxy Statement and the accompanying proxy card are first being mailed to shareholders on or about September 4, 2007.

## B. Quorum and Voting

*(1) Voting Shares.* Pursuant to our Amended and Restated Articles of Incorporation, only the Company's common shares, no par value (the "Common Stock"), may be voted at the Annual Meeting.

*(2) Record Date.* Only those holders of Common Stock of record at the close of business on August 10, 2007, are entitled to receive notice and to vote at the Annual Meeting or any adjournment or postponement thereof. On that date, there were 81,062,112 shares of Common Stock issued and outstanding, held by approximately 2,505 shareholders of record. These holders are entitled to one vote per share.

*(3) Quorum.* In order for any business to be conducted, the holders of a majority of the shares entitled to vote at the Annual Meeting must be present (a "Quorum"), either in person or represented by proxy. Abstentions and votes withheld, and shares represented by proxies reflecting abstentions or votes withheld, will be treated as present for purposes of determining the existence of a Quorum at the Annual Meeting. They will not be considered as votes "for" or "against" any matter for which the respective shareholders have indicated their intention to abstain or withhold their votes. Broker or nominee non-votes, which occur when shares held in "street name" by brokers or nominees who indicate that they do not have discretionary authority to vote on a particular matter, will not be considered as votes "for" or "against" that particular matter. Broker and nominee non-votes will be treated as present for purposes of determining the existence of a Quorum and may be entitled to vote on other matters at the Annual Meeting.

*(4) Voting Options.* The sole proposal, which is the election of three directors in Class I, will require the vote of the holders of a plurality of the shares of Common Stock represented and entitled to vote at the Annual Meeting at which a Quorum is present. Shareholders may (i) vote "for" each nominee, or (ii) "withhold authority" to vote for any nominee, or (iii) "withhold authority" to vote for all nominees. If a Quorum is present, a vote to "withhold authority" and a broker non-vote will have no effect on the outcome of the election of directors. The three nominees receiving the most votes will be elected to serve as the Class I Directors for a three-year term.

*(5) Internet and Telephone Voting.* Shareholders of record can simplify their voting and reduce our costs by voting their shares via the Internet or by telephone. Shareholders may submit their proxy voting instructions via the Internet by accessing the website identified on the enclosed proxy card and following instructions on the website. Shareholders who choose to submit their proxy voting instructions by telephone should call the phone number identified on the enclosed proxy card and follow the prompts. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to vote their shares, and to confirm that their instructions have been properly recorded. If your shares are held in the name of a bank or broker, the availability of Internet and telephone voting will depend on the voting processes of the applicable bank or broker; therefore, it is recommended that you follow the voting instructions on the form you receive. If you do not choose to vote via the Internet or by telephone, please date, sign, and return the proxy card.

*(6) Default Voting.* When a proxy is timely executed and not revoked, the shares represented by the proxy will be voted in accordance with the instructions indicated in the proxy. IF NO INSTRUCTIONS ARE INDICATED, HOWEVER, PROXIES WILL BE VOTED "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED IN THE PROPOSAL.

The Board of Directors is not presently aware of any business to be presented for a vote at the Annual Meeting other than the proposal noted above. If any other matter properly comes before the meeting, the proxy holders will vote as recommended by the Board or, if no recommendation is made, in their own discretion.

*(7) Revocation of a Proxy.* A shareholder's submission of a proxy via the Internet, by telephone, or by mail does not affect the shareholder's right to attend in person. A shareholder who has given a proxy may revoke it at any time prior to its being voted at the Annual Meeting by (i) delivering written notice of revocation to our Corporate Secretary, Suellyn P. Tornay, at our address listed on the first page of this proxy statement, (ii) properly submitting to us a duly executed proxy card bearing a later date, (iii) voting via the Internet or by telephone at a later date, or (iv) appearing at the Annual Meeting and voting in person; provided, however, that no such revocation under clause (i) or (ii) shall be effective until written notice of revocation or a later dated proxy card is received by the Corporate Secretary at or before the Annual Meeting, and no such revocation under clause (iii) shall be effective unless received on or before 1:00 a.m. Central Time on September 26, 2007.

*(8) Adjourned Meeting.* If a Quorum is not present, the Annual Meeting may be adjourned by the holders of a majority of the shares of Common Stock represented at the Annual Meeting. The Annual Meeting may be rescheduled at the time of the adjournment with no further notice of the reconvened meeting if the date, time and place of the reconvened meeting are announced at the adjourned meeting before its adjournment; provided, however, that if a new record date is or must be fixed, notice of the reconvened meeting must be given to the shareholders of record as of the new record date. An adjournment will have no effect on the business to be conducted at the meeting.

## ELECTION OF DIRECTORS; NOMINEES

Our Bylaws provide that the number of directors constituting the Board of Directors shall be not less than two nor more than twelve, as determined from time to time by resolution of the shareholders or of the Board of Directors. Our Board of Directors has adopted a resolution that the Board should have nine members. The Board of Directors currently consists of nine members, who are divided into three classes, with the term of office of each class ending in successive years. Each class of directors serves staggered three-year terms.

Three directors, Edwin H. Burba, Raymond L. Killian, and Ruth Ann Marshall have been nominated for election at the Annual Meeting. Edwin H. Burba and Raymond L. Killian are members of Class I, and each of their terms expires at the Annual Meeting. Ruth Ann Marshall was elected in 2006 in Class III for a three-year term. At the time of her election, there were ten members on the Board, three members in each of Class I and Class II and four members in Class III. Mr. Betty, a member of Class I, died in January of 2007. As a result, Class I had only two remaining members, Class II had three members, and Class III had four members. Consequently, Ms. Marshall has been nominated for election again this year in Class I in order to ensure that the three classes are of equal size. The Class I Directors will be elected to hold office until the 2010 annual meeting of shareholders, or until their respective successors have been duly elected and qualified, or until their respective earlier resignation, retirement, disqualification, removal from office or death. In the event that any of the nominees is unable to serve (which is not anticipated), the persons designated as proxies will cast votes for such other person(s) as they may select.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL OF THE NOMINEES FOR DIRECTOR.**

The affirmative vote of the holders of a plurality of the shares of Common Stock represented and entitled to vote at the Annual Meeting at which a quorum is present is required for the election of each of the nominees. If a choice is specified on the proxy card by a shareholder, the shares will be voted as specified. If no specification is made, the shares will be voted "FOR" each of the three nominees.

## A. Certain Information Concerning the Nominees and Directors

The following table sets forth the names of the nominees and the directors continuing in office, their ages, the month and year in which they first became directors of the Company, their positions with the Company, their principal occupations and employers for at least the past five years, any other directorships held by them in companies that are subject to the reporting requirements of the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940, as well as additional information. There is no family relationship between any of our executive officers or directors. There are no arrangements or understandings between any of our directors and any other person pursuant to which any of them was elected as a director, other than arrangements or understandings with the directors solely in their capacities as such. For information concerning membership on committees of the Board of Directors, see "Other Information about the Board and its Committees" below.

### NOMINEES FOR DIRECTOR
### Class I
### Term Expiring Annual Meeting 2007

| | Name and Age | Month and Year First Became Director, Positions with the Company, Principal Occupations During at Least the Past Five Years, and Other Directorships |
|---|---|---|
|  | Edwin H. Burba, Jr. (70) | Director of the Company (since February 2001)<br>National Security Leadership and Business Consultant (since 1993); Commander in Chief, Forces Command, United States Army (1989-1993); Commanding General, Combined Field Army of the Republic of Korea and United States (1988-1989). |
|  | Raymond L. Killian (70) | Director of the Company (since September 2003)<br>Chairman Emeritus, Investment Technology Group, Inc. (since March 2007) (1); Chairman, Investment Technology Group, Inc. (1997-2007); President and Chief Executive Officer, Investment Technology Group, Inc. (1995-2002 and 2004-2007); Executive Vice President, Jefferies Group, Inc. (1985-1995); Vice President, Institutional Sales, Goldman Sachs & Co. (1982-1985); Director, Voice Automation, Inc. and Partner, High Street Equity Advisors. |
|  | Ruth Ann Marshall (53) | Director of the Company (since September 2006)<br>President, Americas for MasterCard International (2000-2006) (2); Senior Executive Vice President, Concord, EFS (1995-1999); Director, American Standard Companies, Inc., Pella Corporation, and ConAgra, Inc. |

(1) Specialized agency brokerage and technology firm.
(2) A global payment solutions company.

## MEMBERS OF THE BOARD OF DIRECTORS CONTINUING IN OFFICE

### Class II

### Term Expiring Annual Meeting 2008

| | Name and Age | Month and Year First Became Director, Positions with the Company, Principal Occupations During at Least the Past Five Years, and Other Directorships |
|---|---|---|
|  | Paul R. Garcia (55) | Chairman of the Board of the Company (since October 2002); Director, President and Chief Executive Officer of the Company (since February 2001); Chief Executive Officer of NDC eCommerce, a division of National Data Corporation (July 1999—January 2001); President and Chief Executive Officer of Productivity Point International (March 1997—September 1998); Group President of First Data Card Services (1995—1997); Chief Executive Officer of National Bancard Corporation (NaBANCO) (1989—1995). |
|  | Gerald J. Wilkins (49) | Director of the Company (since November 2002)<br>Chief Financial Officer, Habitat for Humanity International (since August 2007) (1); President, WJG Consulting, Inc. (2003-2007) (2); Executive Vice President and Chief Financial Officer of AFC Enterprises, Inc. (2000-2003) (3); Chief Financial Officer of AFC Enterprises, Inc. (1995-2000); Vice President, International Business Planning, KFC International (1993-1995). |
|  | Michael W. Trapp (67) | Director of the Company (since July 2003)<br>President, Sands Partners, Inc. (since 2000) (4); Managing Partner, Southeast area, Ernst & Young LLP (1993-2000); Director, The Ann Taylor Stores Corporation. |

(1) Nonprofit housing ministry.
(2) Independent consulting firm.
(3) Franchisor and operator of quick-service restaurants.
(4) Investment business.

## Class III
## Term Expiring Annual Meeting 2009

| | Name and Age | Month and Year First Became Director, Positions with the Company, Principal Occupations During at Least the Past Five Years, and Other Directorships |
|---|---|---|
|  | Alex W. Hart (67) | Director of the Company (since February 2001)<br>Business Consultant (since October 1997); Chief Executive Officer of Advanta Corporation (1995-1997); Executive Vice Chairman of Advanta Corporation (1994); President and Chief Executive Officer of MasterCard International (1988-1994); Director, Fair Isaac Corporation and VeriFone, Inc.; Chairman of the Board and Director, Silicon Valley Bancshares. |
|  | William I Jacobs (65) | Director of the Company (since February 2001)<br>Business Advisor (since August 2002); Managing Director and Chief Financial Officer of The New Power Company (2000-2002) (1); Senior Executive Vice President, Strategic Ventures for MasterCard International (1999-2000); Executive Vice President, Global Resources for MasterCard International (1995-1999); Executive Vice President, Chief Operating Officer, Financial Security Assurance, Inc. (1984-1994); Director, Alpharma Inc., Investment Technology Group, Inc., and Asset Acceptance Capital Corp. |
|  | Alan M. Silberstein (59) | Director of the Company (since September 2003)<br>President, Allston Associates LLP (previously Silco Associates Inc.) (since October 2004) (2); President and Chief Operating Officer, Debt Resolve, Inc. (2003-2004) (3); President and Chief Executive Officer, Western Union (2000-2001); Chairman and Chief Executive Officer, Claim Services, Travelers Property Casualty Insurance (1996-1997); Executive Vice President, Retail Banking, Midlantic Corporation (1992-1995); Director, Debt Resolve, Inc. and Capital Access Network, Inc. |

(1) National residential and small business energy provider.
(2) Management services firm.
(3) Provider of online collections services.

**B. Other Information about the Board and its Committees**

*(1) Meetings.* During the fiscal year ended May 31, 2007 (the 2007 fiscal year), our Board of Directors held six meetings. All directors attended 75% or more of the combined total of the Board of Directors meetings and meetings of the committees on which they served during the period for which the respective director served on the Board of Directors or the applicable committee.

*(2) Fiscal Year 2007 Director Compensation.* The following table reflects the compensation payable to the outside directors of the Company. Since we do not offer any non-equity incentive plan compensation or any pension benefits to our directors, and there was no other compensation to be disclosed, columns (e), (f), and (g) have been eliminated.

DIRECTOR COMPENSATION

| Name<br>(a) | Fees Earned or Paid in Cash ($)<br>(b) | Stock Awards ($)(1)<br>(c) | Option Awards ($)(2)<br>(d) | Total<br>(h) |
|---|---|---|---|---|
| Charles G. Betty | $37,000 | $25,000 | $135,193 | $197,193 |
| Edwin H. Burba | $46,000 | $25,000 | $ 55,083 | $126,083 |
| Paul R. Garcia (3) | — | — | — | — |
| Alex W. Hart | $49,000 | $25,000 | $ 54,404 | $128,404 |
| William I Jacobs | $75,000 | $50,000 | $ 55,083 | $180,083 |
| Raymond L. Killian | $41,000 | $25,000 | $ 48,715 | $114,715 |
| Ruth Ann Marshall | $38,000 | $25,000 | $ 10,095 | $ 73,095 |
| Alan M. Silberstein | $43,500 | $25,000 | $ 48,715 | $117,215 |
| Michael W. Trapp | $60,500 | $25,000 | $ 49,164 | $134,664 |
| Gerald J. Wilkins | $43,500 | $25,000 | $ 50,005 | $118,505 |

(1) The amount shown in this column is the number of shares received multiplied by the value of the stock on the date of the grant. Additional details are set forth in the section entitled "*Compensation Policy*" below.

(2) The amounts shown in this column reflect stock option awards granted in fiscal year 2007 and in prior years. The amounts are valued based on the amounts recognized for financial statement reporting purposes for option awards during fiscal year 2007 related to service-based vesting conditions pursuant to FAS 123R, except that, in accordance with rules of the SEC, any estimate for forfeitures is excluded from, and does not reduce, such amounts. See Note 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2007 for a discussion of the relevant assumptions used in calculating these amounts pursuant to FAS 123R. Additional details regarding the grant are set forth in the section entitled "*Amended and Restated 2000 Non-Employee Director Stock Option Plan.*"

(3) Mr. Garcia is a member of the Board of Directors and is also an employee of the Company and does not receive any additional compensation for his role as a director.

*(3) Compensation Policy.* We have a policy regarding the compensation of directors, which provides that a non-employee director who serves as the lead director is compensated at a rate of $60,000 per year in cash and receives shares of the Company's stock worth $50,000. A non-employee director who serves as the chairperson of the audit committee receives $40,000 in cash and stock worth $25,000. A non-employee director who serves as a chairperson of any other committee receives $35,000 in cash and stock worth $25,000. Each other non-employee director receives an annual retainer of $30,000 in cash and shares of stock worth $25,000. All Company stock issued pursuant to the director compensation policy is valued at the then-prevailing market price and is issued under our Amended and Restated 2005 Incentive Plan. Pursuant to the foregoing policy, Mr. Jacobs received 1,284 shares of stock, and each of the other non-employee directors received 640 shares of stock. Such stock is issued and cash is paid on the business day following each annual meeting of shareholders. By paying part of the annual consideration in stock, we believe that this encourages ownership of our stock by our directors.

In addition, all non-employee directors received $1,500 per Board meeting attended, except for the lead director who received $2,500 per Board meeting. Non-employee directors who served on a committee received $1,500 per committee meeting, while the chairperson of such committee received $2,500 per committee meeting. Telephonic meetings and telephonic participation are compensated at $1,000 per meeting. We do not compensate a director who is also an employee of the Company for his or her services as a director. Directors were also compensated for their out-of-pocket expenses incurred in connection with attendance at Board and committee meetings. One of the Board meetings was held in the Company's Toronto office. The spouses of the Board members were invited to attend, and we paid or reimbursed the directors for the applicable out-of-pocket expenses incurred.

*(4) Amended and Restated 2000 Non-Employee Director Stock Option Plan.* We maintain the Amended and Restated 2000 Non-Employee Director Stock Option Plan (the "2000 Director Plan"), which provides for the grant to each of our non-employee directors of an option to purchase shares of Common Stock having a valuation according to the Black-Scholes option pricing model of $60,000. The purpose of the 2000 Director Plan is to advance the interests of the Company by encouraging ownership of our Common Stock by non-employee directors, thereby giving such directors an increased incentive to devote their efforts to our success. The options are granted to non-employee directors upon election or appointment to the Board and on the business day following each annual meeting of shareholders.. Option grants under the 2000 Director Plan are pro-rated for partial years of service. All options granted in fiscal year 2007 under the 2000 Director Plan will become exercisable as to 25% of the shares after the first year, 25% after the second year, 25% after the third year, and 25% after the fourth year of service from the grant date, except that such options will become fully exercisable upon the death, disability or retirement of the grantee, or upon the grantee's failure to be re-nominated or re-elected as a director. Upon a grantee's termination as a director for any reason, the options held by such person under the 2000 Director Plan will remain exercisable for five years or until the earlier expiration of the option. The exercise price for each option granted under the 2000 Director Plan will be the fair market value of the shares of Common Stock subject to the option on the date of the grant. Each option granted under the 2000 Director Plan will, to the extent not previously exercised, terminate and expire on the date which is 10 years after the grant date of the option unless the 2000 Director Plan provides for earlier termination. During the fiscal year ended May 31, 2007, the nine non-employee directors received a stock option grant for the purchase of 4,370 shares of the Company's Common Stock at an exercise price of $38.94 per share.

*(5) Outstanding Options for Directors.* The following table reflects the outstanding options (vested and unvested) for each non-employee director as of May 31, 2007. The value is calculated by multiplying the number of options outstanding by the difference between the value of our stock on May 31, 2007, which was $40.04, and the exercise price of the option.

| Non-employee Directors | Options Outstanding as of May 31, 2007 (includes vested and unvested) | Value as of May 31, 2007 (includes vested and unvested) |
|---|---|---|
| Edwin H. Burba | 49,660 | $1,041,119 |
| Alex W. Hart | 33,920 | $ 592,099 |
| William I Jacobs | 49,660 | $1,041,119 |
| Raymond L. Killian | 20,538 | $ 250,086 |
| Ruth Ann Marshall | 4,370 | $ 4,807 |
| Alan M. Silberstein | 20,538 | $ 250,086 |
| Michael W. Trapp | 21,764 | $ 278,352 |
| Gerald J. Wilkins | 22,662 | $ 303,887 |

*(6) Lead Director.* The lead director's duties generally include serving as the chairperson for all executive sessions of the non-management directors and communicating to the Chief Executive Officer the results of non-management executive Board sessions. Mr. Jacobs serves as our lead director. Any interested party may contact the lead director by directing such communications to him at our address (10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473). Any such correspondence received by us will be forwarded to Mr. Jacobs.

*(7) Director Independence.* Each year the Board of Directors undertakes a review of director independence based on the standards for director independence included in the New York Stock Exchange corporate governance rules. The Board considers whether or not there existed any relationships and transactions during the past three years between each director or any member of his or her immediate family, on the one hand, and the Company and its subsidiaries and affiliates, on the other hand. The purpose of the review was to determine whether or not any such relationships and transactions existed and, if so, whether any such relationships or transactions were inconsistent with a determination that the director is independent. In fiscal year 2007, there were no such relationships or transactions between the non-employee directors and the Company to review and, as a result, the Board of Directors has determined that all of the directors, except Mr. Garcia (who serves as the Company's President and Chief Executive Officer), are independent of the Company and its management. Mr. Betty, who served on the Board until his death in January 2007, was also an independent director.

*(8) Committees.* Our Board of Directors has a separately-designated Audit Committee, a Compensation Committee, and a Governance and Nominating Committee. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board of Directors has determined that all members of the three committees satisfy the independence requirements of the SEC and the New York Stock Exchange. Each of the committee charters and our corporate governance guidelines are available on our website (*www.globalpaymentsinc.com*), and will be provided free of charge, upon written request of any shareholder addressed to Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations. Certain information regarding the functions of the Board's committees and their present membership is provided below.

*(9) Audit Committee.* As of the end of fiscal year 2007, the members of the Audit Committee were Mr. Trapp (Chairperson), Mr. Wilkins, and Mr. Silberstein. Mr. Betty served on such committee until his death in January of 2007. The Audit Committee operates under a written charter adopted by the Board of Directors which is available on our website (*www.globalpaymentsinc.com*). The Audit Committee annually reviews a report by the independent auditors describing the firm's internal quality control procedures; reviews the scope, plan and results of the annual audit of the financial statements by our independent auditors; reviews the scope, plan and results of the internal audit program; reviews the nature and extent of non-audit professional services performed by the independent auditors; and annually recommends to the Board of Directors the firm of independent public accountants to be selected as our independent auditors for the next fiscal year. During fiscal year 2007, the Audit Committee held four meetings, each of which was separate from regular Board meetings.

*(10) Audit Committee Financial Expert.* The Board of Directors has determined that the chairman of the Audit Committee, Mr. Trapp, is an audit committee financial expert and is independent as independence for audit committee members is defined under the rules established by the SEC and the New York Stock Exchange.

*(11) Compensation Committee.* As of the end of fiscal year 2007, the members of the Compensation Committee were General Burba (Chairperson), Mr. Hart, Mr. Jacobs, and Mr. Killian. The Committee operates under a written charter which is available on our website (*www.globalpaymentsinc.com*). This committee reviews levels of compensation, benefits, and performance criteria for our executive officers and administers the Amended and Restated 2000 Long Term Incentive Plan, the 2000 Employee Stock Purchase Plan, the 2000 Director Plan, and the Amended and Restated 2005 Incentive Plan. The Compensation Committee charter allows the Committee to delegate certain matters within its authority to individuals, and the Committee may form and delegate authority to subcommittees as appropriate. In addition, the Committee has the authority under its charter to retain outside advisors to assist the Committee in the performance of its duties, and for fiscal year 2007 the Committee retained the services of Hewitt Associates, an independent compensation consulting firm. The Compensation Discussion and Analysis section of this proxy describes our processes and procedures for the consideration and determination of executive compensation, including the role of the executive officers in determining compensation, and describes the role of Hewitt in more detail.

During fiscal year 2007, the Compensation Committee also hired Hewitt to assist with a review of the director compensation for fiscal year 2008. The Compensation Committee, with Hewitt's assistance, made recommendations to the full Board, which was approved and will take effect on September 27, 2007 and will remain in effect for three years. The executives have no role in determining Board compensation. During fiscal year 2007, the Compensation Committee held one meeting, which was separate from a regular Board meeting.

*(12) Compensation Committee Interlocks and Insider Participation.* None of the members of the Compensation Committee has ever served as an officer or an employee of the Company or any of its subsidiaries.

*(13) Governance and Nominating Committee.* As of the end of fiscal year 2007, the members of the Governance and Nominating Committee were Mr. Hart (Chairperson), General Burba, Mr. Jacobs, and Ms. Marshall. Mr. Betty served on such committee until his death in January of 2007. The Committee operates under a formal charter which is available on our website (*www.globalpaymentsinc.com*). This committee is responsible for developing and recommending to the Board of Directors a set of corporate governance principles applicable to us, determining the structure of the Board and its committees, and for identifying, nominating, proposing, and qualifying nominees for open seats on the Board of Directors, based primarily on the following criteria:

- Experience as a member of senior management or director of a significant business corporation, educational institution, or not-for-profit organization;
- Particular skills or experience that enhances the overall composition of the Board of Directors;
- Serves on no more than five other publicly-held corporation boards of directors; and
- Serves on no more than three other audit committees of boards of directors of publicly-held corporations.

In evaluating nominees, the Committee will also take into account the consideration that members of the Board of Directors should collectively possess a broad range of skills, expertise, industry knowledge and other knowledge, business experience and other experience useful to the effective oversight of our business.

The Governance and Nominating Committee does not consider or accept nominees to the Board of Directors nominated by shareholders. The Governance and Nominating Committee considers candidates for director who are recommended by other members of the Board of Directors and by management, as well as those identified by any outside consultants retained by the committee to assist in identifying possible candidates.

Members of the Governance and Nominating Committee must discuss and evaluate possible candidates prior to recommending them to the Board. This committee had one formal meeting during fiscal year 2007, and such meeting was separate from a regular Board meeting.

*(14) Communications from Security Holders.* Any security holder may contact any member of the Board of Directors by directing such communication to such Board member at our address (10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473). Any such correspondence received by us shall be forwarded to the applicable Board member.

*(15) Attendance at Annual Meeting.* All directors are expected to attend our annual meeting of shareholders. On the date of the fiscal year 2006 annual shareholder meeting, there were ten members on our Board of Directors, and all ten members were present at the meeting.

## CERTAIN INFORMATION CONCERNING THE EXECUTIVE OFFICERS

The following table sets forth the names of our executive officers, their ages, their positions with the Company, and their principal occupations and employers for at least the past five years. There are no arrangements or understandings between any of our executive officers and any other person pursuant to which any of them was elected an officer, other than arrangements or understandings with our officers acting solely in their capacities as such. Our executive officers serve at the pleasure of our Board of Directors.

| Name | Age | Current Position(s) | Position with Global Payments and Other Principal Business Affiliations |
|---|---|---|---|
| Paul R. Garcia .......... | 55 | Chairman of the Board of Directors, President and Chief Executive Officer | Chairman of the Board of Directors of the Company (since October 2002); President and Chief Executive Officer of the Company (since September 2000); Chief Executive Officer of NDC eCommerce (July 1999–January 2001); President and Chief Executive Officer of Productivity Point International (March 1997–September 1998); Group President of First Data Card Services (1995–1997); Chief Executive Officer of National Bancard Corporation (NaBANCO) (1989–1995). |
| James G. Kelly ......... | 45 | Senior Executive Vice President and Chief Operating Officer | Senior Executive Vice President (since April 2004) and Chief Operating Officer (since October 2005) of the Company; Chief Financial Officer of the Company (February 2001-October 2005), Chief Financial Officer of NDC eCommerce (April 2000–January 2001); Managing Director, Alvarez & Marsal (March 1996–April 2000); Director, Alvarez & Marsal (1992–1996) and Associate, Alvarez & Marsal (1990–1992); and Manager, Ernst & Young's mergers and acquisitions/audit groups (1989–1990). |
| Joseph C. Hyde ......... | 33 | Executive Vice President and Chief Financial Officer | Executive Vice President and Chief Financial Officer (since October 2005) of the Company; Senior Vice President of Finance of the Company (December 2001–October 2005); Vice President of Finance of the Company (February 2001–December 2001); Vice President of Finance of NDC eCommerce (June 2000–January 2001). |
| Martin A. Picciano ...... | 41 | Senior Vice President and Chief Accounting Officer | Senior Vice President of Accounting (since June 2004) and Chief Accounting Officer (since October 2005) of the Company; Vice President and Controller of the Company (February 2001–May 2004); Assistant Controller of National Data Corporation (September 1996–January 2001). |

| Name | Age | Current Position(s) | Position with Global Payments and Other Principal Business Affiliations |
|---|---|---|---|
| Suellyn P. Tornay ....... | 46 | Executive Vice President and General Counsel | Executive Vice President (since June 2004) and General Counsel for the Company (since February 2001); Interim General Counsel for NDCHealth (1999–2001); Group General Counsel, eCommerce Division of NDCHealth (1996–1999); Senior Attorney, eCommerce Division of NDCHealth (1987–1995); Associate at Powell, Goldstein, Frazer, & Murphy (1985–1987). |
| Carl J. Williams ........ | 55 | President–World-Wide Payment Processing | President–World-Wide Payment Processing of the Company (since March 2004); President and CEO of Baikal Group, LLC (March 2002–February 2004) (1); President of Spherion Assessment Group, a business unit of Spherion Inc. (NYSE: SFN) (May 1996–February 2002); Chairman and CEO of HR Easy, Inc., (acquired by Spherion Inc.) (1996–1998); Executive Vice President—National Processing Corporation, President of the Merchant Services Division (NYSE:NAP) (1992–1996); President & CEO of JBS, Inc. (1981–1992) (acquired by National Processing Corporation). |
| Raul Limon Cortes ...... | 49 | President—DolEx Dollar Express | President and CEO—DolEx Dollar Express (since 1996) (2); President and COO—IXE Brokerage Firm (1995–1996); Executive Vice President—IXE Financial Group (1993–1995); President & CEO—Consultoria Internacional Casa de Cambio (1991–1993); President & CEO—Consultoria Intra (1989–1991) Executive Vice President—Operadora de Bolsa, S.A. de C.V.(1989); President—Consultoria Internacional Casa de Cambio (1983–1989); Vice President of International Treasury—Banca Serfin, S.N.C (1981–1983). |
| Morgan M. Schuessler ... | 37 | Executive Vice President, Human Resources and Corporate Communications | Executive Vice President, Human Resources and Corporate Communications of the Company (since June 2007); Senior Vice President, Human Resources and Corporate Communications of the Company (June 2006–June 2007); Senior Vice President, Marketing and Corporate Communications of the Company (October 2005–June 2006); Vice President, Marketing of the Company (February 2005–October 2005); Vice President, Global Purchasing Solutions of American Express Company (February 2002–February 2005). (3) |

(1) Management consulting services.
(2) Consumer money transfer company and subsidiary of the Company.
(3) A global payments network and travel company.

## COMMON STOCK OWNERSHIP OF MANAGEMENT

The following table sets forth information as of August 10, 2007, with respect to the beneficial ownership of the Company's Common Stock by the nominees to the Board, by the directors of the Company, by each of the persons named in the Summary Compensation Table, and by the 16 persons, as a group, who were directors and/or executive officers of the Company on August 10, 2007.

Except as explained in the footnotes below, the named persons have sole voting and investment power with regard to the shares shown as beneficially owned by them.

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class (1) |
|---|---|---|
| Paul R. Garcia | 1,110,361(2) | 1.3% |
| Edwin H. Burba, Jr. | 41,288(3) | * |
| Alex W. Hart | 33,422(4) | * |
| William I. Jacobs | 64,150(5) | * |
| Raymond L. Killian, Jr. | 15,504(6) | * |
| Ruth Ann Marshall | 1,733(7) | * |
| Alan M. Silberstein | 15,504(6) | * |
| Michael W. Trapp | 16,600(8) | * |
| Gerald J. Wilkins | 14,474(6) | * |
| Joseph C. Hyde | 80,054(9) | * |
| James G. Kelly | 474,350(10) | * |
| Carl J. Williams | 84,147(11) | * |
| Suellyn P. Tornay | 98,777(12) | * |
| Kevin J. Schultz | 0 | * |
| All Directors and Executive Officers as a group | 2,554,779(13) | 3.15% |

* Less than one percent.

(1) The percentage calculations are based on 81,062,112 shares of Common Stock outstanding on August 10, 2007.

(2) This amount includes 24,574 shares of restricted stock over which Mr. Garcia currently has sole voting power and includes options to purchase 833,116 shares which are currently exercisable or will become exercisable within 60 days.

(3) This amount includes options to purchase 38,522 shares which are currently exercisable or will become exercisable within 60 days.

(4) This amount includes options to purchase 22,782 shares which are currently exercisable or will become exercisable within 60 days.

(5) This amount includes options to purchase 38,522 shares which are currently exercisable or will become exercisable within 60 days. This amount also includes 21,646 shares held by a grantor retained annuity trust of which Mr. Jacobs is the trustee and has the sole right to receive annuity payments.

(6) This amount includes options to purchase 12,028 shares which are currently exercisable or will become exercisable within 60 days.

(7) This amount includes options to purchase 1,093 shares which are currently exercisable or will become exercisable within 60 days.

(8) This amount includes options to purchase 12,886 shares which are currently exercisable or will become exercisable within 60 days.

(9) This amount includes 4,915 shares of restricted stock over which Mr. Hyde has sole voting power and options to purchase 58,250 shares which are currently exercisable or will become exercisable within 60 days.

(10) This amount includes 8,191 shares of restricted stock over which Mr. Kelly currently has sole voting power and options to purchase 349,892 shares which are currently exercisable or will become exercisable within 60 days.

(11) This amount includes 19,886 shares of restricted stock over which Mr. Williams currently has sole voting power and options to purchase 53,750 shares which are currently exercisable or will become exercisable within 60 days.

(12) This amount includes 3,277 shares of restricted stock over which Ms. Tornay currently has sole voting power and options to purchase 80,002 shares which are currently exercisable or will become exercisable within 60 days.

(13) This amount includes 1,690,122 options which are currently exercisable or will become exercisable within 60 days.

## COMMON STOCK OWNERSHIP BY CERTAIN OTHER PERSONS

The following table sets forth information as of the date indicated with respect to the only persons who are known by the Company to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class on Filing Date of 13G |
|---|---|---|
| T. Rowe Price Associates, Inc. (1) .............. 100 East Pratt Street Baltimore, Maryland 21202 | 8,190,262 | 10.1% |
| EARNEST Partners, LLC (2) .................. 75 Fourteenth Street Suite 2300 Atlanta, Georgia 30309 | 7,112,284 | 8.9% |

(1) This information is contained in a Schedule 13G filed by T. Rowe Price Associates, Inc. with the Securities and Exchange Commission on April 10, 2007. T. Rowe Price Associates, Inc. reports sole dispositive power of all shares listed above and sole voting power for 1,816,490 shares.

(2) This information is contained in a Schedule 13G filed by EARNEST Partners, LLC with the Securities and Exchange Commission on February 12, 2007. EARNEST Partners, LLC reports sole dispositive power of all shares listed above, sole voting power for 2,307,291 shares, and shared voting power for 2,069,993 shares.

## COMPENSATION AND OTHER BENEFITS: COMPENSATION DISCUSSION AND ANALYSIS

### A. Introduction

In the paragraphs that follow, we will give an overview and analysis of our compensation program and policies, the material compensation decisions we have made under those programs and policies, and the material factors that we considered in making those decisions. Following this section, you will find a series of tables containing specific information about the compensation earned or paid in fiscal year 2007 to the following individuals, to whom we refer as our "Named Executive Officers" for the purposes of this proxy.

Paul R. Garcia—Chairman, President, and Chief Executive Officer

Joseph C. Hyde—Executive Vice President and Chief Financial Officer

James G. Kelly—Senior Executive Vice President and Chief Operating Officer

Carl J. Williams—President—World-wide Payment Processing

Suellyn P. Tornay—Executive Vice President and General Counsel

The discussion below is intended to help you understand the detailed information provided in those tables and put that information into context within our overall compensation program.

### B. Objectives of Compensation Policies

We design our compensation program with a view to retaining and attracting executive leadership of a caliber and level of experience necessary to effectively manage our complex, global businesses. Our objective is to have a compensation program that will allow us to:

- Support the financial and business objectives of the organization
- Attract, motivate, and retain highly qualified executives
- Create an environment where high performance is expected and rewarded
- Deliver an externally competitive total compensation structure
- Allow flexibility in the design and administration to support aggressive growth initiatives
- Align the interests of our executives with our shareholders

In order to do this effectively, our program must:

- Provide our executives with total compensation opportunities at levels that are competitive for comparable positions
- Provide variable, at-risk incentive awards opportunities that are only payable if specific goals are achieved
- Provide significant upside opportunities for exceptional performance
- Closely align our executives' interests with those of our shareholders by making stock-based incentives a core element of our executives' compensation

Opportunities for at-risk compensation are market-based, while actual payments are performance-based. The target levels of the program are based on competitive market data. The amount that is paid to an executive considers company and individual performance. This policy results in actual compensation that is appropriate given our level of performance.

### C. Role of Hewitt Associates

The Compensation Committee retained an independent compensation consultant from Hewitt Associates. The consultant reports directly to the Compensation Committee. She advises the Compensation Committee on current and future trends and issues in executive compensation and on the competitiveness of the compensation structure and levels of our executives, including the Named Executive Officers. At the request of the Committee and to provide context for the Committee's compensation decisions made for fiscal year 2007, Hewitt performed the following services for the Committee late in fiscal year 2006:

- Market review and analysis for the Named Executive Officers and for other executives whose compensation is determined by the Compensation Committee
- Assistance with long term incentive design
- Two pay-for-performance analyses
- Dilution analysis
- Tally sheets for Mr. Garcia and Mr. Kelly
- Review of the Company's employment agreements
- Review of director compensation pay

### D. Market Data

We consider the compensation levels, programs, and practices of certain other companies to assist us in setting our executive compensation so that it is market competitive. In fiscal year 2007, the following peer group was utilized for this purpose. All of the companies in the peer group are in the transaction processing or the data services business.

| | | |
|---|---|---|
| Acxiom | Earthlink | Moody's |
| Alliance Data | eFunds | Moneygram |
| CheckFree | Equifax | NCO Group |
| ChoicePoint | Fair Isaac | Paychex |
| Convergys | First Data | TSYS |
| CSG Systems | | |

The Compensation Committee annually reviews and updates the list of companies comprising the peer group to assure we have the right marketplace focus.

Before the Compensation Committee met in executive session to set fiscal year 2007 compensation, the independent consultant collected and analyzed comprehensive market data for its use. The consultant presented size-adjusted market values for base salary, short term incentives, and long term incentives, using peer group proxy data as the primary data source and supplementing it as necessary with general industry information from Hewitt's proprietary executive compensation database. The results of the analysis were that fiscal year 2006 total compensation for our Named Executive Officers (at target performance levels) fell within a ten percent range of the size-adjusted $50^{th}$ percentile of the market for similar jobs, except for Mr. Hyde. Mr. Hyde's total targeted compensation was 17% below the median for his position. As a result, the Compensation Committee increased both his base pay and long term incentive award to bring his fiscal year 2007 total compensation more in line with targeted market levels.

### E. How Decisions Are Made and the Role of Executive Officers

Our Chief Executive Officer (Paul R. Garcia), with the assistance of our human resources department, develops compensation recommendations for the executive officers (other than himself) based upon market data supplied by the independent consultant, the Company's performance relative to goals approved by the Compensation Committee, individual performance versus personal objectives, and individual contributions to the Company's performance. Mr. Garcia is not involved in determining his own compensation. The Compensation Committee reviews and approves all compensation elements for the executive officers and sets the compensation of the CEO, after receiving advice from the independent consultant.

**F. Overview of Executive Compensation Program Elements**

The following elements comprise our compensation program for executives:

- base salary;
- short term incentives;
- long term incentives;
- retirement benefits; and
- other benefits, such as certain limited perquisites.

The Compensation Committee does not have a policy with regard to the allocation among the major elements of compensation, including base salary, short term incentives, and long term incentives.

*(1) Base Salary.* Base salary provides our executive officers with a level of compensation consistent with their skills, responsibilities, experience and performance in relation to comparable positions in the marketplace. Base salary is the one fixed component of our executives' compensation. The Compensation Committee reviews the base salaries of our executive officers annually. Prior to fiscal year 2007, both Ms. Tornay and Mr. Hyde fell more than ten percent below the median of the market. As a result, each received base salary increases of 15.4% and 7.7%, respectively, for fiscal year 2007. The other Named Executive Officers received increases of between 4% and 5%.

Recommendations for fiscal year 2007 were discussed and approved at the June 2006 Compensation Committee meeting. The Committee met in executive session to discuss the increase for Mr. Garcia and the other executives. Base salary increases for the executives are effective on June 1 of each year.

*(2) Short Term Incentives.* We provide our Named Executive Officers with short term incentives to motivate and reward them for the achievement of the Company's defined business goals and objectives and to reward individual performance. Our short term incentive program includes an annual performance plan and our commitment and accountability program.

(a) *Annual Performance Plan.* The annual performance plan provides an opportunity for executives to earn variable at-risk cash compensation. Each executive is assigned a target award opportunity, expressed as a percentage of base salary. The fiscal year 2007 target opportunities for our executive officers are between 9% and 14% lower than the market levels provided by the consultant. The target opportunity for each executive was as follows: Mr. Garcia—70% of his base salary or $546,000; Mr. Hyde—50% of his base salary or $175,000; Mr. Kelly—55% of his base salary or $264,000; Mr. Williams—50% of his base salary or $210,000; and Ms. Tornay—45% of her base salary or $135,000. The amount of the annual performance payment could range from zero to 164% of the target opportunity for each of the executives, which is further described in the paragraphs below.

For fiscal year 2007, there were three weighted components of the annual performance plan. There were two Company objectives, which included diluted earnings per share (EPS) and revenue goals, and a set of individual objectives that varied from person to person. The diluted EPS target was 40% of the award for Mr. Garcia and 30% for the other executives, and the revenue target was 20% of the award for all executives, including

Mr. Garcia. The individual goals represented 40% of Mr. Garcia's opportunity and 50% of the opportunity for the other executives. Mr. Garcia's relative weighting differed from that of the other executives because the Compensation Committee determined that a higher percentage of the CEO's opportunity should be tied to Company performance than to his individual objectives. The relative weighting is set forth in the chart below:

| | Diluted EPS | Revenue | Individual Goals |
|---|---|---|---|
| Mr. Garcia | 40% | 20% | 40% |
| Other Executives | 30% | 20% | 50% |

The three parts of the annual performance plan were calculated separately. The target opportunity was allocated among the three elements based upon the table above.

Depending upon the diluted EPS results, each executive could earn from zero to 200% of the target opportunity apportioned to the diluted EPS target. Depending upon the revenue results, each executive could earn from zero to 200% of the target opportunity apportioned to the revenue target. Depending upon the accomplishment of individual goals, Mr. Garcia could earn from zero to 110% of the target opportunity apportioned to the individual component and the other executives could earn from zero to 128% of the individual target opportunity. Actual payouts are determined in late July or early August following the completion of the applicable fiscal year. Once calculated, all bonus payments are rounded up to the next even $1,000 increment.

For example, if an executive (other than Mr. Garcia) made a base salary of $200,000 per year, and his target bonus was 50% of his base salary, his target bonus would be $100,000. Based upon the relative weighting set forth in the table above, the target bonus would be apportioned $30,000 for diluted EPS results (30%), $20,000 for revenue results (20%), and $50,000 for individual goals (50%). The executive's target diluted EPS payout was $30,000, so he could earn from zero to 200% (or from $0 to $60,000) for this portion of the bonus. The executive's target revenue bonus was $20,000, so he could earn from zero to 200% (or from $0 to $40,000) for this portion of the bonus. Finally, the executive's target bonus for individual goals was $50,000, so he could earn from zero to 128% (or from $0 to $64,000) for performance against individual goals.

*(i) Diluted EPS Payout*

The following table contains the range of diluted EPS goals for fiscal year 2007 and the applicable payout percentages. The diluted EPS goals exclude the impact of restructuring and other non-recurring charges. For clarity, the diluted EPS goals include the impact of our adoption of FAS 123R on June 1, 2006, which requires the recognition of stock option expenses.

| Degree of Performance Attainment | Diluted EPS | Percentage of target bonus apportioned to Diluted EPS results |
|---|---|---|
| Maximum | $1.79 | 200% |
| Target | $1.67 | 100% |
| Threshold | $1.55 | 50% |
| Below Threshold | Less than $1.55 | 0% |

The actual diluted EPS results for the Company for fiscal year 2007 was $1.77 (excluding the impact of restructuring and other non-recurring charges of $0.02). Using straight line interpolation, the payout was 183% of the target amount of the bonus apportioned to diluted EPS results. The diluted EPS performance resulted in the following payouts to the Named Executive Officers: Mr. Garcia—$400,327; Mr. Hyde—$96,233; Mr. Kelly—$145,174; Mr. Williams—$115,479; and Ms. Tornay—$74,237.

*(ii) Revenue Payout*

The following table contains the range of revenue goals for fiscal year 2007 and the applicable payout percentages.

| Degree of Performance Attainment | Revenue (millions) | Percentage of target bonus apportioned to Revenue |
|---|---|---|
| Maximum | $1,117 | 200% |
| Target | $1,084 | 100% |
| Threshold | $1,017 | 50% |
| Below Threshold | Less than $1,017 | 0% |

The actual revenue for the Company for fiscal year 2007 was $1,062 million (which represents an increase of 17% over fiscal year 2006). Using straight line interpolation, the payout was 83.21% of the target amount of the bonus apportioned to revenue results. The revenue performance resulted in the following payouts to the Named Executive Officers: Mr. Garcia—$90,871; Mr. Hyde—$29,125; Mr. Kelly—$43,938; Mr. Williams—$34,950; and Ms. Tornay—$22,468.

*(iii) Payout Based upon Individual Performance Objectives*

The last portion of the bonus payout was based upon individual performance objectives. Mr. Garcia could earn from zero to 110% and each of the other executives could earn from zero to 128% of the payout amount allocated to individual performance. Individual performance objectives are established annually in writing. The Compensation Committee and the Lead Director set the individual performance objectives for the CEO, and the CEO approves the individual objectives for the other executives. Examples of actual individual performance objectives for our Named Executive Officers for fiscal year 2007 included:

- financial objectives within the individual's business or functional area
- the development and execution of specific business strategies
- the completion of business development activities
- the timely implementation of technology projects
- the launch of new products
- changes and/or improvements to internal processes
- success of recruiting key employees
- items specific to the individual's professional development

This individual assessment promotes accountability for each executive's personal performance and helps differentiate our executives' compensation based on individual contributions. At the end of the year, the CEO reviews the performance of each Named Executive Officer (other than himself) against his or her objectives and makes a recommendation to the Compensation Committee regarding this portion of the bonus. The Lead Director and the Compensation Committee reviews Mr. Garcia's performance against his objectives and determines the amount payable. Based upon the performance against such objectives, the payouts were as follows: Mr. Garcia—$240,240; Mr. Hyde—$109,929; Mr. Kelly—$126,720; Mr. Williams—$134,400; and Ms. Tornay—$72,374.

*(iv) Summary of the Annual Performance Plan*

The following charts summarize what is explained above:

**For Mr. Garcia:**

| Degree of Performance Attainment | Diluted EPS Weighted 40% | Revenue Weighted 20% | Individual Goals Weighted 40% | Result |
|---|---|---|---|---|
| Maximum | 200% | 200% | 110% | 164% |
| Target | 100% | 100% | 100% | 100% |
| Threshold | 50% | 50% | 0% | 30% |
| Below Threshold | 0% | 0% | 0% | 0% |

**For the Executives (other than Mr. Garcia):**

| Degree of Performance Attainment | Diluted EPS Weighted 30% | Revenue Weighted 20% | Individual Goals Weighted 50% | Result |
|---|---|---|---|---|
| Maximum | 200% | 200% | 128% | 164% |
| Target | 100% | 100% | 100% | 100% |
| Threshold | 50% | 50% | 0% | 25% |
| Below Threshold | 0% | 0% | 0% | 0% |

(b) *Commitment and Accountability Awards.* In addition to the annual performance plan, the executives can earn discretionary bonuses pursuant to what we call our "commitment and accountability program." These bonuses are paid for specific accomplishments during the year that were not anticipated at the beginning of the year or were in addition to the executive's individual objectives. Examples of accomplishments included in this category were to reward extraordinary effort associated with (1) the closing of a complex, multi-national acquisition and (2) the negotiation and consummation of a long term renewal of a business relationship important to the Company. In 2007, the following discretionary bonuses were paid: Mr. Hyde—$25,000, Mr. Kelly—$35,000, and Ms. Tornay—$40,000.

*3. Long Term Incentive Program.* Each year the Company grants Long Term Incentive Awards, which we refer to as LTIs, to executives and other key employees throughout the Company. All LTI grants are made pursuant to our Amended and Restated 2005 Incentive Plan, the material terms of which were approved by our shareholders. All grants of LTIs to the Named Executive Officers are approved by the Compensation Committee. We believe the LTIs align the executives' interests with those of the shareholders by linking their compensation to the stock price.

We made our fiscal 2007 LTI decisions so that the total target compensation for each of our Named Executive Officers would be within ten percent of the median of the market. The only Named Executive Officer whose total compensation for fiscal year 2007 is more than 10% above the median of the market is Mr. Williams, which is due to his LTI grant, and which we believe to be appropriate in light of his expatriate status.

In fiscal year 2007, the LTIs granted to the executives included stock options as well as performance-based restricted stock units. Fiscal year 2007 was the first year in which we offered a combination of options and performance-based restricted stock units as part of the annual grant. As a result, in determining the appropriate allocation of the grant to stock options and performance-based restricted stock units, we first converted the grant value assigned to each executive into the number of stock options that would have been granted under our previous year's policy. Then, we applied the formula described below to allocate the grant between stock options and performance-based restricted stock units. To determine the number of options that would have been granted pursuant to last year's policy, we established the LTI grant value assigned to each executive. Then, we referred to the closing price of the stock on the date of the grant ($45.86) and multiplied it by 40% to derive an estimated per-share grant value, which was $18.34. We then divided the grant value assigned to each executive by the estimated per-share grant value ($18.34) to derive the number of stock options that would have been granted under the previous year's policy. We then divided that number in half to determine the number of options. We took the other half and multiplied it by 33.33% to determine the number of performance-based restricted stock units that would be issued.

For example, if an executive's LTI grant value was $110,040, we would have divided $110,040 by the estimated per-share grant value of $18.34, and the executive would have received 6,000 options under the previous year's policy. For fiscal year 2007, the executive would have received 3,000 options at an exercise price of $45.86 and 1,000 performance-based restricted stock units.

The formula for Mr. Garcia was slightly different. As with all the executives, once the grant value was determined, we divided it by the estimated per-share grant value to determine the number of options that would have been granted pursuant to last year's policy. We multiplied that number by approximately 40% to determine the number of options, and the remainder (approximately 60%) was multiplied by 33% to determine the number of performance-based restricted stock units. We allocated a greater portion of his award to performance-based restricted stock units for retention purposes.

(a) *Stock Options.* We believe stock options provide an incentive for long term creation of shareholder value. Stock options only have value to the extent the price of the Company's stock appreciates relative to the exercise price. The exercise price is the closing price of the stock on the grant date. We do not grant discounted options or re-price existing options. The granted stock options vest over a four-year period at a rate of 25% per year. During fiscal year 2007, the Compensation Committee approved the following stock option grants for each of the Named Executive Officers:

| Name | Number of shares Granted | Date Granted | Exercise Price |
|---|---|---|---|
| Paul R. Garcia | 65,000 | 6/2/2006 | $45.86 |
| Joseph C. Hyde | 17,000 | 6/2/2006 | $45.86 |
| James G. Kelly | 30,000 | 6/2/2006 | $45.86 |
| Carl J. Williams | 25,000 | 6/2/2006 | $45.86 |
| Suellyn P. Tornay | 12,000 | 6/2/2006 | $45.86 |
| Kevin J. Schultz | 12,000 | 6/2/2006 | $45.86 |

(b) *Performance-Based Restricted Stock Units.* We added performance-based restricted stock units to our long term incentive program in order to motivate employees and to reward the achievement of specified financial or market goals. In addition, we believe that this type of award will encourage increased stock ownership among the executives. Performance-based restricted stock units are converted into a stock grant only if the Company's performance during the fiscal year exceeds pre-established goals. At the beginning of fiscal year 2007, executives were each granted a target number of performance units attributable to diluted EPS results and a target number of performance units relative to revenue results. The following is a table summarizing the target performance units granted during fiscal year 2007.

| Name | Target Performance Units Based on Diluted EPS Results | Target Performance Units Based on Revenue Results | Total Performance Unit Opportunity for Fiscal Year 2007 |
|---|---|---|---|
| Paul R. Garcia | 18,000 | 12,000 | 30,000 |
| Joseph C. Hyde | 3,600 | 2,400 | 6,000 |
| James G. Kelly | 6,000 | 4,000 | 10,000 |
| Carl J. Williams | 4,800 | 3,200 | 8,000 |
| Suellyn P. Tornay | 2,400 | 1,600 | 4,000 |
| Kevin J. Schultz | 2,100 | 1,400 | 3,500 |

Depending on the diluted EPS and revenue results, the executives could earn from 0% to 125% of the applicable target amount.

*(i) Portion Attributable to Diluted EPS Results*

The following table contains the diluted EPS goals and the applicable reward amounts for fiscal year 2007. The diluted EPS goals exclude the impact of restructuring and other non-recurring charges. For clarity, the diluted EPS goals include the impact of the Company's adoption of FAS 123R on June 1, 2006, which requires the recognition of stock option expenses.

| Degree of Performance Attainment | Diluted EPS | % of Target Award Applicable to EPS Results Earned |
|---|---|---|
| Outstanding | $1.79 | 125% |
| Target | $1.67 | 100% |
| Threshold | $1.55 | 75% |
| Below Threshold | Less than $1.55 | 0% |

The actual diluted EPS results for the Company for fiscal year 2007 was $1.77 (excluding the impact of restructuring and other non-recurring charges of $0.02). Using straight line interpolation, the payout was 120.83%. As a result, each of the executives received the following number of performance units: Mr. Garcia—21,750; Mr. Hyde—4,350; Mr. Kelly—7,250; Mr. Williams—5,800; and Ms. Tornay—2,900.

*(ii) Portion Attributable to Revenue Results*

The following table contains the revenue goals and the applicable award amounts for fiscal year 2007.

| Degree of Performance Attainment | Revenue (Millions) | % of Target Award Earned |
|---|---|---|
| Outstanding | $1,117 | 125% |
| Target | $1,084 | 100% |
| Threshold | $1,017 | 75% |
| Below Threshold | Less than $1,017 | 0% |

The actual revenue for the Company for fiscal year 2007 was $1,062 million, which represented a 17% increase over fiscal year 2006 results. Using straight line interpolation, the payout was 91.79%. This resulted in each of the executives receiving the following number of performance units: Mr. Garcia—11,015; Mr. Hyde—2,203; Mr. Kelly—3,672; Mr. Williams—2,937; and Ms. Tornay—1,469.

*(iii) Conversion from Performance Units into Restricted Stock*

Once the number of performance units earned was determined for each executive, the units were converted into shares of restricted stock with the following vesting schedule: 25% vested immediately and the remaining 75% of the shares to vest in three equal installments over the next three years.

*(4) Retirement Benefits:* The only retirement benefit provided to all of our executives consists of the Company's 401(k) plan. We also maintain a pension plan that was available to all employees but was closed to new employees hired after June 1, 1998. Ms. Tornay is the only Named Executive Officer who was hired before such time and, therefore, is the only Named Executive Officer who participates in the pension plan. Additional information regarding the pension plan is contained in the Compensation Tables and Narratives section under the heading "Pension Benefits."

*(5) Other Benefits.* The Named Executive Officers are eligible to participate in other health and welfare programs that are available to substantially all full-time salaried employees. The only other benefits are limited perquisites, which are set forth in footnote (3) to the Summary Compensation Table contained in the Compensation Tables and Narratives section.

## G. Employment Agreements

We only offer employment agreements to a limited number of key employees, which includes the Named Executive Officers. We believe this is necessary in order to retain and attract highly-qualified executives, but we also believe that the employment agreements provide benefit to the Company. Each of the Named Executive Officers who is a party to an employment agreement has agreed not to disclose confidential information or compete with us, and not to solicit our customers or recruit our employees, for a period of 24 months following the termination of his or her employment. In exchange, we offer limited income and benefit protections to the executive. Additional information regarding the terms of these agreements is contained in the Compensation Tables and Narratives section under the heading "Employment Agreements."

In fiscal year 2007, the Compensation Committee requested that the independent consultant from Hewitt review the employment agreements between the Company and the executives. The review indicated the provisions in the agreements were balanced in terms of the executives' interests and the Company's interests and that the termination and change-in-control provisions were conservative when compared to market.

## H. Policy Regarding Timing of Equity Grants

Historically, we have not timed the grant of equity awards to coincide with, precede, or follow the release of material non-public information. For fiscal year 2008 and thereafter, our policy is to make the annual grant to all eligible employees on the next business day following the filing of our annual report on Form 10-K.

## I. Perquisites

Perquisites are a minor aspect of the compensation program. We believe the limited perquisites we offer are consistent with other companies. The perquisites offered by the Company are set forth in footnote (3) to the Summary Compensation Table contained in the Compensation Tables and Narratives section. We believe that, considered both individually and in the aggregate, the perquisites we offer to our Named Executive Officers are reasonable and appropriate.

## J. Target Stock Ownership Guidelines

In fiscal year 2008, the Compensation Committee implemented stock ownership guidelines for executives. We believe this fosters Common Stock ownership and aligns the interests of our executives with our shareholders. Within five years of the later of (1) June 1, 2007 or (2) the executive's initial appointment to his or her position, each executive should own shares of Common Stock valued as a percentage of base salary as follows: CEO—5 times base salary, and the other executives—2 times base salary.

## K. Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that we may deduct in any one year with respect to any one of our Named Executive Officers. However, qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. To maintain flexibility in compensating our executives, the Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes that such payments are appropriate. Accordingly, certain components of our executive compensation program are designed to be qualifying performance-based compensation under 162(m) while others are not.

## L. Policies Regarding Gross-Up

There are very limited circumstances under which we gross-up a benefit to compensate an executive for the taxes payable on such benefit. We do gross up a portion of the fees paid in connection with financial planning and amounts paid in connection with the executive's attendance at the Company's President's Club and Chairman's Club award trips. We also provide a gross-up for excise taxes that may be due with respect to the change of control provisions contained in the employment agreements, which is described in the Compensation Tables and Narratives section under the sub-heading "*Summary of Employment Agreements.*"

### M. Accounting Considerations

We account for all compensation paid in accordance with GAAP. The accounting treatment is not expected to have a material affect on the selection of forms of equity compensation or on other compensation decisions.

### N. Proposed Changes for 2008

We continue to monitor the regulatory developments under Internal Revenue Code Section 409A, which was enacted as part of the American Jobs Creation Act of 2004. Section 409A imposes substantial limitations and conditions on nonqualified deferred compensation plans, including certain types of equity compensation and separation pay arrangements. We intend to amend our employment agreements, if necessary, in order to ensure their full compliance with Section 409A before the current transition period expires on December 31, 2007.

The Compensation Committee approved changes to some elements of the compensation program for fiscal year 2008. Four significant changes are discussed below. There were two changes to the annual performance plan, which included (1) an increase to each Named Executive Officer's target bonus opportunity and (2) a shift in the relative weight assigned to each of the three parts of the plan, which are diluted EPS goals, revenue goals, and individual objectives.

The bonus opportunity, at target, for each of the Named Executive Officers will increase to 80% for Mr. Garcia, to 55% for Mr. Hyde, to 60% for Mr. Kelly, to 55% for Mr. Williams, and to 50% for Ms. Tornay. As mentioned earlier, the data provided by the independent compensation consultant indicated that the target opportunities for our executives were from 9% to 14% below the market median, and the Compensation Committee determined that such an increase was necessary to ensure the target opportunities offered to our executives are competitive with the marketplace.

The relative weighting has also changed for fiscal year 2008 to the following:

| | Diluted EPS | Revenue | Individual Goals |
|---|---|---|---|
| Mr. Garcia | 50% | 30% | 20% |
| Other Executives | 40% | 30% | 30% |

The Compensation Committee determined that a greater amount of each executive's award opportunity pursuant to the annual performance plan should be tied to Company performance and a lesser amount to individual objectives.

The Compensation Committee also approved two modifications to our long term incentive program. The first such modification was to change the formula that allocates the long term incentives between stock options and performance-based restricted stock units. Such formula will result in 75% of the LTI award value to be allocated to performance-based restricted shares and 25% of the award value to be allocated to options. The second such modification was to add a third objective to the criteria for the long term incentive plan. In fiscal year 2007, we based our awards on revenue and diluted EPS goals. For 2008, the objectives will be revenue, diluted EPS, and operating income margin, which will align our LTI awards with our long term operating objectives.

## COMPENSATION COMMITTEE REPORT

The Compensation Committee has met with management to review and discuss the Compensation Discussion and Analysis. Based on such review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement, which is to be incorporated by reference into our annual report on Form 10-K for fiscal year 2007.

COMPENSATION COMMITTEE
Edwin H. Burba, Jr., Chairperson
Alex W. Hart
William I Jacobs
Raymond L. Killian

## COMPENSATION TABLES AND NARRATIVES

### A. Summary Compensation Table

The following table presents certain summary information concerning compensation paid or accrued by the Company for services rendered in all capacities during the fiscal year ended May 31, 2007 ("2007 fiscal year") for (i) the principal executive officer of the Company; (ii) the principal financial officer of the Company (ii) each of the three other most highly compensated executive officers of the Company (determined as of the end of the last fiscal year), and (iv) one additional individual who was a named executive officer for part of the fiscal year but whose employment ended on September 8, 2006. Each person listed in (i) through (iv) above are our "Named Executive Officers."

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Fiscal Year | Salary ($) | Bonus ($) | Stock Awards ($) (1) | Option Awards ($) (2) | Non-Equity Incentive Plan Compensation ($) | Change in Pension value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) |
| Paul R. Garcia Chairman, President, and Chief Executive Officer | 2007 | $779,077 | — | $528,423 | $1,395,149 | $732,000 | — | $ 35,504(3) | $3,470,153 |
| Joseph C. Hyde Executive Vice President and Chief Financial Officer | 2007 | $349,231 | $25,000 | $141,562 | $ 301,084 | $236,000 | — | $ 36,414(3) | $1,089,291 |
| James G. Kelly Sr. Executive Vice President and Chief Operating Officer | 2007 | $479,385 | $35,000 | $227,073 | $ 638,875 | $316,000 | — | $ 11,998(3) | $1,708,331 |
| Carl J. Williams President—Worldwide Payment Processing | 2007 | $419,384 | — | $328,204 | $ 326,188 | $285,000 | — | $234,047(3) | $1,592,823 |
| Suellyn P. Tornay Executive Vice President and General Counsel | 2007 | $298,769 | $40,000 | $ 77,286 | $ 238,625 | $170,000 | $9,784(4) | $ 10,715(3) | $ 845,179 |
| Kevin J. Schultz Executive Vice President and Chief sales and Marketing Officer | 2007 | $123,076(5) | — | (6) | (6) | — | — | $499,002(7) | $ 622,078 |

(1) The amounts shown in this column reflect restricted stock or restricted stock unit awards granted in fiscal year 2007 and in prior years. The amounts are valued based on the amounts recognized for financial statement reporting purposes during 2007 pursuant to Financial Accounting Standards Board Statement of Financial Accounting Standards 123 (revised 2004), Share-Based Payment (which we refer to as FAS 123R), except that, in accordance with rules of the SEC, any estimate for forfeitures related to service-based vesting conditions is excluded from, and does not reduce, such amounts. See Note 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2007 for a discussion of the relevant assumptions used in calculating these amounts pursuant to FAS 123R.

(2) The amounts shown in this column reflect stock option awards granted in fiscal year 2007 and in prior years. The amounts are valued based on the amounts recognized for financial statement reporting purposes for option awards during fiscal year 2007 pursuant to FAS 123R, except that, in accordance with rules of the SEC, any estimate for forfeitures related to service-based vesting conditions is excluded from, and does not reduce, such amounts. See Note 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2007 for a discussion of the relevant assumptions used in calculating these amounts pursuant to FAS 123R.

(3) The table below provides additional detail regarding the components of "All Other Compensation" except for the information regarding Mr. Schultz, which is contained in footnote (7).

ALL OTHER COMPENSATION

| Name | Defined Contribution Company Match | Financial Planning | Attendance at Company's President's Club/ Chairman's Club Award Trip | Club Dues | Transportation Allowance | Airfare for Spouse and Children re: Foreign Assignment of Executive | Rent and Utilities re: Temporary Foreign Assignment | Total |
|---|---|---|---|---|---|---|---|---|
| Paul R. Garcia | $ 9,000 | $21,892 | $2,727 | $1,885 | — | — | — | $ 35,504 |
| Joseph C. Hyde | $10,185 | $21,000 | $3,224 | $2,005 | — | — | — | $ 36,414 |
| James G. Kelly | $10,508 | — | $1,490 | — | — | — | — | $ 11,998 |
| Carl J. Williams | $ 2,013 | $18,985 | $2,324 | — | $16,200 | $29,225 | $165,300 | $234,047 |
| Suellyn P. Tornay | $ 9,815 | — | $ 900 | — | — | — | — | $ 10,715 |

(4) The amount shown in this column reflects the fiscal year 2007 increase in actuarial present value of Ms. Tornay's benefit under the defined benefit pension plan.

(5) Mr. Schultz' employment with the Company commenced on October 10, 2005 and terminated on September 8, 2006. The compensation shown for fiscal year 2007 is for a partial year.

(6) The awards referred to in these two columns were cancelled on September 8, 2006, which was the termination date of Mr. Schultz' employment with the Company. None of the awards had vested before termination.

(7) Mr. Schultz' employment with the Company terminated on September 8, 2006. We paid severance benefits of $200,000, a $125,000 discretionary bonus, $7,166 for COBRA, $403 attributable to his participation in the Company's President's Club award trip, $595 in connection with his relocation, and $2,369 in connection with financial planning expenses. In addition, we purchased Mr. Schultz' house in Atlanta for $1,015,000, which was the price that he had paid for the house. During fiscal year 2007, we sold the property for $875,000, less certain costs incurred in connection with the sale and real estate taxes, netting us $851,531. The value included in the "All Other Compensation" column is the difference between the purchase price of $1,015,000 and the $851,531 that we received upon the sale.

## B. Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards during the 2007 fiscal year to the Named Executive Officers. A detailed description of the Non-Equity Incentive Plan Awards disclosed in this table under columns (c), (d), and (e) is contained in the Compensation Discussion and Analysis section under the sub-heading "*Annual Performance Plan.*" A detailed description of the Equity Incentive Plan Awards disclosed in this table under columns (f), (g), and (h) is contained in the Compensation Discussion and Analysis section under the sub-heading "*Performance-Based Restricted Stock Units.*" The actual results and the payouts realized under both types of awards are also described in that section. Since there were no other stock awards or units granted to the Named Executive Officers in fiscal year 2007, column (i) from the table has been eliminated.

GRANTS OF PLAN-BASED AWARDS

| | | Non-Equity Incentive Plan Awards (1)(2) | | | Equity Incentive Plan Awards (1)(3)(4) | | | All Other Option Awards: Number of Securities Underlying Options (#) (1) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Threshold ($) | Target ($) | Max. ($) | Threshold (#) | Target (#) | Max. (#) | | | |
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (j) | (k) | (l) |
| Paul R. Garcia | 6/2/06 | $163,800 | $546,000 | $895,440 | | | | | | N.A. |
| | 6/2/06 | | | | 22,500 | 30,000 | 37,500 | | | $1,502,603(5) |
| | 6/2/06 | | | | | | | 65,000 | $45.86 | $1,039,350(6) |
| Joseph C. Hyde | 6/2/06 | $ 43,750 | $175,000 | $287,000 | | | | | | N.A. |
| | 6/2/06 | | | | 4,500 | 6,000 | 7,500 | | | $ 300,521(5) |
| | 6/2/06 | | | | | | | 17,000 | $45.86 | $ 271,830(6) |
| James G. Kelly | 6/2/06 | $ 66,000 | $264,000 | $432,960 | | | | | | N.A. |
| | 6/2/06 | | | | 7,500 | 10,000 | 12,500 | | | $ 500,883(5) |
| | 6/2/06 | | | | | | | 30,000 | $45.86 | $ 479,700(6) |
| Carl J. Williams | 6/2/06 | $ 52,500 | $210,000 | $344,400 | | | | | | N.A. |
| | 6/2/06 | | | | 6,000 | 8,000 | 10,000 | | | $ 400,679(5) |
| | 6/2/06 | | | | | | | 25,000 | $45.86 | $ 399,750(6) |
| Suellyn P. Tornay | 6/2/06 | $ 33,750 | $135,000 | $221,400 | | | | | | N.A. |
| | 6/2/06 | | | | 3,000 | 4,000 | 5,000 | | | $ 200,362(5) |
| | 6/2/06 | | | | | | | 12,000 | $45.86 | $ 191,880(6) |
| Kevin J. Schultz (7) | 6/2/06 | $ 50,000 | $200,000 | $328,000 | | | | | | N.A. |
| | 6/2/06 | | | | 3,000 | 4,000 | 5,000 | | | 0(7) |
| | 6/2/06 | | | | | | | 12,000 | $45.86 | 0(7) |

(1) All grants were made pursuant to the Amended and Restated 2005 Incentive Plan.

(2) At the time of the grant, which was June 2, 2006, the amounts contained in columns (c), (d), and (e) were opportunities which are further described in the Compensation Discussion and Analysis section under the sub-heading "*Annual Performance Plan.*" At the time of the filing of this proxy, the actual results were

certified, and each of the Named Executive Officers received the following amounts: Mr. Garcia—$732,000; Mr. Hyde—$236,000; Mr. Kelly—$316,000; Mr. Williams—$284,829; and Ms. Tornay—$170,000. The dollar amounts listed in the foregoing sentence are the amounts that are reflected in the Summary Compensation Table under column (g).

(3) At the time of the grant, which was June 2, 2006, the number of units contained in columns (f), (g), and (h) were opportunities which are further described in the Compensation Discussion and Analysis section under the sub-heading "*Performance Based Restricted Stock Units.*" At the time of the filing of this proxy, the actual results were certified, and each of the Named Executive Officers received the following performance-based restricted stock units: Mr. Garcia—32,765; Mr. Hyde—6,553; Mr. Kelly—10,922; Mr. Williams—8,737; and Ms. Tornay—4,369. The numbers listed in the foregoing sentence are reflected in the Summary Compensation Table under column (e). As described in the Compensation Discussion and Analysis section, such performance-based restricted stock units were converted into shares of restricted stock. 25% of the shares were paid to the executive immediately, and the remaining 75% of the shares will vest in three equal installments over the next three years.

(4) In connection with the awards listed above in column (f), (g), and (h), the grantees did not have the right to vote such shares and dividends were not payable to the grantees with respect to such performance-based restricted stock units until they were converted into shares of restricted stock after the results for fiscal year 2007 were certified, which was in July of fiscal year 2008.

(5) The grant date fair value for equity incentive plan awards contained in this column is based on the grant date fair value of the number of performance-based restricted stock units actually received by the executive as set forth in footnote (3) above and not on any estimate as of the grant date. By the time this proxy was filed, the performance period had ended and the actual results were available. The grant date fair value is determined by multiplying the number of performance-based restricted stock units received by the Company's share price on the grant date, in accordance with FAS123R. See Note 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2007 for a discussion of the relevant assumptions used in calculating these amounts pursuant to FAS 123R.

(6) The grant date fair value of option awards contained in this column are valued pursuant to FAS 123R, except that, in accordance with rules of the SEC, any estimate for forfeitures related to service-based vesting conditions is excluded from, and does not reduce, such amounts. See Note 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2007 for a discussion of the relevant assumptions used in calculating these amounts.

(7) All awards made to Mr. Schultz were cancelled on September 8, 2006, the date of his termination of employment with the Company.

## C. Outstanding Equity Awards at Fiscal Year End

The following table provides the outstanding equity grants for each Named Executive Officer on May 31, 2007. The table includes outstanding equity grants from past years as well as current year equity grants. Since the Company has not issued options pursuant to an equity incentive plan referred to in column (d), that column has been eliminated.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

| | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable (1) | Number of Securities Underlying Unexercised Options (#) Unexercisable (2) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) (3) | Market Value of Shares or Units of Stock That Have Not Vested ($) (4) | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (5) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (6) |
| (a) | (b) | (c) | (e) | (f) | (g) | (h) | (i) | (j) |
| Paul R. Garcia | 26,852 | 0 | $ 7.330 | 12/19/2010 | 29,576 | $1,184,223 | 32,765 | $1,311,911 |
| | 64,664 | 0 | $ 7.330 | 12/19/2010 | | | | |
| | 55,892 | 0 | $ 7.330 | 12/19/2010 | | | | |
| | 153,958 | 0 | $13.025 | 6/1/2011 | | | | |
| | 140,000 | 60,000 | $18.235 | 6/3/2012 | | | | |
| | 105,000 | 35,000 | $16.905 | 8/7/2013 | | | | |
| | 77,000 | 77,000 | $23.350 | 6/1/2014 | | | | |
| | 45,000 | 135,000 | $31.575 | 7/19/2015 | | | | |
| | 0 | 65,000 | $45.860 | 6/2/2016 | | | | |
| **Total** | **668,366** | **372,000** | — | — | | | | |
| Joseph C. Hyde | 6,200 | 9,600 | $18.235 | 6/3/2012 | 1,971 | $ 78,919 | 6,553 | $ 262,382 |
| | 0 | 4,200 | $16.905 | 8/7/2013 | | | | |
| | 7,500 | 15,000 | $22.500 | 6/25/2014 | | | | |
| | 7,500 | 22,500 | $31.575 | 7/19/2015 | | | | |
| | 5,000 | 15,000 | $32.200 | 8/24/2015 | | | | |
| | 0 | 17,000 | $45.860 | 6/2/2016 | | | | |
| **Total** | **26,200** | **83,300** | — | — | | | | |
| James G. Kelly | 7,998 | 0 | $ 6.475 | 4/10/2010 | 19,718 | $ 789,509 | 10,922 | $ 437,317 |
| | 95,970 | 0 | $13.025 | 6/1/2011 | | | | |
| | 70,000 | 30,000 | $18.235 | 6/3/2012 | | | | |
| | 45,918 | 15,306 | $16.905 | 8/7/2013 | | | | |
| | 38,000 | 38,000 | $23.350 | 6/1/2014 | | | | |
| | 20,000 | 60,000 | $31.575 | 7/19/2015 | | | | |
| | 0 | 30,000 | $45.860 | 6/2/2016 | | | | |
| **Total** | **277,886** | **173,306** | — | | | | | |
| Carl J. Williams | 32,500 | 32,500 | $21.605 | 3/15/2014 | 20,000 | $ 800,800 | 8,737 | $ 349,829 |
| | 0 | 15,000 | $23.350 | 6/1/2014 | | | | |
| | 0 | 22,500 | $31.575 | 7/19/2015 | | | | |
| | 0 | 25,000 | $45.860 | 6/2/2016 | | | | |
| **Total** | **32,500** | **95,000** | | | | | | |
| Suellyn P. Tornay | 21,000 | 9,000 | $18.235 | 6/3/2012 | 4,456 | $ 178,418 | 4,369 | $ 174,935 |
| | 1,798 | 10,204 | $16.905 | 8/7/2013 | | | | |
| | 20,000 | 20,000 | $22.500 | 6/25/2014 | | | | |
| | 7,500 | 22,500 | $31.575 | 7/19/2015 | | | | |
| | 0 | 12,000 | $45.860 | 6/2/2016 | | | | |
| **Total** | **50,298** | **73,704** | | | | | | |
| Kevin J. Schultz (7) | — | — | — | — | — | — | — | — |
| **Total** | **0** | **0** | | | | | | |

(1) The vesting schedule for the exercisable options reflected in column (b) for each Named Executive Officer is contained in the following tables. Awards were granted under our 2000 Long Term Incentive Plan, as amended and restated ("2000"), or our Amended and Restated 2005 Incentive Plan ("2005"):

| Name | Grant Date | Vest Date | Plan | Shares | Price |
|---|---|---|---|---|---|
| Garcia, Paul R. | 6/1/2001 | 6/1/2004 | 2000 | 43,958 | $13.025 |
| | 6/3/2002 | 6/3/2004 | 2000 | 40,000 | $18.235 |
| | 8/7/2003 | 8/7/2004 | 2000 | 35,000 | $16.905 |
| | 2/1/2001 | 12/19/2004 | 2000 | 10,000 | $ 7.330 |
| | 6/1/2001 | 6/1/2005 | 2000 | 50,000 | $13.025 |
| | 6/1/2004 | 6/1/2005 | 2000 | 38,500 | $23.350 |
| | 6/3/2002 | 6/3/2005 | 2000 | 50,000 | $18.235 |
| | 8/7/2003 | 8/7/2005 | 2000 | 35,000 | $16.905 |
| | 2/1/2001 | 12/19/2005 | 2000 | 26,852 | $ 7.330 |
| | 2/1/2001 | 12/19/2005 | 2000 | 54,664 | $ 7.330 |
| | 2/1/2001 | 12/19/2005 | 2000 | 55,892 | $ 7.330 |
| | 6/1/2001 | 6/1/2006 | 2000 | 60,000 | $13.025 |
| | 6/1/2004 | 6/1/2006 | 2000 | 38,500 | $23.350 |
| | 6/3/2002 | 6/3/2006 | 2000 | 50,000 | $18.235 |
| | 7/19/2005 | 7/19/2006 | 2005 | 45,000 | $31.575 |
| | 8/7/2003 | 8/7/2006 | 2000 | 35,000 | $16.905 |
| Total outstanding options vested on or before 5/31/07 | | | | **668,366** | **Total** |

| Name | Grant Date | Vest Date | Plan | Shares | Price |
|---|---|---|---|---|---|
| Hyde, Joseph C | 6/3/2002 | 6/3/2006 | 2000 | 6,200 | $18.235 |
| | 6/25/2004 | 6/25/2006 | 2000 | 7,500 | $22.500 |
| | 7/19/2005 | 7/19/2006 | 2005 | 7,500 | $31.575 |
| | 8/24/2005 | 8/24/2006 | 2005 | 5,000 | $32.200 |
| Total outstanding options vested on or before 5/31/07 | | | | **26,200** | **Total** |

| Name | Grant Date | Vest Date | Plan | Shares | Price |
|---|---|---|---|---|---|
| Kelly, James G. | 6/1/2001 | 6/1/2003 | 2000 | 19,196 | $13.025 |
| | 6/1/2001 | 6/1/2004 | 2000 | 23,992 | $13.025 |
| | 6/3/2002 | 6/3/2004 | 2000 | 20,000 | $18.235 |
| | 8/7/2003 | 8/7/2004 | 2000 | 15,306 | $16.905 |
| | 2/1/2001 | 4/10/2005 | 2000 | 7,998 | $ 6.475 |
| | 6/1/2001 | 6/1/2005 | 2000 | 23,992 | $13.025 |
| | 6/1/2004 | 6/1/2005 | 2000 | 19,000 | $23.350 |
| | 6/3/2002 | 6/3/2005 | 2000 | 25,000 | $18.235 |
| | 8/7/2003 | 8/7/2005 | 2000 | 15,306 | $16.905 |
| | 6/1/2001 | 6/1/2006 | 2000 | 28,790 | $13.025 |
| | 6/1/2004 | 6/1/2006 | 2000 | 19,000 | $23.350 |
| | 6/3/2002 | 6/3/2006 | 2000 | 25,000 | $18.235 |
| | 7/19/2005 | 7/19/2006 | 2005 | 20,000 | $31.575 |
| | 8/7/2003 | 8/7/2006 | 2000 | 15,306 | $16.905 |
| Total outstanding options vested on or before 5/31/07 | | | | **277,886** | **Total** |

| Name | Grant Date | Vest Date | Plan | Shares | Price |
|---|---|---|---|---|---|
| Williams, Carl J. | 3/15/2004 | 3/15/2007 | 2000 | 32,500 | $21.605 |
| Total outstanding options vested on or before 5/31/07 | | | | **32,500** | **Total** |

| Name | Grant Date | Vest Date | Plan | Shares | Price |
|---|---|---|---|---|---|
| Tornay, Suellyn P. | 6/3/2002 | 6/3/2004 | 2000 | 6,000 | $18.235 |
| | 6/3/2002 | 6/3/2005 | 2000 | 7,500 | $18.235 |
| | 6/25/2004 | 6/25/2005 | 2000 | 10,000 | $22.500 |
| | 6/3/2002 | 6/3/2006 | 2000 | 7,500 | $18.235 |
| | 6/25/2004 | 6/25/2006 | 2000 | 10,000 | $22.500 |
| | 7/19/2005 | 7/19/2006 | 2005 | 7,500 | $31.575 |
| | 8/7/2003 | 8/7/2006 | 2000 | 1,798 | $16.905 |
| Total outstanding options vested on or before 5/31/07 | | | | **50,298** | **Total** |

(2) The vesting schedule for the unexercisable options reflected in column (c) for each Named Executive Officer is contained in the following tables:

| Name | Grant Date | Vest Date | Plan | Shares | Price |
|---|---|---|---|---|---|
| Garcia, Paul R. | 6/1/2004 | 6/1/2007 | 2000 | 38,500 | $23.350 |
| | 6/2/2006 | 6/2/2007 | 2005 | 16,250 | $45.860 |
| | 6/3/2002 | 6/3/2007 | 2000 | 60,000 | $18.235 |
| | 7/19/2005 | 7/19/2007 | 2005 | 45,000 | $31.575 |
| | 8/7/2003 | 8/7/2007 | 2000 | 35,000 | $16.905 |
| | 6/1/2004 | 6/1/2008 | 2000 | 38,500 | $23.350 |
| | 6/2/2006 | 6/2/2008 | 2005 | 16,250 | $45.860 |
| | 7/19/2005 | 7/19/2008 | 2005 | 45,000 | $31.575 |
| | 6/2/2006 | 6/2/2009 | 2005 | 16,250 | $45.860 |
| | 7/19/2005 | 7/19/2009 | 2005 | 45,000 | $31.575 |
| | 6/2/2006 | 6/2/2010 | 2005 | 16,250 | $45.860 |
| Total outstanding options which were unvested on 5/31/07 | | | | **372,000** | **Total** |

| Name | Grant Date | Vest Date | Plan | Shares | Price |
|---|---|---|---|---|---|
| Hyde, Joseph C | 6/2/2006 | 6/2/2007 | 2005 | 4,250 | $45.860 |
| | 6/3/2002 | 6/3/2007 | 2000 | 9,600 | $18.235 |
| | 6/25/2004 | 6/25/2007 | 2000 | 7,500 | $22.500 |
| | 7/19/2005 | 7/19/2007 | 2005 | 7,500 | $31.575 |
| | 8/7/2003 | 8/7/2007 | 2000 | 4,200 | $16.905 |
| | 8/24/2005 | 8/24/2007 | 2005 | 5,000 | $32.200 |
| | 6/2/2006 | 6/2/2008 | 2005 | 4,250 | $45.860 |
| | 6/25/2004 | 6/25/2008 | 2000 | 7,500 | $22.500 |
| | 7/19/2005 | 7/19/2008 | 2005 | 7,500 | $31.575 |
| | 8/24/2005 | 8/24/2008 | 2005 | 5,000 | $32.200 |
| | 6/2/2006 | 6/2/2009 | 2005 | 4,250 | $45.860 |
| | 7/19/2005 | 7/19/2009 | 2005 | 7,500 | $31.575 |
| | 8/24/2005 | 8/24/2009 | 2005 | 5,000 | $32.200 |
| | 6/2/2006 | 6/2/2010 | 2005 | 4,250 | $45.860 |
| Total outstanding options which were unvested on 5/31/07 | | | | **83,300** | **Total** |

| Name | Grant Date | Vest Date | Plan | Shares | Price |
|---|---|---|---|---|---|
| Kelly, James G. | 6/1/2004 | 6/1/2007 | 2000 | 19,000 | $23.350 |
| | 6/2/2006 | 6/2/2007 | 2005 | 7,500 | $45.860 |
| | 6/3/2002 | 6/3/2007 | 2000 | 30,000 | $18.235 |
| | 7/19/2005 | 7/19/2007 | 2005 | 20,000 | $31.575 |
| | 8/7/2003 | 8/7/2007 | 2000 | 15,306 | $16.905 |
| | 6/1/2004 | 6/1/2008 | 2000 | 19,000 | $23.350 |
| | 6/2/2006 | 6/2/2008 | 2005 | 7,500 | $45.860 |
| | 7/19/2005 | 7/19/2008 | 2005 | 20,000 | $31.575 |
| | 6/2/2006 | 6/2/2009 | 2005 | 7,500 | $45.860 |
| | 7/19/2005 | 7/19/2009 | 2005 | 20,000 | $31.575 |
| | 6/2/2006 | 6/2/2010 | 2005 | 7,500 | $45.860 |
| Total outstanding options which were unvested on 5/31/07 | | | | **173,306** | **Total** |

| Name | Grant Date | Vest Date | Plan | Shares | Price |
|---|---|---|---|---|---|
| Williams, Carl J. | 6/1/2004 | 6/1/2007 | 2000 | 7,500 | $23.350 |
| | 6/2/2006 | 6/2/2007 | 2005 | 6,250 | $45.860 |
| | 7/19/2005 | 7/19/2007 | 2005 | 7,500 | $31.575 |
| | 3/15/2004 | 3/15/2008 | 2000 | 32,500 | $21.605 |
| | 6/1/2004 | 6/1/2008 | 2000 | 7,500 | $23.350 |
| | 6/2/2006 | 6/2/2008 | 2005 | 6,250 | $45.860 |
| | 7/19/2005 | 7/19/2008 | 2005 | 7,500 | $31.575 |
| | 6/2/2006 | 6/2/2009 | 2005 | 6,250 | $45.860 |
| | 7/19/2005 | 7/19/2009 | 2005 | 7,500 | $31.575 |
| | 6/2/2006 | 6/2/2010 | 2005 | 6,250 | $45.860 |
| Total outstanding options which were unvested on 5/31/07 | | | | **95,000** | **Total** |

| Name | Grant Date | Vest Date | Plan | Shares | Price |
|---|---|---|---|---|---|
| Tornay, Suellyn P. | 6/2/2006 | 6/2/2007 | 2005 | 3,000 | $45.860 |
| | 6/3/2002 | 6/3/2007 | 2000 | 9,000 | $18.235 |
| | 6/25/2004 | 6/25/2007 | 2000 | 10,000 | $22.500 |
| | 7/19/2005 | 7/19/2007 | 2005 | 7,500 | $31.575 |
| | 8/7/2003 | 8/7/2007 | 2000 | 10,204 | $16.905 |
| | 6/2/2006 | 6/2/2008 | 2005 | 3,000 | $45.860 |
| | 6/25/2004 | 6/25/2008 | 2000 | 10,000 | $22.500 |
| | 7/19/2005 | 7/19/2008 | 2005 | 7,500 | $31.575 |
| | 6/2/2006 | 6/2/2009 | 2005 | 3,000 | $45.860 |
| | 7/19/2005 | 7/19/2009 | 2005 | 7,500 | $31.575 |
| | 6/2/2006 | 6/2/2010 | 2005 | 3,000 | $45.860 |
| Total outstanding options which were unvested on 5/31/07 | | | | **73,704** | **Total** |

(3) The vesting schedule for unvested restricted stock held on May 31, 2007, which is reflected in column (g) for each Named Executive Officer, is contained in the following table:

| Name | Grant Date | Plan | Vest Date | Shares |
|---|---|---|---|---|
| Garcia, Paul R. | 8/7/2003 | 2000 | 8/7/2007 | **29,576 total** |
| Hyde, Joseph C | 8/7/2003 | 2000 | 8/7/2007 | **1,971 total** |
| Kelly, James G. | 8/7/2003 | 2000 | 8/7/2007 | **19,718 total** |
| Williams, Carl J. | 7/19/2005 | 2005 | 7/19/2007 | 6,667 |
| | 7/19/2005 | 2005 | 7/19/2008 | 6,667 |
| | 7/19/2005 | 2005 | 7/19/2009 | 6,666 |
| | | | | **20,000 total** |
| Tornay, Suellyn P. | 8/7/2003 | 2000 | 8/7/2007 | 3,450 |
| | 7/21/2004 | 2000 | 7/21/2007 | 1,006 |
| | | | | **4,456 total** |

(4) The market value included in this column is the number of shares contained in column (g) multiplied by Company's stock price on May 31, 2007, which was $40.04.

(5) On June 2, 2006, each Named Executive Officer was given a target award of performance-based restricted stock units which could be adjusted up or down depending upon the performance of the Company. The adjustment factors are described in the Compensation Discussion and Analysis section under the sub-heading "*Performance Based Restricted Stock Shares.*" The number shown in this column reflects the actual number of performance units received by the executive.

(6) The market value included in this column is the number of shares contained in column (i) multiplied by the Company's stock price on May 31, 2007, which was $40.04.

(7) Mr. Schultz' employment with the Company terminated on September 8, 2006.

### D. Options Exercises and Stock Vested

The following table provides information on options and stock awards that vested in fiscal year 2007. The shares shown as acquired on exercise or on vesting represent shares of the Company's Common Stock.

OPTION EXERCISES AND STOCK VESTED

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| **Name** | **Number of Shares Acquired on Exercise (#)** | **Value Realized on Exercise ($)** | **Number of Shares Acquired on Vesting (#)** | **Value Realized on Vesting ($)** |
| **(a)** | **(b)** | **(c)** | **(d)** | **(e)** |
| Paul R. Garcia | 120,000 | $3,887,627 | 29,576 | $1,161,154 |
| Joseph C. Hyde | 15,000 | $ 427,626 | 23,447 | $ 903,563 |
| James G. Kelly | 79,200 | $2,813,514 | 19,718 | $ 774,129 |
| Carl J. Williams | 48,000 | $ 900,338 | 0 | 0 |
| Suellyn P. Tornay | 36,874 | $ 944,415 | 4,456 | $ 175,385 |
| Kevin J. Schultz | 0 | 0 | 0 | 0 |

### E. Pension Benefits

We maintain a noncontributory defined benefit pension plan covering our United States employees who have met the eligibility provisions, named the "Global Payments Inc. Employees Retirement Plan" or "the Plan." The Plan was closed to new participants beginning June 1, 1998. Ms. Tornay is the only Named Executive Officer who was hired before June 1, 1998 and, therefore, is the only Named Executive Officer who participates in the Plan. All participants were vested and their years of credited service were frozen on June 1, 1998. Benefits are based on years of service and the ratio of an employee's compensation during the highest five consecutive years of earnings out of the last ten years of service, divided by his or her Final Average Earnings as of December 31, 1998. Effective May 31, 2004, we modified the Plan to cease benefit accruals for increases in compensation levels. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

We calculate the present values shown in the table below using: (i) the same discount rates it uses for calculations for benefit obligation calculations for financial statement reporting purposes, 6.00%; and (ii) the Plan's earliest unreduced benefit retirement age based on the participant's age and service, age 65. The present values shown in the table reflect post-retirement mortality, based on the assumptions used in the calculations for financial statement reporting purposes, the RP2000 Combined Mortality table, but do not include an assumption of pre-retirement termination, mortality, or disability.

The Plan provides participants with a monthly life annuity at normal retirement calculated by subtracting (b) from (a), and then multiplying the difference by (c) as defined below where:

(a) = 1.65% of Final Average Earnings as of December 31, 1998 multiplied by years of credited benefit service (up to a maximum of 35 years).

(b) = .75% of the participant's Integration Level multiplied by years of credited benefit service (up to a maximum of 35 years).

(c) = (a) – (b) multiplied by the ratio of Final Average Earnings as of the earlier of termination or May 31, 2004 to Final Average Earnings as of December 31, 1998.

The monthly benefit will be 1/12th of the amount calculated above.

For purposes of these calculations, "Final Average Earnings" is the average of the five consecutive calendar years, or the participant's period of employment, if shorter, in which the participant had his or her highest annual earnings during the ten calendar years immediately preceding the earlier of (i) May 31, 2004, or (ii) the participant's normal retirement date. Earnings include all compensation paid to the participant such as base salary or wages, bonuses, and commissions. However, earnings exclude the cost of group insurance premiums we pay, moving expenses, and taxable equity compensation. Annual earnings for purposes of the benefit calculation is limited to $200,000 adjusted for cost of living increases from January 1, 2002, in accordance with Section 401(a)(17) of the Internal Revenue Code.

The "Integration Level" is the lower of the participant's (1) Three-Year Average Social Security Earnings and (2) Covered Compensation.

"Three-Year Average Social Security Earnings" is the average of the participant's annual earnings for the last three consecutive calendar years before employment is terminated, or the period of employment, if shorter, provided that each year's annual earnings cannot exceed the Social Security taxable wage base in effect on the first day of the year.

"Covered Compensation" is the average of the Social Security taxable wage bases for the 35 calendar years ending with the year in which the participant reaches the Social Security normal retirement age. If the participant terminates employment before the Social Security normal retirement age, then, for purposes of computing the participant's covered compensation for any year, it will be assumed that the Social Security taxable wage base in effect at the beginning of the year will remain the same for all future years.

The following table provides the actuarial present value of each Named Executive Officer's total accumulated benefit as of May 31, 2007.

| Name | Plan Name | Number of Years of Credited Service (#) | Present value of Accumulated Benefit ($) | Payments During Last Fiscal Year |
|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) |
| Paul R. Garcia | — | — | — | — |
| Joseph C. Hyde | — | — | — | — |
| James G. Kelly | — | — | — | — |
| Carl J. Williams | — | — | — | — |
| Suellyn P. Tornay | Global Payments Inc. Employees Retirement Plan | 11.58(1) | $87,236 | 0 |
| Kevin J. Schultz | — | — | — | — |

(1) Ms. Tornay has 20 actual years of service with the Company. However, this plan was frozen on June 1, 1998. (See narrative above for additional details.) As a result, the years credited for the pension plan are less than her actual years of service.

### F. Non-qualified Deferred Compensation

We do not currently offer any non-qualified deferred compensation to any of our Named Executive Officers.

### G. Employment Agreements

*(1) Summary of Employment Agreements.* Each of the Named Executive Officers (except Mr. Schultz who is no longer employed by the Company) is a party to an employment agreement with the Company, the material terms of which are summarized below. Mr. Schultz did not enter into an employment agreement with the Company.

Each foregoing executive is entitled to a minimum annual salary, subject to yearly review, plus an annual at-risk incentive bonus opportunity, which is determined annually based on a range of specific financial objectives reflecting his area and scope of responsibility. Each such executive is also entitled to participate in all incentive, savings and welfare benefit plans generally made available to all salaried employees of the Company.

Each foregoing executive who is party to an employment agreement has agreed not to disclose confidential information or compete with the Company, and not to solicit the Company's customers or recruit its employees, for a period of 24 months following the termination of his or her employment.

Each of the employment agreements may be terminated by the Company at any time for "cause" or "poor performance" (as defined therein) or for no reason, or by the applicable executive with or without "good reason" (as defined therein). Each employment agreement will also be terminated upon the death, disability or retirement of the executive. Depending on the reason for the termination and when it occurs, the executive will be entitled to certain severance benefits, as described below, which may be delayed for such time as may be necessary to avoid a violation of Section 409A of the Internal Revenue Code.

If, prior to a change in control, the executive's employment is terminated by the Company without cause (but not for poor performance) or he or she resigns for good reason, the Company will be required to pay such executive's accrued salary and benefits through the date of termination plus all or a portion of such executive's target annual bonus for the current year. The agreements vary, but for a period of up to 18 months the Company will continue to pay the executive his or her base salary and will provide either health insurance coverage or reimbursement pursuant to COBRA. The agreements vary but, generally, all of the restricted stock awards of the executive will vest, and those stock options that would have vested in the next 24 months will vest and remain exercisable for 90 days.

If, prior to a change in control, the executive's employment is terminated by the Company for poor performance, the Company will be required to pay such executive's accrued salary and benefits through the date of termination. In addition, the executive may receive all or a portion of his or her target annual bonus for the current year. The agreements vary, but for a period of up to 12 months the Company will continue to pay the executive his or her base salary and will provide either health insurance coverage or reimbursement pursuant to COBRA. In addition, the executive's restricted stock awards and stock options that would have vested in the next 24 months will vest, and the options will remain exercisable for 90 days.

If, within 36 months after a change in control, the executive's employment is terminated by the Company without cause or such executive resigns for good reason, the Company will be required to pay such executive's accrued salary and benefits through the date of termination plus 100% of his or her annual bonus opportunity for the current year. The agreements vary, but for a period of up to 24 months the Company will continue to pay the executive his or her base salary and will provide either health insurance coverage or reimbursement pursuant to COBRA. In addition, all of the restricted stock awards and stock options of the executive will vest, and the options will remain exercisable for 90 days.

Whether or not a change in control shall have occurred, if the employment of the executive is terminated by reason of his death, disability or retirement, such executive will be entitled to receive accrued salary and benefits through the date of termination and any death, disability or retirement benefits that may apply, but no additional severance amount. In addition, all of the restricted stock awards and stock options of the executive will vest in accordance with the terms of the plan, which is applicable to all employees who participate in the equity incentive plans.

If the Company terminates the executive for cause, or if he or she resigns from the Company without good reason, such executive will be entitled to receive accrued salary and benefits through the date of termination, but no additional severance amount is payable under the terms of the employments agreements.

For purposes of these employment agreements, a change in control of the Company is generally defined as the acquisition by a third party of 35% or more of the voting power of the Company, or the consummation of certain mergers, asset sales or other major business combinations. A restructuring or separation of any line of business of the Company will not, of itself, constitute a change in control. Each of these employment agreements provides that the executive will be entitled to a tax gross-up payment from the Company to cover any excise tax liability such executive may incur as a result of payments or benefits contingent on a change in control, but such gross-up payment will be made only if the after-tax benefit to the executive of such tax gross-up is at least $50,000. If not, the benefits would be reduced to an amount that would not trigger the excise tax.

In addition, each of the agreements contains a waiver provision that provides that the failure of either party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of the agreement shall not be deemed a waiver or relinquishment of any right granted in the agreement or of the future performance of any such term or condition or of any other term or condition of the agreement, unless such waiver is contained in a writing signed by the party making the waiver.

*(2) Value of Potential Payments upon Termination or Change in Control.* The following tables summarize the value of the termination payments and benefits that each of our Named Executive Officers (other than Mr. Schultz) would receive if such executive had terminated employment on May 31, 2007 under the circumstances shown. Mr. Schultz' employment with the Company terminated on September 8, 2006, and, as he was not a party to an employment agreement, he is therefore not included below. Pursuant to a separation agreement negotiated at the time of his termination, we paid Mr. Schultz certain severance benefits, which are included in the "All Other Compensation" column of the Summary Compensation Table. The amounts shown in the tables do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include accrued salary and distributions of plan balances under our tax-qualified 401(k) plan. A termination of employment due to death, disability, or retirement does entitle the executive to an acceleration of all of his outstanding stock and options, but since that is a provision of the incentive plans, the Named Executive Officers would not be entitled to any payments or benefits that are not available to salaried employees generally who are also participants in the plans. For the purposes of the table below, we have assumed that the price of the Company's stock was the closing price on May 31, 2007, which was $40.04.

Paul R. Garcia

| Type of Payment | Termination by the Company other than For Cause or For Poor Performance or Resignation by Executive for Good Reason | | Termination for Poor Performance | | Termination Without Cause or Resignation by Executive for Good Reason in Connection with a Change of Control | |
|---|---|---|---|---|---|---|
| Base salary severance (1) | $390,000-$1,170,000 | Minimum of 6 months salary continuation but up to 18 months (2) | 0-$780,000 | Up to 12 months of salary continuation (3) | $1,560,000 | 24 months of salary continuation |
| Other cash severance | $546,000 | 100% of target opportunity since termination is assumed to have occurred on May 31. | $546,000 | 100% of target opportunity since termination is assumed to have occurred on May 31. | $546,000 | 100% of target opportunity |
| Restricted Stock Acceleration | $1,184,223 | all | $1,184,223 | 24 months | $1,184,223 | all |
| Performance Based Restricted Stock Unit Acceleration | $1,311,911 | all | $655,975 | 24 months | $1,311,911 | all |
| Stock Option Acceleration | $4,165,005 | 24 months | $4,165,005 | 24 months | $4,545,930 | all |
| Benefit Continuation | $14,310 max. | Up to 18 months | $9,540 | Up to 12 months | $19,080 | Up to 24 months |
| 280G Tax Gross-Up | | | | | 0 | |

(1) This calculation is based upon Mr. Garcia's base salary as of May 31, 2007, which was $780,000.

(2) In the event of a termination by the Company for any reason other than for poor performance or for cause, his agreement provides for salary continuation for a minimum of 6 months, but up to the later of (a) 18 months or (b) his becoming employed elsewhere. The salary continuation ceases if he violates any of the restrictive covenants contained in his employment agreement.

(3) In the event of a termination for poor performance, his agreement provides for salary continuation for up to 12 months, but ceases in the event he becomes employed elsewhere or violates any of the restrictive covenants contained in his agreement.

| | Voluntary Resignation | | Death | | Disability | | Retirement | |
|---|---|---|---|---|---|---|---|---|
| Base salary severance (1) | 0 | | 0 | | 0 | | 0 | |
| Other cash severance | 0 | | 0 | | 0 | | 0 | |
| Restricted Stock Acceleration | 0 | | $1,184,223 | all | $1,184,223 | all | $1,184,223 | all |
| Performance Based Restricted Stock Unit Acceleration | $327,978 | 25% | $1,311,911 | all | $1,311,911 | all | $1,311,911 | all |
| Stock Option Acceleration | 0 | | $4,545,930 | all | $4,545,930 | all | $4,545,930 | all |
| Benefit Continuation | 0 | | 0 | | 0 | | 0 | |

Joseph C. Hyde

| Type of Payment | Termination by the Company other than For Cause or For Poor Performance or Resignation by Executive for Good Reason | | Termination for Poor Performance | | Termination Without Cause or Resignation by Executive for Good Reason in connection with a Change of Control | |
|---|---|---|---|---|---|---|
| Base salary severance (1) | $175,020-$525,060 | Minimum of 6 months salary continuation but up to 18 months (2) | 0-$350,000 | Up to 12 months of salary continuation (3) | $700,000 | 24 months |
| Other cash severance | $87,500 minimum | At least 50% of target opportunity is guaranteed | 0 | No bonus guaranteed | $175,000 | 100% of target opportunity |
| Restricted Stock Acceleration | $78,919 | all | $78,919 | 24 months | $78,919 | All |
| Performance Based Restricted Stock Unit Acceleration | $262,382 | all | $131,211 | 24 months | $262,382 | All |
| Stock Option Acceleration | $774,970 | 24 months | $774,970 | 24 months | $877,658 | All |
| Benefit Continuation | $16,470 max. | Up to 18 months | $10,980 max | Up to 12 months | $16,470 max. | Up to 18 months |
| 280G Tax Gross-Up | | | | | 0 | |

(1) This calculation is based upon Mr. Hyde's base salary as of May 31, 2007, which was $350,000.

(2) In the event of a termination by the Company for any reason other than for poor performance or for cause, his agreement provides for salary continuation for a minimum of 6 months, but up to the later of (a) 18 months or (b) his becoming employed elsewhere or engaging in other income-producing activities (which is further specified in his agreement). The salary continuation ceases if he violates any of the restrictive covenants contained in his employment agreement.

(3) In the event of a termination for poor performance, his agreement provides for salary continuation for up to 12 months, but ceases in the event he becomes employed elsewhere or engages in other income-producing activities (which is further specified in his agreement) or violates any of the restrictive covenants contained in his agreement.

| | Voluntary Resignation | | Death | | Disability | | Retirement | |
|---|---|---|---|---|---|---|---|---|
| Base salary severance (1) | 0 | | 0 | | 0 | | 0 | |
| Other cash severance | 0 | | 0 | | 0 | | 0 | |
| Restricted Stock Acceleration | 0 | | $ 78,919 | all | $ 78,919 | all | $ 78,919 | all |
| Performance Based Restricted Stock Unit Acceleration | $65,596 | 25% | $262,382 | all | $262,382 | all | $262,382 | all |
| Stock Option Acceleration | 0 | | $877,658 | all | $877,658 | all | $877,658 | all |
| Benefit Continuation | 0 | | 0 | | 0 | | 0 | |

James G. Kelly

| Type of Payment | Termination by the Company other than For Cause or For Poor Performance or Resignation by Executive for Good Reason | | Termination for Poor Performance | | Termination Without Cause or Resignation by Executive for Good Reason in connection with a Change of Control | |
|---|---|---|---|---|---|---|
| Base salary severance | $240,000-$720,000 | Minimum of 6 months salary continuation but up to 18 months (2) | 0-$480,000 | 0-12months | $960,000 | 24 months |
| Other cash severance | $132,000 minimum | At least 50% of target opportunity is guaranteed | $132,000 | At least 50% of target opportunity is guaranteed | $264,000 | 100% of target opportunity |
| Restricted Stock Acceleration | $789,509 | all | $789,509 | 24 months | $789,509 | All |
| Performance Based Restricted Stock Unit Acceleration | $437,317 | all | $218,698 | 24 months | $437,317 | All |
| Stock Option Acceleration | $1,981,074 | 24 months | $1,981,074 | 24 months | $2,150,374 | All |
| Benefit Continuation | $21,816 max. | Up to 18 months | $14,544 max. | Up to 12 months | $21,816 max. | Up to 18 months |
| 280G Tax Gross-Up | | | | | 0 | |

(1) This calculation is based upon Mr. Kelly's base salary as of May 31, 2007, which was $480,000.

(2) In the event of a termination by the Company for any reason other than for poor performance or for cause, his agreement provides for salary continuation for a minimum of 6 months, but up to the later of (a) 18 months or (b) his becoming employed elsewhere or engaging in other income-producing activities (which is further specified in his agreement). The salary continuation ceases if he violates any of the restrictive covenants contained in his employment agreement.

(3) In the event of a termination for poor performance, his agreement provides for salary continuation for up to 12 months, but ceases in the event he becomes employed elsewhere or engages in other income-producing activities (which is further specified in his agreement) or violates any of the restrictive covenants contained in his agreement.

| | Voluntary Resignation | | Death | | Disability | | Retirement | |
|---|---|---|---|---|---|---|---|---|
| Base salary severance (1) | 0 | | 0 | | 0 | | 0 | |
| Other cash severance | 0 | | 0 | | 0 | | 0 | |
| Restricted Stock Acceleration | 0 | | $ 789,509 | All | $ 789,509 | all | $ 789,509 | all |
| Performance Based Restricted Stock Unit Acceleration | $109,329 | 25% | $ 437,317 | All | $ 437,317 | all | $ 437,317 | all |
| Stock Option Acceleration | 0 | | $2,150,374 | All | $2,150,374 | all | $2,150,374 | all |
| Benefit Continuation | 0 | | 0 | | 0 | | 0 | |

Carl J. Williams

| Type of Payment | Termination by the Company other than For Cause or For Poor Performance or Resignation by Executive for Good Reason | | Termination for Poor Performance | | Termination Without Cause or Resignation by Executive for Good Reason in connection with a Change of Control | |
|---|---|---|---|---|---|---|
| Base salary severance | 0-$315,000 | 0-9 months | 0-$210,000 | 0-6 months | $315,000 | 9 months |
| Other cash severance | 0 | Not guaranteed | 0 | Nothing guaranteed | $210,000 | 100% of target opportunity |
| Restricted Stock Acceleration | Up to $800,800 | Not guaranteed | $533,893 | 24 months | $800,800 | all |
| Performance Based Restricted Stock Unit Acceleration | Up to $349,829 | Not guaranteed | $174,935 | 24 months | $349,829 | all |
| Stock Option Acceleration | $976,463 | 24 months | $976,463 | 24 months | $1,039,950 | all |
| Benefit Continuation | $14,337 max. | Up to 9 months | $9558 max. | Up to 6 months | $14,337 max. | Up to 9 months |
| 280G Tax Gross-Up | | | | | 0 | |

(1) This calculation is based upon Mr. William's base salary as of May 31, 2007, which was $420,000.

(2) In the event of a termination by the Company for any reason other than for poor performance or for cause, his agreement provides for salary continuation for up to 9 months, but ceases in the event he becomes employed elsewhere, engages in other income-producing activities (which is further defined in his agreement), or violates any of the restrictive covenants contained in his employment agreement.

(3) In the event of a termination for poor performance, his agreement provides for salary continuation for up to 6 months, but ceases in the event he becomes employed elsewhere, engages in other income-producing activities (which is further defined in his agreement), or violates any of the restrictive covenants contained in his agreement.

| | Voluntary Resignation | | Death | | Disability | | Retirement | |
|---|---|---|---|---|---|---|---|---|
| Base salary severance (1) | 0 | | 0 | | 0 | | 0 | |
| Other cash severance | 0 | | 0 | | 0 | | 0 | |
| Restricted Stock Acceleration | 0 | | $ 800,800 | All | $ 800,800 | All | $ 800,800 | all |
| Performance Based Restricted Stock Unit Acceleration | $87,457 | 25% | $ 349,829 | All | $ 349,829 | All | $ 349,829 | all |
| Stock Option Acceleration | 0 | | $1,039,950 | All | $1,039,950 | All | $1,039,950 | all |
| Benefit Continuation | 0 | | 0 | | 0 | | 0 | |

Suellyn P. Tornay

| Type of Payment | Termination by the Company other than For Cause or For Poor Performance or Resignation by Executive for Good Reason | | Termination for Poor Performance | | Termination Without Cause or Resignation by Executive for Good Reason in connection with a Change of Control | |
|---|---|---|---|---|---|---|
| Base salary severance | $150,000-$450,000 | 6-18 months | 0-$300,000 | 0-12 months | $600,000 | 24 months |
| Other cash severance | $135,000 | 100% of target opportunity since termination is assumed to have occurred on May 31. | $135,000 | 100% of target opportunity since termination is assumed to have occurred on May 31. | $135,000 | 100% of target opportunity |
| Restricted Stock Acceleration | $178,418 | all | $178,418 | 24 months | $178,418 | all |
| Performance Based Restricted Stock Unit Acceleration | $174,935 | all | $87,487 | 24 months | $174,935 | all |
| Stock Option Acceleration | $910,090 | 24 months | $910,090 | 24 months | $973,577 | all |
| Benefit Continuation | $4,806 max. | Up to 18 months | $3,205 max. | Up to 12 months | $6,408 max. | Up to 24 months |
| 280G Tax Gross-Up | | | | | 0 | |

(1) This calculation is based upon Ms. Tornay's base salary as of May 31, 2007, which was $300,000.

(2) In the event of a termination by the Company for any reason other than for poor performance or for cause, her agreement provides for salary continuation for a minimum of 6 months, but up to the later of (a) 18 months or (b) her becoming employed elsewhere. The salary continuation ceases if she violates any of the restrictive covenants contained in the employment agreement.

(3) In the event of a termination for poor performance, her agreement provides for salary continuation for up to 12 months, but ceases in the event she becomes employed elsewhere or violates any of the restrictive covenants contained in her agreement.

| | Voluntary Resignation | | Death | | Disability | | Retirement | |
|---|---|---|---|---|---|---|---|---|
| Base salary severance (1) | 0 | | 0 | | 0 | | 0 | |
| Other cash severance | 0 | | 0 | | 0 | | 0 | |
| Restricted Stock Acceleration | 0 | | $178,418 | all | $178,418 | all | $178,418 | all |
| Performance Based Restricted Stock Unit Acceleration | $21,864 | 25% | $174,935 | all | $174,935 | all | $174,935 | all |
| Stock Option Acceleration | 0 | | $973,577 | all | $973,577 | all | $973,577 | all |
| Benefit Continuation | 0 | | 0 | | 0 | | 0 | |

# AUDITOR INFORMATION

## A. Independent Public Accountants

Deloitte & Touche LLP ("Deloitte") served as our independent registered public accounting firm for the fiscal year ending May 31, 2007, and is serving as our independent registered public accounting firm for the current fiscal year which began on June 1, 2007. A representative of Deloitte will be present at the 2007 Annual Meeting. The representative will be given the opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions from shareholders.

## B. Audit Fees

The aggregate fees billed by Deloitte for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our quarterly reports on Form 10-Q were $2,072,452 for fiscal year 2006 and $1,768,000 for fiscal year 2007.

## C. Audit-Related Fees

Audit-related fees are the fees billed by Deloitte for professional services rendered for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. There were no audit-related fees billed by Deloitte during fiscal year 2006, and the audit related fees billed during fiscal year 2007 were $141,000. The fees paid in fiscal year 2007 were for services in connection with acquisition due diligence procedures and consultation concerning our response to correspondence received from the SEC.

## D. All Other Fees

The aggregate fees billed by Deloitte for professional services rendered for all other services were $204,541 for fiscal year 2006 and $481,000 for fiscal year 2007. In fiscal year 2006, $100,600 of such fees were for tax return preparation and compliance, and $103,941 were for tax consulting and advisory services. In fiscal year 2007, $243,000 of such fees were for tax return preparation and compliance, and $238,000 were for tax consulting and advisory services.

## E. Audit Committee Pre-Approval Policies

The Audit Committee must approve any audit services and any permissible non-audit services provided by Deloitte prior to the commencement of the services. In making its pre-approval determination, the Audit Committee considers whether providing the non-audit services is compatible with maintaining the auditor's independence. To minimize relationships which could appear to impair the objectivity of the independent registered public accounting firm, it is the Audit Committee's practice to restrict the non-audit services that may be provided to us by our independent auditor to audit-related services, tax services and merger and acquisition due diligence and integration services.

The Audit Committee has delegated to the Chair of the Audit Committee the authority to approve non-audit services by the independent registered public accounting firm within the guidelines set forth above, provided that the fees associated with the applicable engagement are not anticipated to exceed $100,000. Any decision by the Chair to pre-approve non-audit services must be presented to the full Audit Committee for ratification at its next scheduled meeting. All of the services described under the headings "Audit Fees," "Audit-Related Fees," and "All Other Fees" were approved by the Audit Committee in accordance with the foregoing policy.

## F. Audit Committee Review

Our Audit Committee has reviewed the services rendered and the fees billed by Deloitte for the fiscal year ended May 31, 2007. The Audit Committee has considered whether or not the provision of non-audit services described above under the headings "Audit-Related Fees" and "All Other Fees" is compatible with maintaining Deloitte's independence and have determined that the provision of such services does not affect Deloitte's independence.

## REPORT OF THE AUDIT COMMITTEE

The primary responsibility of the Audit Committee is to oversee our financial reporting process on behalf of the Board and to report the results of the Audit Committee's activities to the Board. Management has the primary responsibility for the financial statements and reporting process, including the systems of internal control, and the independent registered public accounting firm ("Deloitte") is responsible for auditing those financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. In this context, the Audit Committee has reviewed and discussed with management and Deloitte our audited financial statements as of and for the year ended May 31, 2007. The Audit Committee has discussed with Deloitte the matters required to be discussed by the statement on Auditing Standards No. 61, as amended and as adopted, by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received and reviewed the written disclosures and the letter from Deloitte required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with Deloitte their independence. In addition, the Audit Committee has considered the compatibility of non-audit services with Deloitte's independence. Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements, referred to above, be included in our annual report on Form 10-K for the year ended May 31, 2007 for filing with the SEC.

AUDIT COMMITTEE
Michael W. Trapp, Chairperson
Gerald J. Wilkins
Alan M. Silberstein

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on a review of the copies of reporting forms, or written representations that no annual forms (Form 5) were required, we believe that, during the 2007 fiscal year, all of our officers, directors and 10% shareholders complied with the reporting requirements of the SEC regarding their ownership and changes in ownership of Common Stock (as required pursuant to Section 16(a) of the Securities Exchange Act of 1934), except Mr. Garcia and Mr. Hyde each had two late Form 4's all reflecting disposition of stock. Mr. Kelly, Ms. Tornay, and Mr. Limon each had one late Form 4, all reflecting disposition of stock.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We review all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether they qualify for disclosure as a transaction with related persons under Item 404(a) of Regulation S-K of the Securities Exchange Act of 1934. Management screens for these relationships and transactions through the annual circulation of a Directors and Officers Questionnaire ("D&O Questionnaire") to each member of the Board of Directors and each officer of the Company that is a reporting person under Section 16 of the Securities Act of 1934. The D&O Questionnaire contains questions intended to identify related persons and transactions between the Company and related persons. In addition, our Employee Code of Conduct and Ethics requires employees to report to the General Counsel or Chief Executive Officer any transaction involving themselves or their immediate family members and the Company that may create a conflict of interest with the Company and further requires the Chief Executive Officer to approve any such transaction with a related person in writing. The members of our disclosure committee also identify any potential related person transactions. If our management identifies a transaction with a related person, the Audit Committee Charter requires that such transaction be brought to the attention of the Audit Committee for its approval of the financial disclosure pertaining to such transaction. Transactions that are determined to be directly or indirectly material to us or a related person are disclosed in our proxy statement.

In the course of settling money transfer transactions, we purchase foreign currency from Consultoria Internacional Casa de Cambio ("CISA"), a Mexican company partially owned by Raul Limon Cortez, an executive officer of the Company. We purchased 8.1 billion Mexican pesos for $736.0 million during fiscal year 2007 from CISA. We believe that these currency transactions were executed at prevailing market exchange rates. Also during fiscal year 2007, we incurred $0.7 million of expense to CISA for settlement expense related to settling transactions at destination facilities owned by CISA.

## ADDITIONAL INFORMATION

### A. Solicitation of Proxies

The cost of soliciting proxies will be borne by us; however, shareholders voting electronically (via phone or the Internet) should understand that there may be costs associated with electronic access, such as usage charges from Internet service providers or telephone companies. In addition to solicitation of shareholders of record by mail, telephone, or personal contact, arrangements will be made with brokerage houses to furnish proxy materials to their principals, and we may reimburse them for mailing expenses. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Common Stock. We have also engaged Georgeson Shareholder to solicit proxies on our behalf and we estimate that the fees for such services will not exceed $10,000.

### B. Shareholder Proposals

Only proper proposals under Rule 14a-8 of the Securities Exchange Act of 1934 that are timely received will be included in the proxy statement and proxy for the 2008 annual meeting of shareholders. Notice of shareholder proposals will be considered untimely if received by us after May 7, 2008. If we do not receive notice of any matter that a shareholder wishes to raise at the 2008 annual meeting by July 21, 2008, and a matter is properly raised at such meeting, the proxies granted in connection with that meeting will have discretionary authority whether or not to vote on the matter.

### C. Shareholder List

We will maintain a list of shareholders entitled to vote at the Annual Meeting at our corporate offices at 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473. The list will be available for examination at the Annual Meeting.

### D. Annual Report on Form 10-K

**A copy of our Annual Report on Form 10-K, including the financial statements and financial statement schedule (but without exhibits) for the fiscal year ended May 31, 2007, will be provided, free of charge, upon written request of any shareholder addressed to Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations. Additionally, the EDGAR version of our Form 10-K is available on the Internet on the SEC's web site (www.sec.gov).**

### E. Closing Price

The closing price of the Common Stock, as reported by the New York Stock Exchange on August 27, 2007 was $38.11.

### F. Code of Business Conduct and Ethics

We have adopted an Employee Code of Conduct and Ethics, a Director Code of Conduct and Ethics, and a Code of Ethics for Senior Financial Officers, all of which are available on our website at *www.globalpaymentsinc.com* and will be provided free of charge, upon written request of any shareholder addressed to Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia, 30328-3473, Attention: Investor Relations.

We intend to post amendments to or waivers from the Code of Ethics for Senior Financial Officers on our website at *www.globalpaymentsinc.com.*



END